UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

Terra Industries Inc.
(Name of Subject Company)

Terra Industries Inc.
(Name of Person Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

880915103
(CUSIP Number of Class of Securities)

John W. Huey, Esq.
Vice President, General Counsel and
Corporate Secretary
Terra Industries Inc.
Terra Centre
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102-6000
Telephone: (712) 277-1340
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Faiza J. Saeed, Esq. Thomas E. Dunn, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000	David C. Karp, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and restates the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2010 (as amended and restated to date, together with any exhibits and annexes attached hereto, this “Statement”) by Terra Industries Inc., a Maryland corporation (“Terra” or the “Company”), relating to the Offer (as defined below).

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Statement relates is Terra Industries Inc., a Maryland corporation. Terra’s principal executive offices are located at Terra Centre, 600 Fourth Street, P.O. Box 6000, Sioux City, Iowa 51102-6000. Terra’s telephone number at this address is (712) 277-1340.

Securities.

The title of the class of equity securities to which this Statement relates is the common stock, without par value, of the Company (the “Terra Common Shares”). As of March 17, 2010, there were 100,165,757 Terra Common Shares issued and outstanding and an additional 4,464,701 Terra Common Shares were reserved for issuance under Terra’s equity compensation plans, of which up to a maximum of 952,736 Terra Common Shares were issuable or otherwise deliverable in connection with the vesting of outstanding equity awards of Terra. As of March 17, 2010, Terra had no shares of 4.25% Series A Cumulative Convertible Perpetual Preferred Shares, without par value (the “Series A Preferred Stock”), outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of Terra, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

Offer.

This Statement relates to the offer by CF Industries Holdings, Inc., a Delaware corporation (“CF”), through its indirect wholly-owned subsidiary, Composite Merger Corporation, a Maryland corporation (“CF Sub”), as disclosed in the Tender Offer Statement on Schedule TO, dated March 5, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to exchange each outstanding Terra Common Share for the “Per Share Consideration”, which is equal to (i) $37.15 in cash, less any applicable withholding taxes and without interest, and (ii) 0.0953 of a share of common stock, par value $0.01 per share, of CF (together with the associated preferred stock purchase rights) (the “CF Common Stock”), upon the terms and subject to the conditions set forth in (a) the Preliminary Prospectus/Offer to Exchange, dated March 5, 2010 (as amended or supplemented from time to time, the “Exchange Offer”), and (b) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, constitute the “Offer”). In addition, holders of Terra Common Shares whose shares are exchanged in the Offer will receive cash in lieu of any fractional CF Common Stock to which they may be entitled. CF and CF Sub first filed the Schedule TO with the SEC on March 5, 2010. On the same date, CF also first filed with the SEC a Registration Statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”) relating to the CF Common Stock to be issued in connection with the Offer. The Offer will expire at 12:00 midnight, New York City time, on April 2, 2010, unless CF or CF Sub extends the Offer in accordance with the Merger Agreement (as defined below).

On March 12, 2010, Terra, CF and CF Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”), which is filed as Exhibit (a)(8) hereto and is incorporated herein by reference. Pursuant to the terms and subject to the conditions of the Merger Agreement, following the consummation of the Offer, CF Sub will merge with and into Terra with each remaining Terra Common Share (other than shares already owned by CF, Terra or their wholly-owned subsidiaries) being converted into the right to receive the same Per Share Consideration as is received by Terra stockholders pursuant to the Offer (the “Second-Step Merger”). Upon consummation of the Second-Step Merger, Terra will be an indirect, wholly-owned subsidiary of CF (the

“Surviving Corporation”). For further details regarding the Merger Agreement, please see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Relationship with CF” and regarding the Second-Step Merger, please see “Item 8. Additional Information—Second-Step Merger”.

CF Sub’s obligation to accept for payment any validly tendered Terra Common Shares pursuant to the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including the following:

•	the “Minimum Tender Condition” — Terra stockholders shall have validly tendered and not properly withdrawn prior to the expiration of the Offer (as it may be extended and re-extended in accordance with the Merger Agreement) at least that number of Terra Common Shares which represents a majority of the Terra Common Shares outstanding on a fully-diluted basis;

•	the “Canadian Regulatory Condition” — any waiting period (including any extensions thereof) applicable to the Offer and the Second-Step Merger under the Competition Act (Canada), as amended, or any no-close period (including any extensions thereof) applicable to the Offer and the Second-Step Merger under the Canada Transportation Act, as amended, shall have expired or been terminated;

•	the “Registration Statement Condition” — the Registration Statement shall have been declared effective by the SEC under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

•	the “NYSE Listing Condition” — the shares of CF Common Stock to be issued pursuant to the Offer and the Second-Step Merger and such other shares to be reserved for issuance in connection with the Offer and the Second-Step Merger shall have been approved for listing on the New York Stock Exchange (the “NYSE”) (subject to official notice of issuance).

Further, CF Sub is not required to accept for payment any validly tendered Terra Common Shares pursuant to the Offer if any of the following conditions or events exists:

•	any law shall have been adopted or promulgated, or any temporary, preliminary or permanent order shall have been issued and remain in effect by a governmental entity of competent jurisdiction having the effect of making the Offer or the Second-Step Merger illegal or otherwise prohibiting consummation of the Offer, the Second-Step Merger or the transactions contemplated by the Merger Agreement (the “Restraints Condition”);

•	(i) the representations and warranties of Terra in the Merger Agreement that since January 1, 2010, there has not been any change, development, event, occurrence, effect or state of facts that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a material adverse effect on Terra (a “Terra Material Adverse Effect”) shall not be true and correct in all respects as of the date of the Merger Agreement or as of the time when CF Sub pays for all Terra Common shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”) as though made at the Acceptance Time, (ii) the representations and warranties of Terra in the Merger Agreement related to Terra’s capitalization, authority and approval of the Terra board of directors (the “Board”) with respect to the Offer and the Second-Step Merger and the exemption of the Offer and Second-Step Merger from the Maryland Business Combination Act (the “MBCA”) shall not be true and correct in all material respects as of the date of the Merger Agreement or as of the Acceptance Time as though made at the Acceptance Time (other than representations and warranties that by their terms speak as of another date, which shall not be true and correct as of such date) or (iii) all other representations and warranties of Terra in the Merger Agreement, in each case, made as if none of such representations and warranties contained any qualifications or limitations as to “materiality” or Terra Material Adverse Effect shall not be true and correct, in each case, as of the date of the Merger Agreement or as of the Acceptance Time as though made on and as of the Acceptance Time (other than representations and warranties that by their terms speak as of another date, which shall not be true and correct as of such date), except where the failure of such representations and warranties to be true and correct as so made, individually or in the aggregate, does not have and is not reasonably expected to result in a Terra Material Adverse Effect (the “Reps and Warranties Condition”);

•	Terra shall not have performed or complied in all material respects with all agreements and covenants required to be performed by it under the Merger Agreement at or prior to the Acceptance Time (the “Covenants Condition”);

•	Terra shall not have converted all of its outstanding shares of Series A Preferred Stock or any Series A Preferred Stock shall be outstanding (the “Preferred Stock Condition”); or

•	the Merger Agreement shall have been terminated in accordance with its terms (the “No-Termination Condition”).

On March 15, 2010, Terra converted all of its outstanding Series A Preferred Stock into Terra Common Shares pursuant to the terms and conditions applicable to such series. As of such date, no shares of Series A Preferred Stock remained outstanding.

The Merger Agreement provides that Merger Sub reserves the right to waive any of the conditions to the Offer, other than the Minimum Tender Condition, the Registration Statement Condition, the NYSE Listing Condition and the No-Termination Condition.

The Schedule TO states that the principal executive offices of CF are located at 4 Parkway North, Suite 400, Deerfield, Illinois 60015.

All information contained in this Statement or incorporated herein by reference concerning CF, CF Sub or their respective affiliates, or actions or events with respect to any of them, was obtained from reports and information filed by CF with the SEC or provided by CF or CF Sub to Terra and Terra takes no responsibility for such information or for any failure by CF or CF Sub to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in this Statement, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Terra or any of its affiliates, on the one hand, and (i) Terra or any of its executive officers, directors or affiliates, or (ii) CF, CF Sub or any of their respective executive officers, directors or affiliates, on the other hand.

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

The Merger Agreement.

On March 12, 2010, Terra, CF and CF Sub entered into the Merger Agreement. The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (a)(8) hereto and is incorporated herein by reference.

The Merger Agreement is filed as an exhibit to this Statement to provide Terra’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Terra or CF in Terra’s or CF’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms contained herein are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to Terra or CF. The representations and warranties in the Merger Agreement have been negotiated with the principal purpose of (i) establishing the circumstances under which CF Sub may have the right not to consummate the Offer or CF or Terra may have the right to terminate the Merger Agreement, and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable under federal securities laws.

The Offer.

The Merger Agreement provides that the Offer will be conducted on the terms and subject to the conditions set forth in “Item 2. Identity and Background of Filing Person — The Offer”.

The Merger Agreement further provides that, subject to the applicable rules of the SEC and the terms and conditions of the Merger Agreement described below, CF Sub expressly reserves the right (1) to extend the period of time during which the Offer is open, (2) to delay acceptance for exchange of, or exchange of, Terra Common Shares in order to comply in whole or in part with applicable laws, (3) to amend or terminate the Offer without accepting for exchange of, or exchanging, Terra Common Shares if any of the conditions of the Offer has not been satisfied and (4) to amend the Offer or to waive any conditions of the Offer at any time.

The Merger Agreement provides that if on the initial expiration date of the Offer or on any subsequent scheduled expiration date of the Offer, any of the events or conditions to the Offer shall not have been satisfied and, subject to the provisions of the Merger Agreement, have not been waived by CF Sub, CF Sub will, from time to time, extend the Offer for consecutive periods of not more than five business days each until the earlier of (i) the date on which all of the events or conditions have been satisfied or, subject to the provisions of the Merger Agreement, are waived by CF Sub, (ii) the date on which the Merger Agreement is terminated in accordance with its terms; provided that CF Sub is not obligated to so extend the Offer if (1) the Canadian Regulatory Condition, the Registration Statement Condition and the NYSE Listing Condition shall have been satisfied and the Restraints Condition shall have ceased to exist, or, in each case, subject to the provisions of the Merger Agreement, been waived by CF Sub, for a period of not less than ten business days prior to such expiration date and, with respect to the Canadian Regulatory Condition, the Registration Statement Condition and the NYSE Listing Condition, such facts shall be reflected in an amendment to the Offer documents prior to the start of such ten business day period, (2) the Reps and Warranties Condition, the Covenants Condition and the Preferred Stock Condition shall have ceased to exist or, subject to the provisions of the Merger Agreement, been waived by CF Sub, as of such expiration date and (3) the Minimum Condition is not satisfied as of such expiration date.

The Merger Agreement also provides that if on the initial expiration date of the Offer or on any subsequent scheduled expiration date of the Offer, Terra shall have delivered to CF a valid notice of the existence of any event or condition set forth in the subparagraph following paragraph (iv)(a) of the section of this Statement entitled “— Termination”, CF Sub will, from time to time, extend the Offer for consecutive periods of not more than five business days each until the earlier of (1) the date on which all of the events or conditions set forth in such subparagraph cease to exist or are waived by Terra and (2) the date on which the Merger Agreement is terminated in accordance with its terms.

The Merger Agreement also provides that CF Sub may, in its sole discretion, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC (or the staff thereof) or the NYSE applicable to the Offer.

In the Merger Agreement, CF Sub expressly reserves the right from time to time to waive any of the conditions to the Offer (other than the Minimum Condition, the Registration Statement Condition, the NYSE Listing Condition and the No-Termination Condition) or to increase the consideration payable in the Offer or to make any other changes in the terms and conditions of the Offer; provided that without the prior written consent of Terra, CF Sub will not decrease the consideration payable in the Offer, change the form of consideration payable in the Offer, decrease the number of Terra Common Shares sought to be purchased in the Offer, change, modify or waive the Minimum Condition, impose additional conditions to the Offer or modify or change any condition to the Offer in a manner materially adverse to the holders of Terra Common Shares or in a manner which would delay consummation of the Offer, reduce the time period during which the Offer remains open or, except for any extension required or permitted under the terms of the Merger Agreement, extend or otherwise change the expiration date of the Offer, or amend, modify or supplement any other term of the Offer in any manner adverse to the holders of Terra Common Shares or in a manner which would delay consummation of the Offer.

The Merger Agreement also provides that CF Sub may, subject to certain conditions, elect to provide a subsequent offering period of at least three business days in length following the expiration of the Offer on the expiration date and acceptance for exchange of the Terra Common Shares tendered in the Offer (we refer to this period in this Statement as a “subsequent offering period”). A subsequent offering period would be an additional period of time, following the first exchange of Terra Common Shares in the Offer, during which Terra stockholders could tender Terra Common Shares not tendered in the Offer. During a subsequent offering period, tendering stockholders would not have withdrawal rights and CF Sub would promptly exchange and pay for any Terra Common Shares tendered at the same price paid in the Offer.

Terra Board of Directors.

Upon the payment by CF Sub for Terra Common Shares tendered pursuant to the Offer representing at least a majority of the outstanding Terra Common Shares on a fully diluted basis, CF will be entitled to designate such number of new directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (determined after giving effect to the new directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Terra Common Shares beneficially owned by CF, CF Sub and any of their affiliates bears to the total number of Terra Common Shares then outstanding, and Terra will be required to promptly take all actions necessary to cause CF’s designees to be so elected. Terra is required to obtain the irrevocable resignation, conditioned upon the closing of the Offer, of a sufficient number of directors to implement the above provisions. Prior to the effective time of the Second-Step Merger, the Board must always have at least three members who were members of the Board as of immediately prior to the time of the acceptance for payment of any Terra Common Shares by CF Sub pursuant to the Offer and who are independent directors for purposes of the continued listing requirements of the NYSE. Upon CF’s request, at each such time CF is entitled to designate directors on the Board, Terra must also cause (i) each committee of the Board, (ii) the board of directors of each of its subsidiaries and (iii) each committee of such board of directors of each of its subsidiaries to include persons designated by CF constituting at least the same percentage of each such committee or board of directors as CF’s designees constitute on the Board.

Conversion of Terra Common Shares.

Pursuant to the terms of the Merger Agreement, each Terra Common Shares outstanding immediately prior to the effective time of the Second-Step Merger will, by virtue of the Second-Step Merger and without any action on the part of the holder thereof, be converted into the right to receive the consideration to be paid in the Second-Step Merger, which consideration will equal the Offer consideration.

Top-Up Option.

Subject to the terms and conditions of the Merger Agreement, Terra has granted to CF and/or CF Sub an irrevocable one-time “top-up” option to purchase a number of Terra Common Shares. The “top-up” option may be exercised within 10 business days following completion of the Offer. For more information about the “top-up” option, please see “Item 8. Additional Information—Top-Up Option”.

Vote Required to Approve Second-Step Merger.

Under the Maryland General Corporation Law (“MGCL”), the Second-Step Merger must be advised by the Board and, unless the Second-Step Merger is consummated as a short-form merger as described below, approved by the affirmative vote of holders of Terra Common Shares entitled to cast a majority of the votes entitled to be cast on the matter. The Board by unanimous vote of those directors voting with one absent director separately indicating agreement has declared advisable and approved the Second-Step Merger. If CF acquires, through CF Sub pursuant to the Offer or otherwise, at least a majority of the outstanding Terra Common Shares, CF will have sufficient voting power to approve the Second-Step Merger without the affirmative vote of any other stockholder of Terra.

Under Section 3-106 of the MGCL, if CF acquires, through CF Sub pursuant to the Offer or otherwise, at least 90% of the then outstanding Terra Common Shares, CF will be able to effect the Second-Step Merger through a short-form merger, without a vote of Terra stockholders. In such event, CF, through CF Sub, intends to take all necessary and appropriate action to cause the Second-Step Merger to become effective as promptly as reasonably practicable after such acquisition, without a meeting of Terra stockholders. However, under Section 3-106 of the MGCL, if CF Sub owns less than all of the outstanding Terra Common Shares as of immediately prior to the short-form merger, CF Sub must have given at least 30 days prior notice of the short-form merger to each of Terra’s stockholders who otherwise would have been entitled to vote on the merger.

Unless CF and CF Sub effect a short-form merger pursuant to Maryland law, Terra will hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of approving the Second-Step Merger. At the special meeting, all of the Terra Common Shares acquired pursuant to the Offer or otherwise owned by CF or any of its subsidiaries will be voted in favor of the Second-Step Merger.

Effect on Restricted Stock, Phantom Units, Performance Shares and Phantom Performance Shares.

The Board (or the relevant committee) is required to take such actions to ensure that, as of the acceptance for payment of any Terra Common Shares by CF Sub pursuant to the Offer, each Terra stock-based award will be treated as follows:

(i)	each share of restricted stock will become fully vested immediately prior to the acceptance for payment of any Terra Common Shares by CF Sub pursuant to the Offer pursuant to its terms and without any action on the part of any holder of such restricted stock;

(ii)	each phantom unit will be fully vested upon the acceptance for payment of any Terra Common Shares by CF Sub pursuant to the Offer and the holder of such phantom unit shall be entitled to receive, in consideration for such phantom unit, a cash payment from Terra equal to the product of (a) the number of Terra Common Shares subject to such phantom unit immediately prior to the acceptance for payment of any Terra Common Shares by CF Sub pursuant to the Offer and (B) the Cash Equivalent Amount (as defined below), which cash payment shall be delivered to such holder as promptly as practicable following the acceptance for payment of any Terra Common Shares by CF Sub pursuant to the Offer); and

(iii)	each performance share award and phantom performance award will be canceled upon the acceptance for payment of any Terra Common Shares by CF Sub pursuant to the Offer and the holder thereof will be entitled to receive, in consideration for such cancellation, the product of (A) the greater of (1) the number of Terra Common Shares subject to such performance share award or phantom performance award based on Terra’s actual performance calculated using actual quarters completed through the acceptance for payment of any Terra Common Shares by CF Sub pursuant to the Offer and (2) the target number of Terra Common Shares subject to such performance share award or phantom performance award and (B) the Cash Equivalent Amount, which cash payment shall be delivered by Terra to such holder as promptly as practicable following the acceptance for payment of any Terra Common Shares by CF Sub pursuant to the Offer.

For purposes of these provisions, “Cash Equivalent Amount” means an amount equal to the sum of (A) $37.15 and (B) the product of (1) the average closing sales price, rounded to four decimal points, of CF Common Stock on the NYSE for the period of the 10 consecutive trading days ending on the second full trading day prior to the acceptance for payment of any Terra Common Shares by CF Sub pursuant to the Offer and (2) 0.0953.

Representations and Warranties.

Each of CF and Terra makes customary and generally reciprocal representations and warranties to the other party with respect to: corporate organization and power; subsidiaries; capitalization; authorization of the Merger Agreement and related matters; consents and approvals; no violations of law; SEC reports and financial statements; absence of undisclosed liabilities; absence of certain changes; litigation; environmental matters; and compliance with laws and permits.

Terra also makes customary representations and warranties to CF with respect to tax matters; real property; employee benefits and labor matters; intellectual property matters; material contracts; insurance coverage; improper payments; and opinion of financial advisor.

CF also represents that the net proceeds from the financing contemplated by the commitment letter between CF and an affiliate of Morgan Stanley and The Bank of Tokyo-Mitsubishi UFJ, Ltd., together with other financial resources of CF and Terra, will be sufficient for CF to pay the cash portion of the consideration and all other fees and expenses contemplated to be paid by CF pursuant to the Merger Agreement.

Consents and Approvals.

CF and Terra have agreed to cooperate to obtain all consents to the Offer and the Second-Step Merger. Each of CF and Terra also agree to use its reasonable best efforts to take all actions and to do all things necessary or advisable under applicable law to consummate the Offer and the Second-Step Merger.

In particular, CF agrees that, in the event that any action or proceeding is instituted (or threatened to be instituted) challenging the Offer or the Second-Step Merger as violative of any competition, antitrust, foreign investment or other law, or if any law is enacted or enforced by a governmental entity that would make the Offer or the Second-Step Merger illegal or would otherwise prohibit or materially impair or delay the consummation of the Offer or the Second-Step Merger, it will use its best efforts to resolve or resist any such action or proceeding that prohibits, prevents, delays or restricts consummation of the Offer or the Second-Step Merger.

Furthermore, CF agrees to (i) sell, hold separate or otherwise dispose of any assets of CF or its subsidiaries, or after the closing of the Second-Step Merger, Terra or its subsidiaries (and certain of its joint venture entities) and (ii) conduct its business in a specified manner, or propose and agree or permit CF or its subsidiaries, or after the closing of the Second-Step Merger, Terra or its subsidiaries (and certain of its joint venture entities), to conduct its business in a specified manner. However, in no event is CF required to agree to take any action that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Terra or CF.

For the purposes of the Merger Agreement, “material adverse effect” on Terra or CF means any change, development, event, occurrence, effect or state of facts that, individually or in the aggregate with all such other changes, developments, events, occurrences, effects or states of facts is, or is reasonably expected to be, materially adverse to the business, financial condition or results of operations of such person and its subsidiaries (including, with respect to Terra, certain joint ventures), taken as a whole. A “material adverse effect” will not have occurred, however, as a result of any change, development, event, occurrence, effect or state of facts resulting from: (i) capital market conditions generally or general economic conditions, including with respect to interest rates or currency exchange rates, (ii) geopolitical conditions or any outbreak or escalation of hostilities, acts of war or terrorism occurring after the date of the Merger Agreement, (iii) any hurricane, tornado, flood, earthquake or other natural or man-made disaster occurring after the date of the Merger Agreement, (iv) any change in applicable law, regulation or GAAP (or authoritative interpretation thereof) which is proposed, approved or enacted on or after the date of the Merger Agreement, (v) general conditions in the industries in which such party and its subsidiaries operate, (vi) the failure, in and of itself, of such party to meet any internal or published projections, forecasts, estimates or predictions with respect to revenues, earnings or other financial or operating metrics, before, on or after the date of the Merger Agreement, or changes in the market price, credit rating or trading volume of such party’s securities after the date of the Merger Agreement (it being understood that the underlying facts giving rise or contributing to such failure or change may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been a material adverse effect), (vii) changes in the price of natural gas, nitrogen, urea, ammonia or any other product used or sold by such party or any of its subsidiaries and (viii) the announcement and pendency of the Merger Agreement and the transactions contemplated thereby, including any lawsuit in respect of the Merger Agreement or the transactions contemplated thereby, compliance with the covenants contained therein, and any loss of or change in relationship with any customer, supplier, distributor, or other business partner, or departure of any employee or officer, of such party or any of its subsidiaries, except that in the cases of (i), (ii), (iii), (iv) and (v), to the extent that such party and its subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the industries in which such party and its subsidiaries operate (in which case the incremental disproportionate impact or impacts may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a material adverse effect).

Conduct of the Business of Terra Pending the Offer or Merger.

The Merger Agreement provides that from the date of the Merger Agreement until the earlier to occur of such time as directors elected or designated by CF constitute at least a majority of the Board or the effective time of the Second-Step Merger, Terra will, and will cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and will use its commercially reasonable efforts to preserve intact its business organization and goodwill and relationships with all governmental entities, customers, suppliers and others having business dealings with it, to keep available the services of its current officers and key employees and to maintain its current rights and franchises, in each case, consistent with past practice.

In addition, during the same time period, Terra will not, and will not permit any of its subsidiaries to (subject to certain exceptions), directly or indirectly:

(i)	amend or modify any of Terra’s or its subsidiaries’ governing documents or the governing documents of certain joint venture entities;

(ii)	(a) declare or pay any dividend or other distribution in respect of any of its securities, other than dividends or distributions by wholly owned subsidiaries of Terra to Terra, the payment of regular quarterly cash dividends of $0.10 per Terra Common Share for the fiscal quarters ended December 31, 2009 and March 31, 2010; (b) split, combine or reclassify any of its securities or issue, deliver, sell, grant, dispose of or subject to a lien any securities or rights to equity; or (c) repurchase, redeem or otherwise acquire any securities or rights to equity of Terra or any subsidiary of Terra, except, in each case, as otherwise agreed to in the Merger Agreement;

(iii)	acquire any person or division, business or equity interest of any person;

(iv)	sell, lease, license, subject to a lien (other than a permitted lien), or encumber or dispose of any material assets, property or rights, other than as agreed to in the Merger Agreement;

(v)	(a) make any loans to or investments in any other person or (b) create, incur, guarantee or assume any indebtedness, in each case other than as agreed to in the Merger Agreement;

(vi)	other than as set forth in Terra’s capital budget or in connection with the repair or replacement of the plant and equipment at the operating facilities of Terra or any subsidiary of Terra, make any capital expenditure in excess of $5 million individually or $10 million in the aggregate;

(vii)	except (a) as required pursuant to the terms of any benefit plan of Terra, (b) as required to comply with applicable law or GAAP, (c) as expressly permitted by the Merger Agreement or (d) solely with respect to (I) below, in the ordinary course of business, (I) amend or otherwise modify in any material respect any benefit plan, (II) accelerate the payment or vesting of benefits or amounts payable or to become payable under any benefit plan, (III) terminate, establish or enter into any benefit plan, (IV) grant any increase in the compensation or benefits of directors, officers, employees or consultants of Terra or any subsidiary of Terra (except for increases in base salary or hourly wage rates to certain employees and subject to certain parameters and except for certain arrangements for newly hired or promoted employees) or (V) hire any employee with an annual base salary in excess of $130,000 except to replace an existing employee of comparable compensation;

(viii)	(a) settle any material claims or litigation, other than in the ordinary course of business consistent with past practice or in accordance with the terms of any liability accrued or disclosed in the most recent financial statements of Terra, (b) cancel any material indebtedness or (c) waive or assign any claims or rights of material value;

(ix)	except as required by applicable law or in the ordinary course of business (a) make, revoke or amend any material election relating to taxes, (b) settle or compromise any material proceeding relating to taxes or (c) enter into a written and legally binding material agreement with a taxing authority relating to taxes;

(x)	other than in the ordinary course of business consistent with past practice (a) amend in any material respect, waive any material right under or terminate certain material contracts of Terra or (ii) enter into any new material contracts;

(xi)	adopt or implement a plan of liquidation or a dissolution, restructuring, recapitalization or other reorganization of Terra or any subsidiary of Terra;

(xii)	change any method of financial accounting, except for any such change required by a change in GAAP;

(xiii)	terminate or amend in any material respect, any material insurance policies covering Terra or any subsidiary of Terra;

(xiv)	other than in the ordinary course of business consistent with past practice, transfer, abandon or otherwise dispose of any rights to any material intellectual property; or

(xv)	authorize, resolve, agree or commit to do any of the foregoing.

Conduct of the Business of CF Pending the Offer or Second-Step Merger.

In addition, the Merger Agreement provides that from the date of the Merger Agreement until the effective time of the Second-Step Merger, CF will, and will cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and will use its commercially reasonable efforts to preserve intact its business organization and goodwill and relationships with all governmental entities, customers, suppliers and others having business dealings with it and to maintain its current rights and franchises, in each case, consistent with past practice.

In addition, CF will not directly or indirectly:

(i)	amend or modify any of CF’s governing documents;

(ii)	(a) declare or pay any dividend or other distribution in respect of any securities of CF, other than quarterly dividends consistent with past practice, (b) split, combine or reclassify any securities of CF, (c) issue, deliver or sell any securities of CF, other than (1) the issuance and delivery of CF Common Stock pursuant to the Offer or (2) pursuant to any CF benefit plan in effect on the date of the Merger Agreement; provided that the foregoing clause (c) only applies until the acceptance for payment of Terra Common Shares by CF Sub pursuant to the Offer, or (d) repurchase, redeem or otherwise acquire any securities of CF, other than acquisitions of securities pursuant to any benefit plan of CF;

(iii)	acquire any person or division, business or equity interest of any person, other than acquisitions that would not reasonably be expected to prevent or delay or impede the consummation of the transactions contemplated by the Merger Agreement;

(iv)	adopt or implement a plan of liquidation or a dissolution, restructuring, recapitalization or other reorganization of CF; or

(v)	authorize, resolve, agree or commit to do any of the foregoing.

Financing; Cooperation of Terra.

CF will use its best efforts to take all actions and to do all things necessary, proper or advisable to consummate and obtain the financing on the terms and conditions described in the Exchange Offer.

In order to assist CF with the arrangement of such financing, Terra will provide such assistance and cooperation as CF may reasonably request, including:

(i)	furnishing pertinent information with respect to Terra and its subsidiaries and certain of its joint venture entities;

(ii)	requesting its independent accountants to provide reasonable assistance to CF;

(iii)	providing reasonable cooperation with prospective investors, arrangers and lenders and their respective advisors in performing their due diligence; and

(iv)	providing all required information reasonably available to it relating to certain indebtedness of Terra or its subsidiaries.

In no event will Terra or its subsidiaries be required to pay any commitment or similar fee or incur any other liability in connection with such financing prior to the effective time of the Second-Step Merger.

Indemnification and D&O Insurance.

From and after acceptance for payment of Terra Common Shares by CF Sub pursuant to the Offer, CF will cause Terra to indemnify and provide advancement of expenses to, all past and present directors and officers of Terra to the fullest extent permitted by law for acts or omissions occurring at or prior to the effective time of the Second-Step Merger and to honor all existing rights to indemnification in favor or such directors and officers.

From and after the acceptance for payment of Terra Common Shares by CF Sub pursuant to the Offer, CF will cause Terra to maintain for a period of 6 years the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Terra; provided that Terra may substitute policies of at least the same coverage and amounts containing terms and conditions which are at least as protective and no less advantageous to the insured. However, Terra will not be required to expend in any 1 year more than 300% of the current annual premium expended by Terra.

Takeover Proposals.

The Merger Agreement provides that Terra will, and will cause its subsidiaries and its and their respective representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Takeover Proposal (as defined below).

The Merger Agreement further provides that Terra will not, nor will it authorize or permit any of its subsidiaries to, and it will cause its and its subsidiaries’ respective representatives not to, directly or indirectly:

(i)	initiate or solicit or knowingly facilitate or encourage any inquiry or the making of any proposal that constitutes a Takeover Proposal; or

(ii)	continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information or data or access to its properties with respect to, or otherwise cooperate with or knowingly take any other action to facilitate any proposal that constitutes any Takeover Proposal.

Notwithstanding the foregoing, the Merger Agreement provides that, prior to the consummation of the Offer, Terra and its representatives, in response to a bona fide written Takeover Proposal that was made after the date of the Merger Agreement and did not result from a material breach of the Merger Agreement and that (1) constitutes a Superior Proposal (as defined below) or (2) the Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) could reasonably be expected to result in a Superior Proposal, shall be permitted to:

(i)	provide access to non-public information to the person making such Takeover Proposal pursuant to and in accordance with an executed confidentiality agreement; and

(ii)	participate in discussions or negotiations with respect to such Takeover Proposal with the person making such Takeover Proposal.

The Merger Agreement further provides that, at any time prior to the consummation of the Offer, the Board may:

(i)	effect a Change in Company Recommendation (as defined below) provided that the Board determines in good faith, after consultation with outside counsel, that the failure to do so would be inconsistent with its duties to the stockholders of Terra under applicable law; and

(ii)	in response to a Superior Proposal that was made after the date of the Merger Agreement and did not result from a material breach of the Merger Agreement, cause Terra to terminate the Merger Agreement and concurrently with such termination, upon payment of the Termination Fee and the Reimbursement Fee (each as defined below), enter into a definitive agreement with respect to such Superior Proposal.

Notwithstanding the foregoing, the Merger Agreement provides that Terra will not be entitled to exercise its right to effect a Change in Company Recommendation or its right to terminate the Merger Agreement pursuant hereto unless:

(i)	the Board has first provided prior written notice to CF advising CF that the Board intends to (x) effect a Change in Company Recommendation, which notice would contain a description of the events, facts and circumstances giving rise to such proposed action or (y) terminate the Merger Agreement in response to a Superior Proposal, which notice shall contain a description of the terms and conditions of the Superior Proposal (including a copy of any such written Superior Proposal); and

(ii)	CF does not make, within 5 business days after receipt of such notice described above, a proposal that would, in the good faith determination of the Board (after consultation with outside counsel and a financial advisor of nationally recognized reputation), cause such events, facts and circumstances to no longer form the basis for the Board to effect a Change in Company Recommendation, in the case of a Change in Company Recommendation, or be at least as favorable to the stockholders of Terra as such Superior Proposal, in the case of a Superior Proposal.

In addition to the obligations of Terra described in the preceding paragraphs, the Merger Agreement provides that, from and after the date of the Merger Agreement, as promptly as practicable after the receipt, directly or indirectly, by Terra of any Takeover Proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any Takeover Proposal, and in any case within 2 business days after the receipt thereof, Terra will provide oral and written notice to CF of (i) such Takeover Proposal or inquiry, (ii) the identity of the person making any such Takeover Proposal or inquiry and (iii) the material terms and conditions of any such Takeover Proposal or inquiry. Terra will also keep CF fully informed on a current basis of the status of any such Takeover Proposal, including any changes to the terms and conditions thereof.

The Merger Agreement defines the term “Takeover Proposal” as any third party proposal or offer for a direct or indirect (a) merger, tender offer, exchange offer, binding share exchange, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving Terra or one or more of its subsidiaries, (b) sale, lease exchange, mortgage, pledge, transfer or other acquisition or assumption of fifteen percent (15%) or more of the fair value of the assets of Terra and its subsidiaries, taken as a whole, in one or a series of related transactions, or (c) purchase, tender offer, exchange offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership of securities representing fifteen percent (15%) or more of the voting power of Terra’s securities; provided, that the term “Takeover Proposal” does not include the Offer or the Second-Step Merger.

The Merger Agreement defines the term “Superior Proposal” as any bona fide written Takeover Proposal regarding Terra made by any person (other than CF or CF Sub) that, if consummated, would result in such person acquiring, directly or indirectly, all or substantially all of the voting power of Terra’s securities or all or substantially all of the assets of Terra and its subsidiaries and that the Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) is reasonably expected to be consummated and is more favorable to its stockholders than the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement from a financial point of view, taking into account all financial, regulatory, legal and other aspects of such proposal.

The Merger Agreement defines the term “Change in Company Recommendation” as any direct or indirect withdrawal, modification, amendment or qualification of Terra’s recommendation to its stockholders to accept the Offer and, if required by applicable law, approve the Second-Step Merger, in a manner adverse to CF or CF Sub (or any public proposal to take any of the foregoing actions) or the execution or entry into, any letter of intent, memorandum of understanding, Merger Agreement or other written agreement providing for a Takeover Proposal.

Termination.

The Merger Agreement may be terminated at any time prior to the effective time of the Second-Step Merger, whether before or after receipt of the affirmative vote at the Terra stockholders meeting of holders of a majority of the outstanding Terra Common Shares to approve the Second-Step Merger, to the extent required by applicable law:

(i)	by mutual written consent of CF and Terra;

(ii)	by either CF or Terra, if:

(a)	the Offer shall not have been consummated by July 31, 2010; provided that the party seeking to terminate is not the primary cause of the failure of the acceptance for payment of any Terra Common Shares by CF Sub pursuant to the Offer by such date;

(b)	any law or order issued by a governmental entity having the effect of making the Second-Step Merger illegal or otherwise prohibiting consummation of the Second-Step Merger is in effect and has become final and non-appealable; provided that the party seeking to terminate must have used its best efforts to remove such law or order as required by the Merger Agreement; or

(c)	the Offer shall have expired or been terminated without any Terra Common Shares being purchased as a result of the failure to satisfy the Minimum Condition; provided that the party seeking to terminate is not the primary cause of the failure of the acceptance for payment of any Terra Common Shares by CF Sub pursuant to the Offer by such date, as applicable;

(iii)	by CF prior to the acceptance for payment of any Terra Common Shares by CF Sub pursuant to the Offer:

(a)	if Terra shall have breached or failed to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (A) is incapable of being cured by Terra prior to July 31, 2010 or is not cured by the earlier of (x) forty (40) business days following written notice to Terra by CF of such breach or (y) July 31, 2010 and (B) would result in the existence of the Reps and Warranties Condition or the Covenants Condition;

(b)	if the Board (A) fails to recommend that Terra’s stockholders accept the Offer and tender their Terra Common Shares to CF Sub in the Offer and, to the extent required by applicable law, approve the Merger Agreement or include such recommendation in the Solicitation/Recommendation Statement on Schedule 14D-9, (B) fail to publicly reaffirm such recommendation within ten (10) business days of receipt of a written request by CF to provide such reaffirmation or (C) effects a Change in Company Recommendation; or

(c)	if Terra or any of its subsidiaries or its or their respective representatives, directly or indirectly, materially breached any of their non-solicitation obligations (as described above);

(iv)	by Terra prior to the acceptance for payment of any Terra Common Shares by CF Sub pursuant to the Offer:

(a)	if CF or CF Sub has breached or failed to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (A) is incapable of being cured by CF or CF Sub prior to July 31, 2010 or is not cured by the earlier of (x) forty (40) business days following written notice to CF by Terra of such breach or (y) July 31, 2010 and (B) would result in the existence of any of the following events or conditions:

(i)	The representation and warranty of CF and CF Sub in the Merger Agreement that since January 1, 2010, there has not been any change, development, event, occurrence, effect or state of facts that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a material adverse effect on CF shall not be true and correct in all respects as of the date of the Merger Agreement or as of immediately prior to the acceptance time as though made immediately prior to the acceptance time, (ii) the representations and warranties of CF in the Merger Agreement related to CF’s and CF Sub’s capitalization and the authority and approval of the CF and CF Sub boards of directors related to the Offer and the Second-Step Merger, shall not be true and correct in all material respects as of the date of the Merger Agreement or as of immediately prior to the acceptance time (other than representations and warranties that by their terms speak as of another date, which shall not be true and correct as of such date), (iii) all other representations and warranties of CF and CF Sub set forth in the Merger Agreement, in each case, made as if none of such representations and warranties contained any qualifications or limitations as to “materiality” or “material adverse effect,” shall not be true and correct, in each case, as of the date of the Merger Agreement or as of immediately prior to the acceptance time as though made immediately prior to the acceptance time (other than representations and warranties that by their terms speak as of another date, which shall not be true and correct as of such date), except where the failure of such representations and warranties to be true and correct as so made, individually or in the aggregate, does not have and is not reasonably expected to result in a material adverse effect on CF, or (iv) each of CF and CF Sub shall not have performed or complied in all material respects with all agreement and covenants required to be performed by it under the Merger Agreement.

(b)	to enter into a definitive agreement with respect to a Superior Proposal.

Termination Fees.

Notwithstanding any valid termination, Terra will pay CF certain fees if the Merger Agreement is terminated due to any of the following circumstances:

(i)	if the Board (A) fails to recommend that Terra’s stockholders accept the Offer and tender their Terra Common Shares to CF Sub in the Offer and, to the extent required by applicable law, approve the Merger Agreement or include such recommendation in the Solicitation/Recommendation Statement on Schedule 14D-9, (B) fails to publicly reaffirm such recommendation within ten (10) business days of receipt of a written request by CF to provide such reaffirmation or (C) effects a Change in Company Recommendation, then Terra shall pay CF a termination fee of $123 million (the “Termination Fee”) and pay CF $123 million for the reimbursement of the termination fee paid by CF to terminate the Yara merger agreement (the “Reimbursement Fee”);

(ii)	if (A) a Terra uncured breach or failure to perform any of its representations, warranties or covenants contained in the Merger Agreement would result in the existence of the Reps and Warranties Condition or the Covenants Condition prior to the acceptance for payment of any Terra Common Shares by CF Sub pursuant to the Offer or (B) Terra or any of its subsidiaries or its or their respective representatives have materially breached any of their non-solicitation obligations, then Terra shall pay CF the Reimbursement Fee;

(iii)	if Terra enters into a definitive agreement with respect to a Superior Proposal, then Terra shall pay CF the Termination Fee and the Reimbursement Fee;

(iv)	if (A) the Offer shall have expired or been terminated without any Terra Common Shares being purchased as a result of the failure to satisfy the Minimum Condition, (B) a Terra uncured breach or failure to perform any of its covenants contained in the Merger Agreement would result in the existence of the Reps and Warranties Condition or the Covenants Condition prior to the acceptance for payment of any Terra Common Shares by CF Sub pursuant to the Offer or (C) Terra or any of its subsidiaries or its or their respective representatives have materially breached any of their non-solicitation obligations (as described above) and, in each case, within 6 months after the date of termination of the Merger Agreement as a result of the aforementioned circumstances, Terra enters into a definitive agreement to consummate or consummates the transactions contemplated by a Takeover Proposal (for purposes of this provision, the term Takeover Proposal has the same meaning as described above, except that all references to 15% are changed to 50%), then Terra shall pay CF the Termination Fee and, to the extent not previously paid, the Reimbursement Fee; or

(v)	if (A) the Merger Agreement is not consummated prior to July 31, 2010 (provided that certain conditions to the Offer are satisfied at the time of termination), (B) the Offer shall have expired or been terminated without any Terra Common Shares being purchased as a result of the failure to satisfy the Minimum Condition, (C) a Terra uncured breach or failure to perform any of its representations, warranties or covenants contained in the Merger Agreement would result in the existence of the Reps and Warranties Condition or the Covenants Condition prior to the acceptance for payment of any Terra Common Shares by CF Sub pursuant to the Offer or (D) Terra or any of its subsidiaries or its or their respective representatives have materially breached any of their non-solicitation obligations (as described above) and, in each case, (X) at any time after the date of the Merger Agreement and prior to the date of termination of the Merger Agreement as a result of the aforementioned circumstances, a Takeover Proposal is publicly announced and not subsequently withdrawn (or any person publicly announces or publicly communicates an intention, whether or not conditional, to make a Takeover Proposal and such intention is not subsequently withdrawn), and (Y) within 18 months after the date of such termination, Terra enters into a definitive agreement to consummate or consummates the transactions contemplated by any Takeover Proposal (for purposes of this provision, the term Takeover Proposal has the same meaning as described above, except that all references to 15% are changed to 50%), then Terra shall pay CF the Termination Fee and, to the extent not previously paid, the Reimbursement Fee.

Notwithstanding any valid termination, CF will pay Terra the Termination Fee if the Merger Agreement is terminated (A) because the Merger Agreement is not consummated prior to July 31, 2010 (provided that certain conditions to the Offer are not satisfied at the time of termination) or (B) any law or order issued by a governmental entity having the effect of making the Offer or the Second-Step Merger illegal or otherwise prohibiting consummation of the Offer or the Second-Step Merger is in effect and has become final and non-appealable (other than any such law or order that results primarily from any breach or violation by Terra or any of its subsidiaries, affiliates or representative of the Merger Agreement, any obligation to or right of a third-party or any law).

Relationship with CF.

CF discloses in the Schedule TO that (i) during the period from January 8, 2010 through January 14, 2010, CF Industries, Inc., a wholly-owned subsidiary of CF, sold approximately 5 million Terra Common Shares through ordinary brokerage transactions on the open market, (ii) as of March 5, 2010, CF Composite, Inc., a wholly-owned subsidiary of CF (“CF Composite”), beneficially owned of record 1,000 Terra Common Shares, representing less than 1% of the outstanding Terra Common Shares, (iii) CF shares beneficial ownership of the 1,000 Terra Common Shares with CF Composite and (iv) the shares beneficially owned by CF Composite were purchased through an ordinary brokerage transaction on the open market on January 20, 2009 for an average price of $19.724 per Terra Common Share.

Pursuant to Rule 14d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), CF paid Terra $182,260 in 2009 for the approximate cost of mailing materials related to CF’s prior exchange offer to Terra stockholders and CF paid Terra $125,000 in March 2010 for the approximate cost of mailing materials related to the Offer to Terra stockholders.

Certain other agreements, arrangements or understandings between Terra or any of its affiliates and CF, CF Sub or any of their respective executive officers, directors or affiliates, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” in the Schedule 14D-9 filed by Terra with the SEC on March 5, 2009, are incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of Terra.

Overview.

The vested Terra Common Shares held by Terra’s directors and executive officers as of the Acceptance Time will be treated in the same manner as vested Terra Common Shares held by other Terra stockholders.

Aside from their interests as Terra stockholders, Terra’s directors and executive officers have interests in the Offer that may be different from, or in addition to, those of other Terra stockholders generally. In considering the recommendation of the Board that you tender your Terra Common Shares into the Offer, you should be aware of these interests. The members of the Board were aware of and considered these interests, among other matters, in making their decision. As described in more detail below, the interests of Terra’s executive officers in the Offer that are different from, or in addition to, those of other Terra stockholders consist of:

•	the accelerated vesting of Terra restricted stock awards immediately prior to the Acceptance Time, which restricted stock awards will then be treated in the same manner as vested Terra Common Shares held by other Terra stockholders;

•	the accelerated vesting of equity awards relating to Terra Common Shares granted pursuant to Terra’s equity incentive plans that are subject to performance-based vesting and are settled in Terra Common Shares pursuant to their terms (“Performance Share Awards”), and the cancellation of such awards in exchange for cash;

•	the fixing of the performance metric under Terra’s annual incentive compensation plan at the Acceptance Time at the greater of (i) target performance and (ii) actual performance during the quarters completed through the Acceptance Time;

•	the receipt of certain payments and benefits under the executive officers’ employment severance agreements, as well as prorated bonuses under Terra’s annual incentive compensation plan, upon certain types of terminations of employment following the Acceptance Time;

•	the receipt of gross-up payments to make the executive officers whole for any excise tax imposed as a result of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), on any compensation received;

•	the funding of a rabbi trust with respect to certain executive officers’ supplemental retirement benefits; and

•	the continuation of certain compensation and benefits until December 31, 2011 pursuant to the terms of the Merger Agreement.

The Merger Agreement requires CF to cause, from and after the Acceptance Time, Terra and, if after the consummation of the Second-Step Merger, the Surviving Corporation, to indemnify all current and former directors and officers of Terra to the fullest extent permitted by law for acts or omissions occurring at or prior to the effective time of the Second-Step Merger and to honor all existing rights to indemnification in favor of such directors and officers.

The dates used below to quantify these interests have been selected for illustrative purposes only. They do not necessarily reflect the dates on which certain events will occur.

Equity Awards.

Terra’s executive officers hold restricted stock awards and Performance Share Awards. Each share of restricted stock that remains outstanding as of immediately prior to the Acceptance Time, including those held by Terra’s executive officers, will vest immediately prior to the Acceptance Time and will be treated in the same manner as Terra Common Shares held by other Terra stockholders. Each Performance Share Award that remains outstanding as of immediately prior to the Acceptance Time, including those held by Terra’s executive officers, will be canceled at the Acceptance Time, and the holder of such Performance Share Award will be entitled to receive the product of (a) the greater of (i) the number of Terra Common Shares subject to such Performance Share Award based on Terra’s actual performance calculated during the quarters completed through the Acceptance Time and (ii) the target number of Terra Common Shares subject to such Performance Share Award and (b) an amount in cash equal to the sum of (x) the cash portion of the Per Share Consideration and (y) the product of (1) the average closing sales price, rounded to four decimal points, of CF Common Stock on the NYSE (as reported in the Wall Street Journal, New York City edition) for the period of the ten consecutive trading days ending on the second full trading day prior to the Acceptance Time and (2) the portion of the Per Share Consideration paid in shares of CF Common Stock.

The following table summarizes the restricted stock and Performance Share Awards held by Terra’s executive officers that will be outstanding as of the Acceptance Time, and the value of the consideration that each executive officer will receive pursuant to the Offer or the Second-Step Merger in connection with the cancellation of such awards, assuming for these purposes that (i) the Acceptance Time occurs on April 2,

2010, (ii) Performance Share Awards granted for the 2008-2010 and 2009-2011 performance cycles will vest at 200% of target, (iii) Performance Share Awards granted for the 2010-2012 performance cycle will vest at 100% of target and (iv) the aggregate value of the Per Share Consideration is $47.40 (calculated based on the closing price of CF Common Stock on March 1, 2010).

	Number of Shares	Value of Shares
	Underlying	Underlying	Number of	Value of	Aggregate
	Performance	Performance	Restricted	Restricted	Equity Award
Executive Officers	Share Awards	Share Awards	Shares	Shares	Consideration

Michael L. Bennett	256,300	$12,148,617	58,000	$2,749,200	$14,897,817
Daniel D. Greenwell	47,149	$2,234,869	21,200	$1,004,880	$3,239,749
John W. Huey	37,893	$1,796,138	17,800	$843,720	$2,639,858
Joseph D. Giesler	31,703	$1,502,740	15,100	$715,740	$2,218,480
Richard S. Sanders Jr.	32,046	$1,518,969	14,900	$706,260	$2,225,229
Joe A. Ewing	31,561	$1,495,992	14,500	$687,300	$2,183,292
Douglas M. Stone	37,551	$1,779,910	16,400	$777,360	$2,557,270
Earl B. Smith	28,153	$1,334,430	8,400	$398,160	$1,732,590
Geoffrey J. Obeney	26,741	$1,267,508	7,900	$374,460	$1,641,968
Edward J. Dillon	19,469	$922,854	10,000	$474,000	$1,396,854

Employment Severance Agreements.

Terra has entered into individual employment severance agreements with certain officers and key employees, including all of Terra’s executive officers, that provide for certain payments and benefits upon a termination of employment by Terra without cause or by the employee for good reason (as described below) any time within the 24 months following a change in control, such as the consummation of the Offer.

Under the employment severance agreements with Terra’s executive officers, “good reason” following a change in control means (i) a failure to pay the executive officer any compensation when due, (ii) a delivery by Terra of a notice of intent to terminate the executive officer’s employment for any reason, other than for “cause” or permanent disability, (iii) a 10% or greater reduction in base salary or target bonus, (iv) a relocation of the executive officer’s principal place of employment by more than 50 miles, (v) a material diminution in titles, duties, responsibilities or status, (vi) a removal from any of the offices held immediately prior to the effective time of the change in control or (vii) a material reduction in retirement, insurance or fringe benefits.

The employment severance agreements for the executive officers provide for the following payments and benefits upon a qualifying termination:

•	a lump-sum cash payment equal to two times the sum of (i) the executive officer’s then-current annual base salary and (ii) the executive officer’s target cash annual incentive opportunity for the year of termination;

•	continuation of company-paid medical and dental benefits for up to 24 months;

•	acceleration of vesting of any unvested equity-based awards;

•	outplacement services for one year; and

•	crediting of two years of additional age and service credit under Terra’s Excess Benefit Plan (the “SERP”) for those executive officers who participate in the SERP (only Messrs. Bennett, Giesler and Sanders participate in the SERP).

Pursuant to the employment severance agreements, an executive officer will not be entitled to the payments and benefits described above unless he executes and does not revoke a release of claims in favor of Terra. Executive officers will also be subject to non-competition and non-solicitation covenants for one year following termination of employment.

In addition, each executive officer is entitled to a gross-up payment to make him whole for any excise tax imposed as a result of Section 280G of the Code on any of his compensation.

Based on compensation and benefit levels as of March 17, 2010 and assuming that the Acceptance Time occurs on April 2, 2010 and that each executive officer experiences a qualifying termination of employment at that time, the executive officers would be entitled to receive the following cash severance payments and other benefits under their employment severance agreements.

		Continuation of	Additional Age
		Medical and	and Service
	Cash	Dental	Credit under	Outplacement	280G Tax
Executive Officer	Severance	Benefits(1)	SERP(2)	Services(3)	Gross-up(4)		Total

Michael L. Bennett	$3,500,000	$23,753	$473,383	$84,000	$		$4,081,136
Daniel D. Greenwell	$1,330,000	$29,674	$	$45,600	$		$1,405,274
John W. Huey	$911,550	$18,346	$	$36,462		$973,245	$1,797,343
Joseph D. Giesler	$790,400	$18,346	$99,164	$29,640	$		$937,550
Richard S. Sanders Jr.	$806,400	$23,753	$81,204	$30,240	$		$941,597
Joe A. Ewing	$816,000	$29,674	$	$30,600	$		$876,274
Douglas M. Stone	$1,050,000	$29,674	$	$36,000		$1,039,962	$2,023,505
Earl B. Smith	$686,400	$23,752	$	$27,456		$742,392	$1,377,135
Geoffrey J. Obeney	$652,050	$23,753	$	$26,082		$763,512	$1,367,912
Edward J. Dillon	$649,200	$29,674	$	$25,968		$761,936	$1,389,001

(1)	Terra determined the value of medical and dental benefits based on assumptions used for financial reporting purposes under ASC 715, Compensation — Retirement Benefits.

(2)	Terra determined these amounts by adding two years of credited service to the December 31, 2009 total pension benefit (i.e., sum of tax qualified pension and SERP) for the executive officer and then determined the present value of that accrued benefit deferred to the date the executive officer reaches the age of 63, which is the earliest age at which unreduced pension benefits would be available to the executive officer with an extra two years of age.

(3)	Terra determined the value of post-termination outplacement services based on a value equal to approximately 12% of the executive officer’s annual base salary as of March 17, 2010.

(4)	Terra determined the amount of the excise tax payment by multiplying by 20% the “excess parachute payments” that would arise as a result of Section 280G of the Code in connection with the consummation of the Offer. Terra utilized the following key assumptions to determine the executive officers’ tax gross-up payments:

•	based on Terra’s performance as of March 17, 2010, Performance Share Awards granted for the 2008-2010 performance cycle and the 2009-2011 performance cycle are currently expected to vest at 200% of target. Therefore, the amount of excise tax with respect to such Performance Share Awards was calculated assuming that all performance goals with respect to such Performance Share Awards had already been met at the 200% level. The result is that the amount of the excise tax attributable to both such Performance Share Awards and the restricted shares is based solely on the value of accelerated vesting and the lapse of the obligation to perform future services. Since Terra’s performance for the 2010-2012 performance cycle is not yet predictable, the amount of the excise tax with respect to the Performance Share Awards granted for such cycle was calculated based on the full value for such awards;

•	a statutory federal income tax rate of 35% and a Medicare tax rate of 1.45%;

•	each executive officer’s Section 280G “base amount” was determined based on average W-2 compensation for the period from 2005 through 2009 (or the period of the executive officer’s employment with Terra, if shorter); and

•	the interest rate assumption was 120% of the applicable federal rate as of February 2010.

Annual Incentive Compensation.

Under Terra’s 2010 Officers and Key Employees Annual Incentive Plan, upon a change in control, such as the consummation of the Offer, the performance metric used to calculate the cash awards will become fixed at the greater of (i) target performance and (ii) actual performance during the quarters completed through the effective time of the change in control. A participant who remains employed through December 31, 2010 will receive his or her full bonus under the plan calculated in such manner. If a participant’s employment is terminated following the Acceptance Time without cause or for good reason (defined as in the employment severance agreements), the participant will be entitled to a prorated bonus for 2010 through the participant’s termination date. Each of Terra’s executive officers currently participates in the 2010 Officers and Key Employees Annual Incentive Plan.

Based on compensation levels as of March 17, 2010 and assuming that (i) the Acceptance Time occurs on April 2, 2010, (ii) each executive officer experiences a qualifying termination of employment at that time and (iii) actual performance during the quarters completed through the Acceptance Time is less than or equal to target performance, the executive officers would be entitled to receive the following prorated bonus payments under the 2010 Officers and Key Employees Annual Incentive Plan.

Executive Officer	Prorated Bonus

Michael L. Bennett	$264,658
Daniel D. Greenwell	$71,836
John W. Huey	$38,293
Joseph D. Giesler	$37,355
Richard S. Sanders Jr.	$38,111
Joe A. Ewing	$38,564
Douglas M. Stone	$56,712
Earl B. Smith	$28,835
Geoffrey J. Obeney	$27,392
Edward J. Dillon	$27,272

Rabbi Trust.

Terra maintains a “rabbi trust”, which is intended to provide a source of funds to assist Terra in meeting its liabilities under the SERP. No later than five days following the effective time of a change in control, such as the consummation of the Offer, Terra will be obligated to make an irrevocable contribution to the trust in an amount such that the trust will, immediately following such contribution, hold assets sufficient to pay each SERP participant or beneficiary, including Messrs. Bennett, Giesler and Sanders, his or her accrued benefits under the SERP as of the effective time of the change in control. The trustee has broad investment powers with respect to the trust assets, but it may not invest in securities or obligations issued by Terra or any affiliate of Terra.

The following table shows the accrued benefits of each of Messrs. Bennett, Giesler and Sanders under the SERP as of December 31, 2009.

Executive Officer	Accrued Benefits

Michael L. Bennett	$1,208,251
Joseph D. Giesler	$11,276
Richard S. Sanders Jr.	$6,549

Director Compensation.

Under Terra’s director compensation policy, Mr. Henry R. Slack, Chairman of the Board, receives an annual cash retainer of $100,000 (paid quarterly). Terra’s other non-employee directors each receive an annual cash retainer of $27,500 (paid quarterly) and meeting fees of $1,250 per meeting attended, including committee meetings. Mr. David E. Fisher receives an additional annual cash retainer of $10,000 (paid quarterly) for serving as Chairman of the Audit Committee. Ms. Martha O. Hesse, Chairman of the Nominating and Corporate Governance Committee, and Mr. Dod A. Fraser, Chairman of the Compensation Committee, each receive an additional annual cash retainer of $4,000 (paid quarterly) for serving as committee chairs. Directors who are employees of Terra, currently only Mr. Michael L. Bennett, do not receive additional separate compensation for service on the Board.

Non-employee directors also receive a portion of their compensation in the form of fully vested Terra Common Shares. The number of Terra Common Shares awarded to directors under these stock awards is determined by reference to a fixed-dollar amount divided by the price for Terra Common Shares for the previous 20 trading days immediately preceding the date of grant, rounded up to the next whole Terra Common Share. The dollar value used in the numerator is $150,000 for all non-employee directors, except for Mr. Slack, whose numerator is $225,000. In addition, the Board has determined that each newly elected outside director will receive, simultaneously with his or her election to the Board, an initial grant of Terra Common Shares that is equivalent to the annual equity grant described above.

Indemnification of Directors and Officers.

Section 2-418 of the Maryland General Corporation Law (the “MGCL”) permits a corporation to indemnify directors and officers (each an “indemnified person”), among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those capacities, unless it is established that (i) the act or omission of such indemnified person was material to the matter giving rise to the proceeding and was either committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnified person actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, such indemnified person had reasonable cause to believe that the act or omission was unlawful.

Pursuant to Article Seventh of its Charter, Terra indemnifies (i) its directors to the full extent provided by the general laws of Maryland, including the advance of expenses under the procedures provided by such laws, (ii) its officers to the same extent it indemnifies its directors and (iii) its officers who are not directors to such further extent as shall be authorized by the Board and be consistent with law. Terra’s Bylaws similarly provide for mandatory indemnification of Terra’s directors and officers to the maximum extent permitted by Maryland law. Terra has also entered into indemnification agreements with its directors and executive officers. These agreements provide for the maximum indemnity available under the MGCL, as well as certain procedural requirements in order to obtain indemnification, the timing of required determinations, indemnification payments, advancement of expenses and the rights of directors and officers in the event Terra fails to provide indemnification or advance expenses. Terra has also purchased liability insurance for its officers and directors, which provides coverage against certain liabilities for actions taken by such individuals in their capacities as such, including liabilities under the Securities Act.

Terra’s Charter provides that, to the fullest extent permitted by Maryland law, no director or officer will be personally liable to the Company or its stockholders for money damages. Section 2-405.2 of the MGCL provides that a corporation’s charter may include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders as described under Section 5-418 of the Courts and Judicial Proceedings Article of the Annotated Code of Maryland (the “CJP Article”). Section 5-418 of the CJP Article provides that the charter of a Maryland corporation may include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders: (i) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received or (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

The Merger Agreement requires CF to cause, from and after the Acceptance Time, Terra and, if after the consummation of the Second-Step Merger, the Surviving Corporation, to indemnify all current and former directors and officers of Terra to the fullest extent permitted by law for acts or omissions occurring at or prior to the effective time of the Second-Step Merger and to honor all existing rights to indemnification in favor of such directors and officers.

The Merger Agreement requires CF to cause, from and after the Acceptance Time, Terra and, if after the consummation of the Second-Step Merger, the Surviving Corporation, to maintain the current directors’ and officers’ liability insurance (or substitute insurance of at least the same coverage and amounts and on equal or better terms) for six years following the effective time of the Second-Step Merger. However, the Surviving Corporation will not be required to pay premiums that on an annual basis exceed 300% of the current annual aggregate premiums paid by Terra.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation.

For the reasons set forth below, the Board by unanimous vote of those directors voting with one absent director separately indicating agreement determined that the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement are advisable to, and in the best interests of, Terra and its stockholders and by unanimous vote of those directors voting with one absent director separately indicating agreement approved the Merger Agreement, the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement. The Board by unanimous vote of those directors voting with one absent director separately indicating agreement recommends that Terra stockholders accept the Offer by tendering their Terra Common Shares into the Offer and approve the Second-Step Merger (to the extent such approval is required under Maryland law for the consummation of the Second-Step Merger).

Background of the Offer and Reasons for Recommendation.

Background of the Offer.

During the period from May 2008 to July 2008, Dr. Thorleif Enger, then President and Chief Executive Officer of Yara International ASA (“Yara”), and Mr. Michael L. Bennett, President and Chief Executive Officer of Terra, had conversations regarding Yara’s interest in a possible strategic transaction between Yara and Terra. During this period, Mr. Bennett told Dr. Enger that he had discussed Yara’s interest with the Board, however the Board was not convinced that it was the right time for Terra to pursue a business combination transaction and Yara ultimately turned its attention to an alternative transaction.

On January 15, 2009, CF made an unsolicited proposal to acquire Terra in exchange for CF Common Stock, and on February 23, 2009, CF commenced an exchange offer for all of the outstanding Terra Common Shares. On February 25, 2009, Agrium Inc. (“Agrium”) made an unsolicited proposal to acquire CF for a mix of cash and Agrium common stock, conditioned upon CF not acquiring Terra. During 2009, CF made seven unsolicited proposals for a business combination with Terra, and Agrium made several revised proposals for a business combination with CF. CF eventually changed the form of consideration to a mix of cash and CF Common Stock in its unsolicited proposal to Terra of November 1, 2009. Under that proposal, CF proposed to acquire Terra on the basis of $24.50 in cash (net of Terra’s previously declared $7.50 per Terra Common Share special cash dividend (as described below)) and 0.1034 of a share of CF Common Stock for each Terra Common Share. CF’s November 1 proposal had a value of $33.11 per Terra Common Share, based on CF’s closing stock price on Friday, October 30, 2009.

Each of CF’s proposals made during 2009 was carefully considered by the Board, with the assistance of Terra’s legal advisors, Cravath, Swaine & Moore LLP (“Cravath”) and Wachtell, Lipton, Rosen & Katz (“Wachtell” and together with Cravath, the “Legal Advisors”), Terra’s financial advisor, Credit Suisse Securities (USA) LLC (“Credit Suisse”), and Mr. William R. Loomis, Jr., the former Chairman of the Board, who had been engaged by the Board as a consultant in January 2009 (together with the Legal Advisors and Credit Suisse, the “Advisors”). The Board unanimously rejected each such proposal as being contrary to the best interests of Terra and its stockholders for, among other things, failure to appropriately value Terra.

In furtherance of its proposals for a business combination with Terra, on February 3, 2009 and again on September 9, 2009, CF notified Terra that it had nominated and would solicit proxies for an opposition slate of three nominees for election as directors at Terra’s 2009 annual meeting of stockholders. On October 14, 2009, CF filed a definitive proxy statement with the SEC with respect to such solicitation.

Following the public announcement of CF’s initial proposal in January 2009, Mr. Jørgen Ole Haslestad, President and Chief Executive Officer of Yara, telephoned Mr. Bennett to express Yara’s continued interest in Terra. Throughout the course of 2009, Mr. Bennett engaged in preliminary conversations with the chief executive officers of several companies in the industry, including Yara, to gauge their possible interest in an alternative transaction to a CF/Terra combination. In furtherance of those conversations, Terra entered into confidentiality agreements with two such companies in August and September of 2009.

On August 6, 2009, CF announced that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), pre-merger waiting period applicable to a CF/Terra combination had expired at 11:59 p.m., Eastern time, on August 5, 2009.

On August 31, 2009, CF announced that the exchange offer commenced in February 2009 had expired and would not be extended. No Terra Common Shares were purchased by CF pursuant to the exchange offer.

On September 28, 2009, CF announced that it had acquired 6,985,048 common shares, or approximately 7%, of Terra, in the open market at a cost of approximately $247 million.

On October 29, 2009, Terra issued a press release announcing that the Board had declared a $7.50 per Terra Common Share special cash dividend. The special cash dividend was paid to Terra stockholders on December 11, 2009.

On November 13, 2009, CF sent a letter to the Board stating that if Terra stockholders elected CF’s three nominees to the Board at Terra’s 2009 annual meeting, CF would not object if the Board decided to reappoint Terra’s three incumbent directors.

During the morning of November 20, 2009, Terra held its 2009 annual meeting of stockholders. Later that day, Terra issued a press release announcing that based on a preliminary review of the proxies voted at the annual meeting, it appeared that Terra stockholders had elected to the Board the three individuals nominated by CF.

On the evening of November 20, 2009, representatives of CF contacted representatives of Terra to express CF’s interest in negotiating a proposed merger agreement over that weekend. The next day, a representative of CF’s legal advisor, Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates (“Skadden”), provided a draft merger agreement to a representative of Cravath, reflecting the terms of CF’s proposal of November 1, 2009, and including a “go-shop” with a proposed break-up fee of $150 million, plus expense reimbursement.

On November 22, 2009, the Board held a meeting by teleconference to discuss CF’s approach of November 20, 2009, and to review such approach with Terra’s Advisors. The Board unanimously rejected engagement with CF on those terms. At that same meeting, the Board, by a unanimous vote of those directors whose terms did not expire in 2009, expanded the number of directors constituting the whole Board to eleven, effective as of the time the results of the election of directors at the 2009 annual meeting of stockholders were certified and declared final, and voted to fill the vacancies created at such time by reappointing Ms. Martha O. Hesse, Mr. Dennis McGlone and Mr. Henry R. Slack to the Board.

On December 1, 2009, Mr. Bennett and Mr. Loomis met with Mr. Haslestad and Mr. Hallgeir Storvik, Chief Financial Officer and Head of Strategy of Yara, in London, United Kingdom. They discussed in general terms Yara’s expressions of interest to Terra regarding the possibility of a strategic transaction. Mr. Storvik described the nature of the approvals and financing which would be required by Yara if the parties were to pursue a transaction. There was no negotiation concerning price or other terms. However, Mr. Haslestad stated that he believed the value of a Yara proposal would be competitive with that proposed by CF in its most recent proposal and that the form of consideration would be all cash. Mr. Haslestad also stated that Yara had no interest in participating in a bidding contest.

On the same day, Terra issued a press release confirming that Terra stockholders had elected CF’s three nominees to the Board.

During the morning of December 4, 2009, Mr. Haslestad telephoned Mr. Bennett to inform him that he had discussed with Yara’s board of directors a potential transaction with Terra, and that Yara would be in a position to match the value of the proposal made by CF on November 1, 2009, with an all cash proposal, if Terra decided it was interested in pursuing a transaction. Mr. Haslestad again reiterated that while Yara would be interested in exploring a transaction with Terra, it would not be drawn into a bidding contest.

During the afternoon of December 4, 2009, CF submitted to the Board its seventh unsolicited proposal over the course of the year, pursuant to which CF proposed to acquire all of the outstanding Terra Common Shares for $29.25 in cash (net of Terra’s previously declared $7.50 per Terra Common Share special cash dividend) and 0.1034 of a share of CF Common Stock for each Terra Common Share. In its December 4, 2009 letter to the Board, CF stated that it had previously provided to Terra a form of merger agreement that it was prepared to enter into, but proposed a revised break-up fee of $1 per Terra Common Share, plus expense reimbursement. CF’s December 4 proposal had a value of $38.41 per Terra Common Share, based on CF’s closing stock price that day.

Later that day, a representative of Skadden submitted to a representative of Cravath a confirmatory due diligence request list on behalf of CF. Representatives of CF and Terra engaged in several general conversations over the course of that weekend, during which time representatives of CF stated that CF’s most recent proposal was its “all in” value and that CF had at most “nickels and quarters” left in the context of signing a transaction. Those statements, and the statement that CF had “emptied its pockets”, were repeated in press accounts following public disclosure of CF’s proposal on December 7, 2009, and attributed to representatives of CF.

On December 5, 2009, Mr. Bennett telephoned Mr. Haslestad to inform him of CF’s revised proposal. On the same day, Mr. Bennett called the chief executive officers of the two other companies in the industry with which Terra had previously entered into confidentiality agreements, to gauge their interest in a potential business combination transaction with Terra. Both chief executive officers indicated that their companies would not be interested in pursuing such a transaction with Terra.

On December 6, 2009, at a meeting of the Board held by teleconference, the Board reviewed CF’s proposal of December 4, 2009 with Terra’s Advisors, and was provided with an update on communications with CF’s advisors and on Mr. Bennett’s conversations with the chief executive officers of three companies in the industry, including Yara’s Chief Executive Officer, Mr. Haslestad.

Following some initial due diligence by Yara on December 7, 2009, Messrs. Bennett and Haslestad had several telephone conversations on December 7 and 8, 2009 to further discuss Yara’s view as to value. Mr. Haslestad indicated to Mr. Bennett that he felt confident that Yara would be in a position to make an all-cash offer that would be competitive with CF’s most recent proposal.

On December 9, 2009, at a regularly scheduled meeting of the Board, and again on December 13, 2009, at a meeting of the Board held by teleconference, the Board reviewed CF’s proposal of December 4, 2009, with Terra’s Advisors. Representatives of Terra’s Legal Advisors reviewed with the Board their duties as directors under Maryland law, and Credit Suisse reviewed with the Board its financial analysis of CF’s proposal. The Board was also provided with an update on communications with CF’s advisors, on Mr. Bennett’s conversations with the chief executive officers of the three companies in the industry with whom Mr. Bennett had spoken since CF’s latest proposal, including Yara’s Chief Executive Officer, Mr. Haslestad, and on stockholder reaction to CF’s proposal. On December 13, 2009, the Board unanimously rejected CF’s proposal of December 4, 2009. The Board also authorized Mr. Bennett to continue his conversations with Mr. Haslestad in order to determine Yara’s seriousness as a potential bidder and ascertain Yara’s ultimate position on valuation.

On December 15, 2009, CF issued a press release announcing that it would allow its financing commitments for its proposed acquisition of Terra to expire on December 31, 2009.

On December 17, 2009, Terra and Yara executed a confidentiality agreement, which was subsequently amended as of February 6, 2010. During the next several weeks, Yara continued its review of Terra’s business.

On January 4, 2010, a representative of CF’s financial advisor, Morgan Stanley & Co. Incorporated (“Morgan Stanley”), telephoned a representative of Credit Suisse to request that Terra provide to CF whatever information was reviewed by the Board in connection with its decision to reject CF’s proposal of December 4, 2009, as well as the confirmatory due diligence requested in such proposal. The representative of Credit Suisse telephoned the representative of Morgan Stanley on January 12, 2010, to inform him that Terra had declined to provide CF with the information requested.

On January 8, 2010, Mr. Haslestad telephoned Mr. Bennett to inform him that Yara’s board of directors continued to be supportive of a potential transaction with Terra, but had certain preconditions. Mr. Haslestad sent a confirming note stating that Yara would be able to match and add a margin on top of the value of CF’s proposal of December 4, 2009, subject to certain conditions, including that Terra commit to negotiate exclusively with Yara for a period of 30 working days. The note also stated that the definitive merger agreement would need provision for Norwegian Parliamentary approval of an equity issuance by Yara.

On January 10, 2010, Mr. Bennett telephoned Mr. Haslestad to tell him that his note did not provide sufficient clarity as to the terms Yara was prepared to propose for a potential transaction to merit its consideration by the Board. Accordingly, Mr. Bennett suggested that the parties and their respective legal and financial advisors meet in New York later in the week to discuss with more specificity Yara’s proposal as to price, deal certainty and deal protection.

On January 13, 2010, Mr. Bennett and representatives of Terra’s Legal Advisors met with Mr. Trygve Faksvaag, Chief Legal Counsel of Yara, and representatives of Yara’s legal advisor, Latham & Watkins LLP (“Latham”), to discuss certain of the terms and conditions in the January 8, 2010 note from Mr. Haslestad. During the meeting, Terra’s Legal Advisors stated that valuation, deal certainty and deal protection would be critical to the Board’s assessment of whether to even consider Yara’s requirement that Terra enter into exclusive discussions with it.

Later that afternoon, Mr. Bennett and Mr. Haslestad met at the offices of Cravath in New York, New York and further discussed certain of the terms and conditions in the January 8, 2010 note from Mr. Haslestad. In that discussion, Mr. Haslestad stated that his view as to value was $40.75 in cash per Terra Common Share, that he was firm in his view and that he saw no basis for continuing discussions unless that was understood.

On January 14, 2010, CF announced, without prior notice to Terra, that it had withdrawn its proposal to acquire Terra, that it had sold all of its Terra Common Shares and that it was no longer pursuing a business combination with Terra.

On January 15, 2010, Mr. Haslestad telephoned Mr. Bennett to inform him that Yara’s board of directors had formally authorized Mr. Haslestad to offer to acquire all of the outstanding Terra Common Shares for $40.75 per share in cash.

On January 20, 2010, Mr. Haslestad sent Mr. Bennett a letter outlining Yara’s non-binding expression of interest for the potential acquisition of Terra. In the letter, Mr. Haslestad stated his expectation that Terra would agree to negotiate exclusively with Yara for a period of 20 days, and stated that Yara was interested in acquiring through a merger all of the outstanding Terra Common Shares for $40.75 per share in cash. The letter further indicated that Yara would require a $200 million break-up fee if the transaction was not consummated for certain customary reasons, and that Yara would be willing to agree to a reverse break-up fee of equivalent size payable in the event Yara’s required stockholder approval for its proposed equity issuance was not received.

On January 22, 2010, the Board held a meeting by teleconference to review Mr. Haslestad’s letter of January 20, 2010, with Terra’s Advisors. Later that day, Mr. Bennett telephoned Mr. Haslestad to inform him that the Board had authorized Mr. Bennett to pursue further discussions with Yara and grant exclusivity to Yara.

Over the next several days, the parties and their respective legal advisors negotiated the terms of an exclusivity agreement. Terra and Yara entered into an exclusivity agreement dated as of January 24, 2010, pursuant to which the parties agreed to negotiate exclusively with one another for a period starting on the date of such agreement and ending at 11:59 p.m., New York City time, on February 14, 2010, which included a right of Terra, consistent with the duties of the directors, to engage in discussions with third parties who approached it on an unsolicited basis during the exclusivity period. No third parties approached Terra with an unsolicited proposal for a business combination during the exclusivity period.

On January 24, 2010, Mr. Bennett and Mr. Haslestad met at the offices of Cravath in New York, New York to discuss the proposed terms contained in Mr. Haslestad’s letter of January 20, 2010.

On February 1, 2010, Mr. Haslestad sent Mr. Bennett a letter outlining Yara’s revised non-binding expression of interest for the potential acquisition of Terra. In the letter, Mr. Haslestad indicated that, subject to the completion of confirmatory due diligence, the execution of definitive documentation and the receipt of required approvals for the execution of such definitive documentation, Yara was interested in acquiring through a merger all of the outstanding Terra Common Shares for $41.10 per share in cash, subject to increase in the event Yara did not hold a stockholders meeting to approve Yara’s proposed equity issuance within 90 days of signing the merger agreement. The letter stated that the definitive merger agreement would provide for a break-up fee and reverse break-up fee symmetrically sized at 3% of the transaction value and that the transaction would not be subject to any financing condition beyond the approval of the equity issuance at the Yara stockholders meeting. The letter further stated that the terms and conditions contained therein constituted Yara’s “best and final offer”.

On February 2, 2010, the Board held a meeting by teleconference to review Mr. Haslestad’s letter of February 1, 2010, with Terra’s Advisors. Later that day, Mr. Bennett telephoned Mr. Haslestad to inform him that the Board had authorized him to pursue further discussions with Yara.

On the evening of February 2, 2010, Terra’s Legal Advisors submitted a draft merger agreement to Latham. During the period from February 5, 2010 through February 11, 2010, negotiations took place between Mr. Bennett and Terra’s Legal Advisors, on the one hand, and Mr. Haslestad, Mr. Faksvaag and Latham, on the other hand, in respect of issues relating to the merger agreement.

During the afternoon of February 12, 2010, at a special meeting of the Board, the Board reviewed with its Advisors the proposed definitive Yara merger agreement that had been negotiated between representatives of Terra and Yara. At this meeting, Credit Suisse delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated February 12, 2010, to the effect that as of that date and based upon and subject to the qualifications, limitations and assumptions set forth therein, the $41.10 in cash per share to be received by the holders of Terra Common Shares pursuant to the Yara merger agreement was fair, from a financial point of view, to such holders. Following extensive discussion and deliberations, the Board unanimously approved the Yara merger agreement.

Following the February 12, 2010 meeting of the Board, the parties executed the Yara merger agreement and, on February 15, 2010, Terra issued a press release announcing the Yara transaction.

On March 2, 2010, Mr. Stephen R. Wilson, President and Chief Executive Officer of CF, sent a letter to the Board setting forth an unsolicited offer from CF to acquire Terra for consideration consisting of $37.15 in cash and 0.0953 of a share of CF Common Stock per Terra Common Share. CF’s March 2 proposal had a value of $47.40 per Terra Common Share, based on CF’s closing stock price on March 1, 2010.

On the same day, Terra issued a press release confirming receipt of the above letter and announcing that the Board would evaluate the terms of the CF proposal and would have no further comment until the Board had completed this evaluation. Later that day, Terra sent written notice to Yara of Terra’s receipt of the CF proposal.

Over the next several days, Mr. Bennett and Mr. Haslestad and representatives of Terra’s and Yara’s respective financial advisors had several telephone conversations to discuss the CF proposal.

During the afternoon of March 3, 2010, at a meeting of the Board held by teleconference, the Board reviewed CF’s proposal of March 2, 2010. During that meeting, the Board unanimously determined that CF’s proposal of March 2, 2010 could reasonably be expected to result in a Superior Proposal (as such term was defined in the Yara merger agreement).

On March 5, 2010, CF commenced an exchange offer for all of the outstanding Terra Common Shares at the same price per share set forth in its March 2, 2010 letter. On the same day, a representative of Skadden sent to a representative of Cravath the draft form of merger agreement included in the exchange offer materials filed by CF with the SEC. Later that day, Terra sent written notice to Yara of Terra’s receipt of the draft Merger Agreement.

On March 6, 2010, Terra’s Legal Advisors submitted to Skadden comments on the draft Merger Agreement and a confirmatory due diligence request list on behalf of Terra.

On March 7, 2010, Mr. Wilson telephoned Mr. Bennett and they had a brief conversation.

On March 8, 2010, Mr. Haslestad telephoned Mr. Bennett to discuss an upcoming meeting they were scheduled to have relating to integration matters.

On the same day, Terra’s Legal Advisors had several telephonic discussions with representatives of Skadden regarding Terra’s comments on the draft Merger Agreement. Also that day, representatives of Terra and Terra’s Advisors conducted a due diligence telephone conference with representatives of CF, Morgan Stanley and Skadden.

On March 9, 2010, at a meeting of the Board held by teleconference, the Board reviewed the terms and conditions of the draft Merger Agreement, including the agreed resolution of Terra’s comments and remaining open items, with Terra’s Advisors, and was provided with an update on Mr. Bennett’s communications with Mr. Haslestad and Mr. Wilson. After discussion, the Board determined that CF’s proposal was reasonably expected to be consummated and was more favorable to Terra stockholders than the Yara merger and the other transactions contemplated by the Yara merger agreement from a financial point of view, taking into account all financial, regulatory, legal and other aspects of such proposal, and, as such, constituted a Superior Proposal (as such term was defined in the Yara merger agreement). The Board delegated to a committee of two directors the authority to execute and deliver the requisite notice to Yara under the Yara merger agreement upon receipt of a final form of Merger Agreement from CF reflecting resolution of the remaining open items in a manner acceptable to the committee.

Later that day, Skadden sent Terra’s Legal Advisors a revised form of Merger Agreement. The parties negotiated final comments to that form of agreement and on March 10, 2010, it was executed by CF, together with a letter agreement governing how long CF’s binding offer would remain outstanding and stating that CF would pay (on behalf of Terra) the termination fee to Yara under the Yara merger agreement. Terra then notified Yara that the Board had determined that CF’s proposal, as reflected in the form of Merger Agreement attached to such notice, was a Superior Proposal (as such term was defined in the Yara merger agreement), that the five business day match period provided for in the Yara merger agreement would expire at 5:00 p.m., Eastern time, on March 17, 2010 and of Terra’s intent to terminate the Yara merger agreement following such match period and, thereafter, Terra notified CF that it provided such notice to Yara.

On March 10, 2010, Mr. Bennett telephoned Mr. Haslestad to discuss the notice provided to Yara by the Board earlier that day.

On March 11, 2010, Terra received a letter from Yara informing it that Yara did not intend to make a proposal that would be at least as favorable to the stockholders of Terra as the CF proposal and waiving its right to exercise the five business day match right under the Yara merger agreement.

During the afternoon of March 11, 2010, at a meeting of the Board held by teleconference, the Board discussed the letter received from Yara earlier that day and the form of Merger Agreement that had been previously negotiated between representatives of Terra and CF and executed by CF. At this meeting, representatives of Terra’s Legal Advisors reviewed with the Board their duties as directors under Maryland law. Also at this meeting, Credit Suisse reviewed with the Board its financial analysis of the $37.15 in cash and 0.0953 of a share of CF Common Stock per Terra Common Share to be received by the holders of such shares and delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated March 11, 2010, to the effect that as of that date and based upon and subject to the qualifications, limitations and assumptions set forth therein, the $37.15 in cash and 0.0953 of a share of CF

Common Stock per Terra Common Share to be received by the holders of such shares pursuant to the Offer and the Second-Step Merger is fair, from a financial point of view, to such holders. Following further discussion, and after consultation with Terra’s Advisors, the Board by unanimous vote of those voting with one absent director separately indicating agreement (i) approved the Merger Agreement, the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement are advisable to, and in the best interests of, Terra and its stockholders and (iii) recommended that Terra stockholders accept the Offer by tendering their Terra Common Shares into the Offer and approve the Second-Step Merger (to the extent such approval is required under Maryland law for the consummation of the Second-Step Merger).

Later that day, Agrium announced that it will no longer pursue an acquisition of CF or the election of its nominees to the CF board of directors and will allow its unsolicited exchange offer for CF to expire on March 22, 2010.

On March 12, 2010, Terra notified Yara and CF that the Board had elected to terminate the Yara merger agreement. CF paid (on behalf of Terra) to Yara the termination fee due under the Yara merger agreement which terminated in accordance with its terms. Concurrently with the termination of the Yara merger agreement, Terra executed the Merger Agreement.

Later that day, CF and Terra issued a joint press release announcing the Merger Agreement. For a summary of certain terms of the Merger Agreement, please see “Item 3. Past contacts, Transactions, Negotiations and Agreements—Merger Agreement”. Such summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (a)(8) hereto and is incorporated herein by reference.

On March 15, 2010, Terra converted all of its outstanding Series A Preferred Stock into Terra Common Shares pursuant to the terms and conditions applicable to such series. As of such date, no shares of Series A Preferred Stock remained outstanding.

Reasons for the Recommendation.

After careful consideration, the Board by unanimous vote of those directors voting with one absent director separately indicating agreement approved the Merger Agreement, the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement, declared that the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement are advisable to, and in the best interests of, Terra and its stockholders and recommended that Terra stockholders accept the Offer by tendering their Terra Common Shares into the Offer and approve the Second-Step Merger (to the extent such approval is required under Maryland law for the consummation of the Second-Step Merger).

In the course of reaching its decision to approve the Merger Agreement, the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement, the Board consulted with Terra management, as well as its financial and legal advisors, and considered a number of factors that it believed supported its decision, including the following:

•	recent and historical market prices for Terra Common Shares, as compared to the financial terms of the Offer, including the fact that the nominal price to be paid in the Offer (based on CF’s closing stock price on March 11, 2010) represents a 40.6% premium over Terra’s closing stock price on February 12, 2010, the last trading day prior to the announcement of the Yara merger agreement;

•	the fact that Terra had previously entered into the Yara merger agreement pursuant to which Yara would have acquired Terra at a purchase price of $41.10 in cash per Terra Common Share and that the nominal value of the Offer (based on CF’s closing stock price on March 11, 2010) represents a 13.7% premium over such purchase price;

•	that CF has obtained U.S. antitrust clearance and the Offer does not require EU antitrust approval or review by CFIUS;

•	that the Offer is not subject to the approval of CF’s stockholders, otherwise has limited conditions and is expected to close in April 2010;

•	its knowledge of Terra’s business, operations, financial condition, earnings and prospects, as well as the risks in achieving those prospects;

•	its knowledge of the current industry environment affecting Terra, including the trend toward consolidation in the fertilizer industry and the strong correlation between general macroeconomic conditions and industry conditions;

•	the financial analyses reviewed and discussed with the Board by representatives of Credit Suisse on March 11, 2010, as well as the oral opinion of Credit Suisse rendered to the Board on such date (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that as of such date and based upon and subject to the assumptions, limitations and qualifications set forth therein, the $37.15 in cash and 0.0953 shares of CF Common Stock per Terra Common Share to be received by the holders of such shares pursuant to the Offer and the Second-Step Merger was fair, from a financial point of view, to such stockholders. The summary of Credit Suisse’s opinion in this Statement is qualified in its entirety by the full text of Credit Suisse’s opinion, which is attached to this Statement as Annex B;

•	the fact that the Offer consideration consists primarily of cash, providing Terra stockholders with certainty of value and liquidity, while the stock consideration included in the Offer consideration allows Terra stockholders the ability to participate in the growth and long-term value creation potential of the combined company, including the expected synergies;

•	its assessment of the Offer consideration in light of knowledge acquired over the past year through CF’s public proposals, Terra’s negotiations with Yara and management’s private discussions with other industry participants;

•	its belief that the Merger Agreement, the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement were more favorable to Terra stockholders than other strategic alternatives reasonably available to Terra and its stockholders;

•	the fact that, subject to compliance with the terms and conditions of the Merger Agreement, Terra is permitted to furnish information to and conduct negotiations with any third party that makes a bona fide written unsolicited acquisition proposal for Terra;

•	the fact that, subject to compliance with the terms and conditions of the Merger Agreement, Terra is permitted to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal after giving CF the opportunity to match the superior proposal and upon the payment to CF of a termination fee and the reimbursement of the Yara termination fee paid by CF;

•	the fact that the terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the level of commitment by CF to obtain competition approvals and the absence of a financing condition, provide Terra with reasonable certainty that CF will be required to purchase Terra Common Shares tendered in the Offer and to close the Second-Step Merger on a timely basis; and

•	the fact that if the Offer fails to close because of (i) the failure of the Canadian Regulatory Condition, the failure of the Registration Statement Condition or the failure of the NYSE Listing Condition or (ii) the imposition of certain injunctions preventing the closing of the Offer or the Second-Step Merger, and the Merger Agreement is terminated, CF would be required to pay Terra a $123 million termination fee.

The Board also considered a number of risks and other potentially negative factors concerning the Merger Agreement, the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	the fact that the Offer consideration consists primarily of cash, which, while providing certainty of value, would not allow Terra stockholders to participate more fully in the Surviving Corporation’s future earnings or growth or to derive a greater benefit from any appreciation in the value of CF Common Stock after the consummation of the Offer;

•	the fact that the Offer and the Second-Step Merger might not be completed in a timely manner or at all due to the necessity of receiving approvals under the applicable competition laws of Canada;

•	the fact that the stock consideration to be received in the Offer is difficult to value;

•	the potential disruption to Terra’s business that could result from the announcement and pendency of the Offer or the Second-Step Merger, including the possible diversion of management and employee attention, potential employee attrition and the potential effect on Terra’s business relationships;

•	the restrictions on Terra’s ability to solicit or engage in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions, and the requirement that Terra pay a termination fee and reimburse CF for its payment of the Yara termination fee in order to accept a superior proposal, which may discourage a competing proposal to acquire Terra that may be more advantageous to Terra stockholders;

•	the inclusion in the Merger Agreement of a non-solicitation covenant and provision for Terra’s payment of a termination fee of $123 million to CF and the reimbursement of the Yara termination fee paid by CF in the case of certain events, which the Board understood, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction after the Merger Agreement was signed, were conditions to CF’s willingness to enter into the Merger Agreement;

•	that CF is not obligated to purchase any Terra Common Shares in the Offer unless, among other things, the Minimum Tender Condition, the Registration Statement Condition and the NYSE Listing Condition are satisfied, there shall be no law, order or injunction that prohibits the consummation of the Offer or the Second-Step Merger and Terra shall have complied with its covenants and shall not have breached its representations and warranties (subject to applicable materiality qualifiers); and

•	the restrictions on Terra’s business prior to the consummation of the Offer, requiring Terra to conduct its business in all material respects only in the ordinary course of business and consistent with past practice, subject to specified limitations, which may delay or prevent Terra from undertaking business opportunities that may arise during the term of the Merger Agreement, whether or not the Offer is consummated.

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but, rather, includes the material factors considered by the Board. In reaching its decision to approve the Merger Agreement, the Offer, the Second-Step Merger and the other transactions contemplated by the Merger Agreement, the Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Board did not reach any specific conclusion on each factor considered, but, with the assistance of Terra management and its financial and legal advisors, conducted an overall review of these factors.

Intent to Tender.

To the knowledge of Terra, after making reasonable inquiry, all of Terra’s directors, executive officers, affiliates and subsidiaries currently intend to tender all Terra Common Shares held of record or beneficially owned by such person pursuant to the Offer.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Terra has retained Credit Suisse to act as Terra’s financial advisor in connection with the Offer and related matters. Terra has agreed to pay Credit Suisse certain customary fees for its services, portions of which became payable upon its engagement or will become payable during the course of its engagement. A significant portion of the fees is payable to Credit Suisse upon consummation of a transaction with any third party, including upon consummation of the Offer. Credit Suisse also became entitled to a fee upon the rendering of each of its fairness opinion in connection with the Merger Agreement and its fairness opinion in connection with the Yara merger agreement. Terra also has agreed to reimburse Credit Suisse for all reasonable and customary expenses, including reasonable fees and expenses of legal counsel, and to indemnify Credit Suisse and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of such engagement. Credit Suisse also advised Terra in connection with CF’s unsolicited proposals for Terra in 2009, the proxy contest between CF and Terra related to Terra’s 2009 annual meeting of stockholders and Terra’s proposed merger with Yara.

Terra has also retained William R. Loomis to act as Terra’s advisor in connection with the Offer and related matters. Terra has agreed to pay Mr. Loomis certain fees for his services, portions of which became payable upon his engagement or will become payable during the course of his engagement. A significant portion of the fees is payable to Mr. Loomis upon consummation of a transaction with any third party, including upon consummation of the Offer. Terra also has agreed to reimburse Mr. Loomis for all reasonable and customary expenses, including reasonable fees and expenses of legal counsel, and to indemnify Mr. Loomis against certain liabilities, including liabilities under the federal securities laws, arising out of such engagement. Mr. Loomis also advised Terra in connection with CF’s unsolicited proposals for Terra in 2009, the proxy contest between CF and Terra related to Terra’s 2009 annual meeting of stockholders and Terra’s proposed merger with Yara.

Terra has engaged MacKenzie Partners, Inc. (“MacKenzie”) to assist it in connection with Terra’s communications with its stockholders in connection with the Offer and related matters. Terra has agreed to pay customary compensation to MacKenzie for such services. In addition, Terra has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement. MacKenzie also advised Terra in connection with CF’s unsolicited proposals for Terra in 2009, the proxy contest between CF and Terra related to Terra’s 2009 annual meeting of stockholders and Terra’s proposed merger with Yara.

Terra has also retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer and related matters. Terra has agreed to pay customary compensation to Joele Frank for such services. In addition, Terra has agreed to reimburse Joele Frank for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement. Joele Frank also advised Terra in connection with CF’s unsolicited proposals for Terra in 2009, the proxy contest between CF and Terra related to Terra’s 2009 annual meeting of stockholders and Terra’s proposed merger with Yara.

Except as set forth above, neither Terra nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Terra on its behalf with respect to the Offer or the Second-Step Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions.

No transactions with respect to Terra Common Shares have been effected by Terra or, to Terra’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except as set forth below:

		Number	Price	Nature of
Name of Person	Transaction Date	of Shares	Per Share	Transaction

Michael L. Bennett	February 12, 2010	98,237	See Note(a)	Vesting of Equity Award
Michael L. Bennett	February 12, 2010	68,039	$33.25	Withholding of Shares(b)
Joe A. Ewing	February 12, 2010	12,386	See Note(a)	Vesting of Equity Award
Joe A. Ewing	February 12, 2010	6,987	$33.25	Withholding of Shares(b)
Joseph D. Giesler	February 12, 2010	13,383	See Note(a)	Vesting of Equity Award
Joseph D. Giesler	February 12, 2010	7,539	$33.25	Withholding of Shares(b)
Daniel D. Greenwell	February 12, 2010	14,807	See Note(a)	Vesting of Equity Award
John W. Huey	February 12, 2010	15,946	See Note(a)	Vesting of Equity Award
John W. Huey	February 12, 2010	2,928	$33.25	Withholding of Shares(b)
Richard S. Sanders, Jr.	February 12, 2010	12,671	See Note(a)	Vesting of Equity Award
Richard S. Sanders, Jr.	February 12, 2010	7,145	$33.25	Withholding of Shares(b)
Douglas M. Stone	February 12, 2010	10,536	See Note(a)	Vesting of Equity Award
Douglas M. Stone	February 12, 2010	5,955	$33.25	Withholding of Shares(b)

(a)	Represents additional Terra Common Shares that were issued pursuant to 200% vesting on February 12, 2010 of Performance Share Awards that were granted in 2007.

(b)	Represents Terra Common Shares that were withheld from the Performance Share Awards that vested on February 12, 2010 to satisfy tax liability.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as set forth in this Statement (including in the exhibits and annexes to this Statement) or as incorporated in this Statement by reference, Terra is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Terra Common Shares by Terra, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Terra or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Terra or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Terra.

Except as described above or otherwise set forth in this Statement (including in the exhibits and annexes to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Section 14(f) Information Statement.

The Information Statement on Schedule 14f-1 attached as Annex A is being furnished in connection with the possible designation by CF of certain persons to be appointed to Terra’s Board. Such persons, if appointed, will constitute a majority of Terra’s Board.

Regulatory Approvals.

U.S. Antitrust Approval.

The Offer is subject to review by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”). Under the HSR Act, the Offer may not be completed until certain information has been provided to the FTC and the Antitrust Division and a required waiting period has expired or has been terminated. The HSR Act notifications made in connection with CF’s prior exchange offer for Terra remain applicable to the Offer. On August 5, 2009, the extended waiting period under the HSR Act expired without any enforcement action and on August 12, 2009, the FTC provided CF with written notice that it had closed its investigation. CF has fulfilled its obligations under the HSR Act and may acquire a majority of Terra Common Shares without any additional filing under the HSR Act provided that it does so on or before August 5, 2010. However, at any time before or after the Offer is completed, either the Antitrust Division or FTC could take action under the antitrust laws in opposition to the Offer, including seeking to enjoin the Offer or seeking divestiture of substantial assets of CF or Terra or their subsidiaries. Private parties and/or state attorneys general also may seek to take legal action under the antitrust laws under some circumstances. Based upon an examination of information available relating to the businesses in which the companies are engaged, Terra believes that the completion of the Offer will not violate U.S. antitrust laws. However, Terra can give no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, that CF will prevail.

Canadian Antitrust Considerations.

The Offer is also subject to review pursuant to the Competition Act (Canada). Under the Competition Act (Canada), the Offer may not be completed until certain information has been provided to the Canadian Commissioner of Competition (the “Competition Commissioner”) and a required waiting period has expired or been terminated, provided there is no order in effect prohibiting completion at the relevant time. In connection with CF’s prior exchange offer for Terra, CF provided such information to the Competition Commissioner and the required waiting period under the Competition Act (Canada) expired on March 24, 2009. On June 19, 2009, the Competition Commissioner issued a no-action letter stating she did not intend to challenge the proposed transaction. Under the Competition Act (Canada), the transaction may be completed within one year of the date that CF provided the required information to the Competition Commissioner in connection with its prior exchange offer to Terra’s stockholders (March 10, 2009). This one-year period expired on March 9, 2010. As the one-year period following CF’s submission of the required information to the Competition Commissioner in connection with its prior exchange offer to Terra’s stockholders expired on March 9, 2010, and in order to ensure compliance with the Competition Act (Canada), CF submitted its notification and a request for early termination of the mandatory waiting period concerning the Offer on March 2, 2010. The waiting period will expire on April 1, 2010, unless earlier terminated by the Competition Commissioner or extended pursuant to request for additional information.

At any time before a “merger” (as such term is defined under the Competition Act (Canada)) is completed, even where the applicable waiting period has expired or been terminated, the Competition Commissioner may apply to the Competition Tribunal for an interim order forbidding any person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed toward the completion or implementation of a proposed merger. The Competition Tribunal may issue such an interim order where the Competition Commissioner requires more time to complete her inquiry and the Tribunal finds that, in the absence of an interim order, a party to the proposed merger or another person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition because that action would be difficult to reverse.

Canada Transportation Act.

The Offer may be subject to notification under the Canada Transportation Act. Under the Canada Transportation Act, if the Offer is subject to notification, it cannot be completed until certain information has been provided to the Canadian Minister of Transport (the “Transport Minister”) and either the Transport

Minister notifies the parties that he is of the opinion that the Offer does not raise issues with respect to the public interest as it relates to national transportation or the transaction is approved by the Governor in Council. Under the Canada Transportation Act, if the Transport Minister is of the opinion that a proposed transaction does not raise issues with respect to the public interest as it relates to national transportation, he shall give notice to the parties within 42 days of receiving the required information. If the Transport Minister is of the opinion that a proposed transaction raises issues with respect to the public interest as it relates to national transportation, he can initiate a review of the transaction.

In order to ensure compliance with the Canada Transportation Act, in connection with CF’s prior exchange offer for Terra, CF provided the required information to the Transport Minister. The Transport Minister notified CF on April 7, 2009 that the proposed transaction did not raise public interest issues as it relates to national transportation. In order to ensure continued compliance with the Canada Transportation Act, CF submitted an updated notification to the Transport Minister on March 2, 2010. The initial 42-day period under the Canada Transportation Act thus expires on April 13, 2010, unless the Transport Minister issues an opinion before that date that the Offer does not raise public interest issues as it relates to national transportation.

Takeover Laws.

Maryland Business Combination Act.

The Merger Agreement provides, among other things, that the Board has declared advisable and approved the Offer and the Second-Step Merger, subject to any required stockholder approval, and irrevocably exempted during the term of the Merger Agreement the Offer and the Second-Step Merger from the restrictions imposed by the MBCA.

The MBCA would otherwise apply to the Offer, the Second-Step Merger or any other “business combination” (as defined in the MBCA) involving CF or CF Sub (and any of CF’s subsidiaries) and Terra. If the MBCA applied to the Second-Step Merger, it could significantly delay CF’s or CF Sub’s (and any of CF’s subsidiaries’) ability to acquire the entire equity interest in Terra. The MBCA, in general, prevents an “interested stockholder” (generally, a stockholder beneficially owning 10% or more of a corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned 10% or more of the corporation’s outstanding voting stock at any time within the preceding two years) from engaging in a business combination (such as a merger or consolidation and certain other transactions) with a Maryland corporation for a period of five years following the most recent date on which such stockholder became an interested stockholder. A person is not an interested stockholder if the corporation’s board of directors approved in advance the transaction by which such person would otherwise have become an interested stockholder. In approving such a transaction, the board of directors of a corporation may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors of the corporation.

After the five year period following the most recent date on which such stockholder became an interested stockholder, any business combination between the Maryland corporation and the interested stockholder must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single class and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than voting stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if the holders of common stock receive a minimum price, as defined under the MBCA, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. The approval of the board of directors may be altered or repealed at any time unless the resolution adopted by the board of directors is made irrevocable by its terms.

Other State Takeover Laws.

A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business in such states. If any state takeover statute is found to be applicable to the Offer or the Second-Step Merger, the Merger Agreement provides that Terra and the Board shall use their reasonable best efforts to ensure that the Offer and the Second-Step Merger may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement.

Maryland Control Share Acquisition Act.

The Maryland Control Share Acquisition Act (the “MCSAA”) provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock as to which the acquiring person, officers of the corporation and employees of the corporation who are also directors of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors.

“Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is entitled to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more of all voting power. “Control shares” do not include shares that the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

A person who has made or proposes to make a “control share acquisition”, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of such demand to consider the voting rights of the shares.

If voting rights are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required under the MCSAA, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any special meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

The MCSAA does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or the bylaws of the corporation by a provision adopted at any time before the acquisition of the shares.

Terra’s Bylaws provide that the MCSAA will not apply to any acquisition by any person of shares of stock of the Company. The Merger Agreement provides that, except as set forth in the Merger Agreement, Terra may not amend its Bylaws prior to the effective date of the Second-Step Merger.

Top-Up Option.

Subject to the terms and conditions of the Merger Agreement, Terra has granted to CF and/or CF Sub an irrevocable one-time option (the “Top-Up Option”) to purchase for $47.40 in cash per Terra Common Share up to that number of Terra Common Shares (the “Top-Up Shares”) equal to the lowest number of Terra Common

Shares that, when added to the number of Terra Common Shares owned by CF Sub at the time of the exercise of the Top-Up Option, shall constitute one Terra Common Share more than 90% of the Terra Common Shares outstanding immediately after the issuance of the Top-Up Shares calculated on a fully-diluted basis, or, at CF’s option, on a primary basis. The Top-Up Option is exercisable only one time and only if (i) the issuance of the Top-Up Shares does not require the approval of Terra’s stockholders under applicable law, including the rules of the NYSE, (ii) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares is not prohibited by any law or order and (iii) the Top-Up Option is exercisable for not more than the number of Terra Common Shares in excess of the number of Terra Common Shares authorized but unissued or reserved for issuance at the time the Top-Up Option is exercised. The Top-Up Option may be exercised at any one time within 10 business days following the completion of the Offer and prior to the earlier to occur of the completion of the Merger and the termination of the Merger Agreement.

Second-Step Merger Provisions.

The purpose of the Offer as stated by CF in the Registration Statement is for CF to acquire control of, and ultimately the entire equity interest in, Terra. If the Offer is consummated, CF will, pursuant to the terms of the Merger Agreement, promptly after completion of the Offer, consummate the Second-Step Merger with each remaining Terra Common Share (other than shares already owned by Terra, CF or their wholly-owned subsidiaries) being converted into the right to receive the same Per Share Consideration as is received by Terra stockholders pursuant to the Offer. After this Second-Step Merger, the former Terra stockholders will no longer have any ownership interest in Terra.

If, pursuant to the Offer, CF acquires at least 90% of all outstanding shares of Terra entitled to vote as a group or a class on the Second-Step Merger, then, pursuant to Section 3-106 of the MGCL, after consummation of the Offer, CF will be able to effect the Second-Step Merger without a vote of Terra’s stockholders. Such a second-step merger requires that (i) the board of each corporation which is a party to the merger has approved such merger by a majority vote of all its members, (ii) the charter of the successor corporation is not amended in the merger (other than to change its name, the name or other designation or the par value of any class or series of its stock or the aggregate par value of its stock) and (iii) the contract rights of the shares of CF Common Stock exchanged for Terra Common Shares are identical to the contract rights of the Terra Common Shares that were exchanged. In order to take advantage of the foregoing second-step merger provisions, unless waived by all stockholders who would have been entitled to vote on the merger but for the foregoing provisions, CF must also give notice of the merger to each of Terra’s stockholders at least 30 days before the articles of merger are filed with the State Department of Assessments and Taxation of Maryland. A Notice of Merger pursuant to Section 3-106 of the MGCL was included in the Exchange Offer filed by CF with the SEC on March 5, 2010. Pursuant to the rules of the SEC for third-party tender offers, Terra mailed such Exchange Offer and Notice of Merger to Terra stockholders on March 11, 2010. Accordingly, as stated by CF in the Schedule TO, the 30 day notice period to stockholders required by Section 3-106 of the MGCL will expire on April 10, 2010.

If CF, through CF Sub pursuant to the Offer or otherwise, does not acquire at least 90% of the outstanding shares entitled to vote as a group or class on the Second-Step Merger, under the MGCL, the Second-Step Merger must be declared advisable by the Board and approved by the affirmative vote of stockholders of Terra holding a majority of the outstanding shares entitled to vote as a group or class on the Second-Step Merger. If CF acquires, through CF Sub pursuant to the Offer or otherwise, at least a majority of the outstanding shares entitled to vote as a group or class on the Second-Step Merger, CF would have sufficient voting power to approve the Second-Step Merger without the affirmative vote of any other stockholder of Terra. Further, upon consummation of the Offer, CF will have the right to designate a majority of the directors to the Board.

The Board by unanimous vote of those directors voting with one director absent separately indicating agreement adopted resolutions determining that the Second-Step Merger is advisable to, and in the best interests of, Terra and its stockholders and approving the Second-Step Merger.

Appraisal Rights.

Terra’s stockholders do not have appraisal rights in connection with the Offer and are not expected to have appraisal rights in connection with the Second-Step Merger. As a general matter, however, Section 3-202(a) of the MGCL provides stockholders with the right to demand and to receive payment of the fair value of their stock in the event of (i) a merger or consolidation, (ii) a share exchange, (iii) a transfer of assets in a manner requiring stockholder approval, (iv) an amendment to the corporation’s charter which alters the contract rights of any outstanding stock, as expressly set forth in the charter, and substantially adversely affects the stockholders’ rights (unless the right to do so is reserved in the charter) or (v) certain business combinations with interested stockholders which are subject to or exempted from the MBCA (as discussed above under the heading “Maryland Business Combination Act”). Except with respect to certain business combinations, pursuant to Section 3-202(c) of the MGCL, the right to demand and receive payment of fair value does not apply (1) in general, to stock listed on a national securities exchange, (2) to stock of the successor corporation in a merger (unless the merger alters the contract rights of the stock and the charter does not reserve the right to do so, or converts the stock in whole or in part into something other than stock of the successor corporation, cash or certain other interests), (3) to stock that is not entitled to be voted on the transaction, other than solely because of Section 3-106 of the MGCL, or that the stockholder did not own on the record date for determining stockholders entitled to vote on the transaction, (4) if the corporation’s charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder or (5) if stock is that of an open-end investment company registered with the SEC under the Investment Company Act of 1940 and the stock is valued in the transaction at its net asset value. Except in the case of appraisal rights existing as a result of the MCSAA (as discussed above under the heading “Maryland Control Share Acquisition Act”), these appraisal rights are available only when the stockholder files with the corporation a timely, written objection to the transaction and does not vote in favor of the transaction. In addition, the stockholder must make a demand on the successor corporation for payment of the stock within 20 days of the acceptance of articles by the State Department of Assessments and Taxation of Maryland, stating the number and class of shares for which such stockholder is demanding payment. As such, in connection with any Second-Step Merger, if Terra Common Shares are not listed on a national securities exchange on the date notice of the Second-Step Merger is given to, or waived by, each of Terra’s stockholders (if the Second-Step Merger is effected under Section 3-106 of the MGCL), or the record date for determining the Terra stockholders entitled to vote on the Second-Step Merger (if the Second-Step Merger is not effected under Section 3-106 of the MGCL), and a minority stockholder of Terra has complied with the foregoing requirements, such minority stockholder will have appraisal rights with respect to the shares held by such minority stockholder. A stockholder who fails to comply with these requirements is bound by the terms of the transaction.

Opinion of Terra’s Financial Advisor.

On March 11, 2010, Credit Suisse rendered its oral opinion to the Board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, as of March 11, 2010, the $37.15 in cash and 0.0953 of a share of CF Common Stock per Terra Common Share to be received by the holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger was fair, from a financial point of view, to such stockholders.

Credit Suisse’s opinion was directed to the Board and only addressed the fairness from a financial point of view of the $37.15 in cash and 0.0953 of a share of CF Common Stock per Terra Common Share to be received by the holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger, and did not address any other aspect or implication of the Offer and the Second-Step Merger. The summary of Credit Suisse’s opinion in this Statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this Statement and sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. Holders of Terra Common Shares are encouraged to read this opinion carefully in its entirety. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this

Statement are intended to be, and they do not constitute, advice or a recommendation to any holder of Terra Common Shares as to whether such holder should tender any Terra Common Shares into the Offer or act on any matter relating to the Offer and the Second-Step Merger.

In arriving at its opinion, Credit Suisse:

•	reviewed a draft, dated March 10, 2010, of the Merger Agreement, certain related agreements, as well as certain publicly available business and financial information relating to Terra and CF;

•	reviewed certain other information relating to Terra and CF, including financial forecasts relating to Terra and CF (certain of which were publicly available), as well as pricing information related to natural gas and certain other commodities reflected in such forecasts and data, which were provided to or discussed with Credit Suisse by Terra;

•	met with Terra’s management to discuss the business and prospects of Terra and CF;

•	considered certain financial and stock market data of Terra and CF, and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to that of Terra and CF;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which have been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for Terra and CF and the estimated data for Terra and CF, the management of Terra advised Credit Suisse, and Credit Suisse assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of Terra’s management as to the future financial performance of Terra and CF, and that such other data (including the assumptions related to pricing of natural gas and certain other commodities) have also been reasonably prepared on bases reflecting the best currently available estimates of Terra. With respect to the publicly available financial forecasts for Terra and CF referred to above, Credit Suisse has reviewed and discussed such forecasts with the management of Terra and has assumed, with Terra’s consent, that such forecasts represent reasonable estimates and judgments with respect to the future financial performance of Terra and CF. Credit Suisse also assumed, with Terra’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Offer and the Second-Step Merger, no modification, delay, limitation, restriction or condition would be imposed that would have an adverse effect on Terra, CF or the Offer and the Second-Step Merger in any respect material to the analyses of Credit Suisse and that the Offer and the Second-Step Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of Terra advised Credit Suisse, and Credit Suisse assumed, that the final form of the Merger Agreement, when executed by the parties thereto, conformed to the draft reviewed by Credit Suisse in all respects material to its analyses. Credit Suisse also noted that payment will be made in full by CF (on behalf of Terra) of the $123 million termination fee payable to Yara pursuant to Section 8.2(b)(i) of the Agreement and Plan of Merger, dated as of February 12, 2010, by and between the Company, Yara and Yukon Merger Sub, Inc., an indirect wholly owned subsidiary of Yara (which transaction we refer to as the Yara Transaction). In addition, Credit Suisse has not been requested to make, and has not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Terra or CF, nor has Credit Suisse been furnished with any such evaluations or appraisals.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the holders of Terra common stock of the $37.15 in cash and 0.0953 of a share of CF Common Stock per Terra Common Share to be received by the holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger and did not address any other aspect or implication of the Offer and the Second-Step Merger or any other agreement, arrangement or understanding entered into in connection with the Offer and the Second-Step Merger or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the $37.15 in cash and 0.0953 of a share of CF Common Stock per Terra Common Share to be received by the holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger or otherwise. The issuance of Credit Suisse’s opinion was approved by its authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date and upon certain assumptions regarding such financial, economic, market and other conditions, which are currently subject to unusual volatility and which, if different than assumed, could have a material impact on Credit Suisse’s analyses. Credit Suisse’s opinion also was based on assumptions provided by Terra’s management as to the pricing of natural gas and certain other commodities, which is subject to significant volatility and which, if different than assumed, could have a material impact on Credit Suisse’s analyses. Credit Suisse did not express any opinion as to what the value of shares of CF Common Stock actually will be when issued to holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger or the prices at which CF Common Stock will trade at any time. Credit Suisse’s opinion did not address the merits of the Offer and the Second-Step Merger as compared to alternative transactions or strategies that may be available to Terra, nor did it address Terra’s underlying business decision to proceed with the Offer and the Second-Step Merger.

Credit Suisse’s opinion was for the information of the Board in connection with its consideration of the Offer and the Second-Step Merger and does not constitute advice or a recommendation to any stockholder of Terra as to whether such stockholder should tender any Terra Common Shares into the Offer or act on any matter relating to the proposed Offer and the Second-Step Merger.

In preparing its opinion, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s valuation analyses is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Credit Suisse’s analyses for comparative purposes is identical to Terra, CF or the proposed Offer and the Second-Step Merger. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The implied reference range values indicated by Credit Suisse’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control Terra, CF and of Credit Suisse. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the Board in connection with its consideration of the proposed Offer and the Second-Step Merger and were among many factors considered by the Board in evaluating the proposed Offer and the Second-Step Merger. Neither Credit Suisse’s opinion nor its analyses were determinative of the Offer and the Second-Step Merger consideration or of the views of the Board with respect to the proposed Offer and the Second-Step Merger.

The following is a summary of the material valuation analyses performed in connection with the preparation of Credit Suisse’s opinion and reviewed with the Board on March 11, 2010. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses.

Terra Analyses.

Discounted Cash Flow Analysis.

Credit Suisse performed a discounted cash flow analysis to calculate the estimated net present value of the unlevered after-tax free cash flows that Terra could generate from calendar years 2010 through 2014, using projected financial information that was provided by Terra’s management, which excluded the incremental estimated net present value of Terra’s Diesel Exhaust Fluid business (which we refer to as DEF), which Credit Suisse calculated separately. For DEF, Credit Suisse separately calculated the estimated net present value of the unlevered after-tax free cash flows that DEF could generate from calendar years 2010 through 2015, using projected financial information that was provided by Terra’s management forecasts. Credit Suisse calculated a range of estimated terminal values for Terra by applying a range of terminal multiples of 4.5x to 7.5x to the average of Terra’s estimated annual earnings before interest, taxes, depreciation and amortization (EBITDA) for the years 2010 through 2014 (and for the years 2010 through 2015 for the separate calculation of DEF). The estimated free cash flows and terminal values were then discounted to present value using discount rates ranging from 8.5% to 12.5%. The estimated free cash flows and terminal values of DEF were separately discounted to present value using discount rates ranging from 10% to 25%.

These analyses indicated the following implied per share equity value reference range for Terra Common Shares, as compared to the cash and the implied value of CF Common Stock per Terra Common Share to be received by the holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger:

Implied per Share Equity Value
Reference Range for Terra	Implied Value of Per Share Consideration

$29.72 to $48.88	$46.96 (based on the closing stock price of CF Common Stock as of March 8, 2010)

Selected Public Companies Analysis.

Credit Suisse reviewed financial and stock market information of Terra and the following selected publicly traded companies in the fertilizer industry located in North America and outside of North America, respectively:

North America

•	Agrium Inc.

•	Intrepid Potash, Inc.

•	The Mosaic Company

•	Potash Corporation of Saskatchewan Inc.

Outside of North America

•	Israel Chemicals Ltd.

•	Incitec Pivot Limited

•	K+S Aktiengesellschaft

•	Yara

Although none of the selected public companies is directly comparable to Terra, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Terra.

Credit Suisse reviewed the multiples of the selected companies using closing stock prices as of March 8, 2010, and information it obtained from public filings, publicly available research analyst estimates and other publicly available information. Credit Suisse then applied a range of enterprise value to estimated 2010 and 2011 EBITDA multiples for the selected public companies to corresponding financial data for Terra, using EBITDA estimates provided by Terra management.

This analysis indicated the following implied per share equity value reference range for Terra Common Shares, as compared to the cash and the implied value of CF Common Stock per Terra Common Share to be received by the holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger:

Implied per Share Equity Value
Reference Range for Terra	Implied Value of Per Share Consideration

$33.81 to $49.05	$46.96 (based on the closing stock price of CF Common Stock as of March 8, 2010)

Selected Transactions Analysis.

Credit Suisse reviewed certain transaction values and multiples in the following selected publicly-announced (or proposed) transactions, which involved companies with businesses in the fertilizer industry:

Acquiror	Target

Yara	Terra Industries Inc.
Vale S.A.	Fertilizantes Fofatados S.A. — Fosfertil (Bunge Ltd.’s 42.3% stake)
Agrium Inc.	CF Industries Holdings, Inc.
Yara International ASA	Saskferco Products Inc.
Incitec Pivot Limited	Dyno Nobel Limited
Yara	Kemira Growhow Oyj
Incitec Pivot Limited	Southern Cross Fertilisers Pty Ltd
Terra Industries Inc.	Mississippi Chemical Corporation
Cargill Inc.	IMC Global Inc.
IMC Global Inc.	Harris Chemical Group, Inc.
Terra Industries Inc.	Imperial Chemical Industries PLC’s fertilizer business
Agrium Inc.	Viridian Inc.
Potash Corporation of Saskatchewan Inc.	Arcadian Corporation

While none of the selected transactions are directly comparable with the proposed Offer and the Second-Step Merger, the selected transactions involve companies with operations that, for purposes of analysis, may be considered similar to certain operations of Terra.

Credit Suisse reviewed, among other things, the enterprise value to LTM EBITDA multiples implied by the selected transactions for each of the target companies involved in the selected transactions based on publicly available financial information with respect to those target companies. The enterprise value for each of the target companies was based on the equity value of those target companies implied by the applicable transaction. Credit Suisse then applied a range of enterprise value to LTM EBITDA multiples from the target companies (other than Terra in the Yara — Terra proposed transaction and CF Industries Holdings, Inc. in the

Agrium Inc. — CF Holdings Industries, Inc. proposal) involved in the selected transactions to the following financial data for Terra:

•	2009 EBITDA

•	Average EBITDA from 2002-2008

•	Peak EBITDA from 2002-2008

This analysis indicated the following implied per share equity value reference range for Terra Common Shares, as compared to the cash and the implied value of CF Common Stock per Terra Common Share to be received by the holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger:

Implied per Share Equity Value
Reference Range for Terra	Implied Value of Per Share Consideration

$13.60 - $32.97	$46.96 (based on the closing stock price of CF Common Stock as of March 8, 2010)

Newco Analyses.

Discounted Cash Flow Analysis.

Credit Suisse performed a discounted cash flow analysis to calculate the estimated net present value of the pro forma unlevered after-tax free cash flows that CF could generate from calendar years 2010 through 2014 assuming that the proposed Offer and the Second-Step Merger are consummated, using projected financial information that was provided by Terra’s management, which excluded the incremental estimated net present value of the DEF business. Credit Suisse calculated a range of estimated terminal values for CF after giving effect to the Offer and the Second-Step Merger by applying a range of terminal multiples of 4.5x to 7.5x to the average of Terra’s and CF’s estimated annual EBITDA for the years 2010 through 2014, which included adjustments for certain synergies projected by CF and adjusted by Terra’s management. The estimated free cash flows and terminal values were then discounted to present value using discount rates ranging from 8.5% to 12.5%. The implied equity values were divided by the number of pro forma shares outstanding for CF assuming the proposed Offer and the Second-Step Merger are consummated, and multiplied by 0.0953 (the share consideration of CF Common Stock to be received per Terra Common Share pursuant to the proposed Offer and the Second-Step Merger) and added to the $37.15 in cash to be received per Terra Common Share pursuant to the Offer and Second-Step Merger.

This analysis indicated the following implied per share offer value reference range for Terra Common Shares, as compared to the cash and the implied value of CF Common Stock per Terra Common Share to be received by the holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger:

Implied per Share Offer Value
Reference Range for Terra	Implied Value of Per Share Consideration

$42.09 - $48.15	$46.96 (based on the closing stock price of CF Common Stock as of March 8, 2010)

Selected Public Companies Analysis.

Credit Suisse reviewed financial and stock market information of Terra and CF and the selected publicly traded companies listed above under the heading “Terra Analyses — Selected Public Companies Analysis”. Although none of the selected public companies is directly comparable to Terra or CF, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Terra and CF.

Credit Suisse reviewed the multiples of the selected companies using closing stock prices as of March 8, 2010, and information it obtained from public filings, publicly available research analyst estimates and other publicly available information. Credit Suisse then applied a range of enterprise value to estimated 2010 and 2011 EBITDA multiples for the selected public companies to corresponding financial data for Terra and CF assuming that the proposed Offer and the Second-Step Merger are consummated, using EBITDA estimates provided by Terra management, which included adjustments for certain synergies projected by CF and adjusted by Terra’s management. The implied equity values were divided by the number of pro forma shares outstanding for CF assuming the proposed Offer and the Second-Step Merger are consummated, and multiplied by 0.0953 (the share consideration of CF Common Stock to be received per Terra Common Share pursuant to the proposed Offer and the Second-Step Merger) and added to the $37.15 in cash to be received per Terra Common Share pursuant to the Offer and Second-Step Merger.

This analysis indicated the following implied per share offer value reference range for Terra Common Shares, as compared to the cash and the implied value of CF Common Stock per Terra Common Share to be received by the holders of Terra Common Shares pursuant to the Offer and the Second-Step Merger:

Implied per Share Offer Value
Reference Range for Terra	Implied Value of Per Share Consideration

$43.50 - $50.65	$46.96 (based on the closing stock price of CF Common Stock as of March 8, 2010)

Other Matters.

Terra engaged Credit Suisse as its financial advisor in connection with the proposed Offer and the Second-Step Merger. Terra selected Credit Suisse based on Credit Suisse’s qualifications, experience and reputation, and its familiarity with Terra and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to Terra’s engagement letter with Credit Suisse, Terra has agreed to pay Credit Suisse a customary fee for its services in connection with the Offer and the Second-Step Merger, a significant portion of which is contingent upon consummation of the Offer and the Second-Step Merger. Credit Suisse also became entitled to a fee upon the rendering of its opinion. Terra has also agreed to reimburse Credit Suisse for certain expenses and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or relating to Credit Suisse’s engagement.

Credit Suisse and its affiliates have in the past provided investment banking and other financial services to Terra and its affiliates, for which Credit Suisse and its affiliates have received compensation, including having acted as (i) financial advisor to Terra in connection with the Yara Transaction upon the closing of which Credit Suisse would also have been entitled to receive a fee, (ii) financial advisor to Terra in connection with the consideration of various proposals made by CF for a business combination with Terra, (iii) financial advisor to Terra in 2008 in connection with the review of Terra’s strategic alternatives (which alternatives included a potential transaction involving CF), and (iv) joint lead managing underwriter in connection with the 2009 offering by a subsidiary of Terra of $600,000,000 of 7.75% Senior Notes due 2019. Credit Suisse and its affiliates may in the future provide financial advice and services to Terra, CF and their respective affiliates or any company that may be involved in the Offer or Second-Step Merger for which Credit Suisse and its affiliates would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse’s and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Terra, CF and any other companies that may be involved in the Offer or Second-Step Merger, as well as provide investment banking and other financial services to such companies.

Forward-Looking Statements.

Certain statements in this Statement may constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in connection with the Offer proposed by CF referred to in this Statement are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and Terra undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements. The forward-looking statements contained herein include statements about the Offer and Second-Step Merger. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. These risks, uncertainties and assumptions include, among others:

•	the possibility that various closing conditions to the Offer and Second-Step Merger may not be satisfied or waived,

•	uncertainty as to how many Terra Common Shares will be tendered into the Offer,

•	the risk that competing offers will be made,

•	the risk that the Offer or Second-Step Merger will not close within the anticipated time periods,

•	the risk that disruptions from the Offer and Second-Step Merger will harm Terra’s relationships with its customers, employees and suppliers,

•	the diversion of management time on issues related to the Offer and Second-Step Merger,

•	the outcome of any legal proceedings challenging the Offer or Second-Step Merger,

•	the amount of the costs, fees, expenses and charges related to the Offer and Second-Step Merger,

•	changes in financial and capital markets,

•	general economic conditions within the agricultural industry,

•	competitive factors and price changes (principally, sales prices of nitrogen and methanol products and natural gas costs),

•	changes in product mix,

•	changes in the seasonality of demand patterns,

•	changes in weather conditions,

•	changes in environmental and other government regulations,

•	changes in agricultural regulations and

•	changes in the securities trading markets.

Additional information as to these factors can be found in Terra’s 2009 Annual Report/10-K and in Terra’s subsequent Quarterly Reports on Form 10-Q (when available), in each case in the sections entitled “Business,” “Risk Factors,” “Legal Proceedings,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in the Notes to the consolidated financial statements.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit
Number	Description

(a)(1)	Joint press release issued by CF Industries Holdings, Inc. and Terra Industries Inc., dated March 12, 2010, filed as Exhibit 99.1 to Terra Industries Inc.’s Form 8-K, dated March 12, 2010 and incorporated herein by reference.
(a)(2)	Preliminary Prospectus/Offer to Exchange, dated March 5, 2010, filed as Exhibit (a)(4) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(3)	Form of Letter of Transmittal, filed as Exhibit (a)(1)(A) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(4)	Form of Notice of Guaranteed Delivery, filed as Exhibit (a)(1)(B) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(C) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(D) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(7)	Form of Guidelines for Certificate of Taxpayer Identification Number on Form W-9, filed as Exhibit (a)(1)(E) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(8)	Agreement and Plan of Merger dated as of March 12, 2010 by and among CF Industries Holdings, Inc., Composite Merger Corporation and Terra Industries Inc., filed as Exhibit 2.1 to Terra Industries Inc.’s Form 8-K dated March 12, 2010 and incorporated herein by reference.
(e)(1)	Employment Severance Agreement between Terra Industries Inc. and Michael L. Bennett dated October 5, 2006, filed as Exhibit 10.1 to Terra Industries Inc.’s Form 8-K dated October 5, 2006 and incorporated herein by reference.
(e)(2)	Form of Employment Severance Agreement for Section 16(b) Executive Officers, filed as Exhibit 10.2 to Terra Industries Inc.’s Form 8-K dated October 5, 2006 and incorporated herein by reference.
(e)(3)	Amendment Number One to Employment Severance Agreement, filed as Exhibit 10.1.31 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.
(e)(4)	Trust Agreement, dated as of February 12, 2010, between Terra Industries Inc. and Wells Fargo Bank, N.A.*
(e)(5)	Form of Indemnity Agreement of Terra Industries Inc., filed as Exhibit 10.1 to Terra Industries Inc.’s Form 8-K dated July 7, 2006 and incorporated herein by reference.
(e)(6)	Terra Industries Inc. Stock Incentive Plan of 2002, filed as Exhibit 10.1.18 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.
(e)(7)	Revised Form of Restricted Stock Award of Terra Industries Inc. under its Stock Incentive Plan of 2002, filed as Exhibit 10.9 to Terra Industries Inc.’s Form 10-Q for the quarter ended September 30, 2005 and incorporated herein by reference.
(e)(8)	Form of Long-Term Incentive Award for Performance Shares of Terra Industries Inc. under its Stock Incentive Plan of 2002, filed as Exhibit 10.1.23 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.

Exhibit
Number	Description

(e)(9)	Form of Unrestricted Annual Share Award to Non-Employee Directors under Terra Industries Inc.’s Stock Incentive Plan of 2002, filed as Exhibit 99.1 to Terra Industries Inc.’s Form 8-K dated August 14, 2006 and incorporated herein by reference.
(e)(10)	2007 Omnibus Incentive Compensation Plan, adopted by the Board of Directors of Terra Industries Inc. and subsequently approved by its stockholders at the annual meeting of Terra Industries Inc. on May 8, 2007, attached as Appendix A to Terra Industries Inc.’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 15, 2007 and incorporated herein by reference.
(e)(11)	Amendment to Restricted Share Agreement, filed as Exhibit 10.1.32 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.
(e)(12)	Amendment to Performance Share Award Agreement, filed as Exhibit 10.1.33 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.
(e)(13)	Form of Performance Share Award Agreement, filed as Exhibit 10.2 to Terra Industries Inc.’s Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference.
(e)(14)	Revised Form of Long-Term Incentive Award for Performance Shares under the 2007 Terra Industries Inc. Omnibus Stock Incentive Plan, filed as Exhibit 10.1 to Terra Industries Inc.’s Form 10-Q for the quarter ended March 31, 2009 and incorporated herein by reference.
(e)(15)	2010 Officers and Key Employees Annual Incentive Plan of Terra Industries Inc.*
(e)(16)	Item 3 to Terra Industries Inc.’s Schedule 14D-9, filed on March 5, 2009 and incorporated herein by reference.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TERRA INDUSTRIES INC.

By:	/s/ John W. Huey
Name:     John W. Huey

Title:	Vice President, General Counsel and Corporate Secretary

Dated: March 18, 2010

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)	Joint press release issued by CF Industries Holdings, Inc. and Terra Industries Inc., dated March 12, 2010, filed as Exhibit 99.1 to Terra Industries Inc.’s Form 8-K, dated March 12, 2010 and incorporated herein by reference.
(a)(2)	Preliminary Prospectus/Offer to Exchange, dated March 5, 2010, filed as Exhibit (a)(4) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(3)	Form of Letter of Transmittal, filed as Exhibit (a)(1)(A) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(4)	Form of Notice of Guaranteed Delivery, filed as Exhibit (a)(1)(B) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(C) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(D) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(7)	Form of Guidelines for Certificate of Taxpayer Identification Number on Form W-9, filed as Exhibit (a)(1)(E) to CF Industries Holdings, Inc.’s Schedule TO filed on March 5, 2010 and incorporated herein by reference.
(a)(8)	Agreement and Plan of Merger dated as of March 12, 2010 by and among CF Industries Holdings, Inc., Composite Merger Corporation and Terra Industries Inc., filed as Exhibit 2.1 to Terra Industries Inc.’s Form 8-K dated March 12, 2010 and incorporated herein by reference.
(e)(1)	Employment Severance Agreement between Terra Industries Inc. and Michael L. Bennett dated October 5, 2006, filed as Exhibit 10.1 to Terra Industries Inc.’s Form 8-K dated October 5, 2006 and incorporated herein by reference.
(e)(2)	Form of Employment Severance Agreement for Section 16(b) Executive Officers, filed as Exhibit 10.2 to Terra Industries Inc.’s Form 8-K dated October 5, 2006 and incorporated herein by reference.
(e)(3)	Amendment Number One to Employment Severance Agreement, filed as Exhibit 10.1.31 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.
(e)(4)	Trust Agreement, dated as of February 12, 2010, between Terra Industries Inc. and Wells Fargo Bank, N.A.*
(e)(5)	Form of Indemnity Agreement of Terra Industries Inc., filed as Exhibit 10.1 to Terra Industries Inc.’s Form 8-K dated July 7, 2006 and incorporated herein by reference.
(e)(6)	Terra Industries Inc. Stock Incentive Plan of 2002, filed as Exhibit 10.1.18 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.
(e)(7)	Revised Form of Restricted Stock Award of Terra Industries Inc. under its Stock Incentive Plan of 2002, filed as Exhibit 10.9 to Terra Industries Inc.’s Form 10-Q for the quarter ended September 30, 2005 and incorporated herein by reference.
(e)(8)	Form of Long-Term Incentive Award for Performance Shares of Terra Industries Inc. under its Stock Incentive Plan of 2002, filed as Exhibit 10.1.23 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.
(e)(9)	Form of Unrestricted Annual Share Award to Non-Employee Directors under Terra Industries Inc.’s Stock Incentive Plan of 2002, filed as Exhibit 99.1 to Terra Industries Inc.’s Form 8-K dated August 14, 2006 and incorporated herein by reference.

Exhibit
Number	Description

(e)(10)	2007 Omnibus Incentive Compensation Plan, adopted by the Board of Directors of Terra Industries Inc. and subsequently approved by its stockholders at the annual meeting of Terra Industries Inc. on May 8, 2007, attached as Appendix A to Terra Industries Inc.’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 15, 2007 and incorporated herein by reference.
(e)(11)	Amendment to Restricted Share Agreement, filed as Exhibit 10.1.32 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.
(e)(12)	Amendment to Performance Share Award Agreement, filed as Exhibit 10.1.33 to Terra Industries Inc.’s Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.
(e)(13)	Form of Performance Share Award Agreement, filed as Exhibit 10.2 to Terra Industries Inc.’s Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference.
(e)(14)	Revised Form of Long-Term Incentive Award for Performance Shares under the 2007 Terra Industries Inc. Omnibus Stock Incentive Plan, filed as Exhibit 10.1 to Terra Industries Inc.’s Form 10-Q for the quarter ended March 31, 2009 and incorporated herein by reference.
(e)(15)	2010 Officers and Key Employees Annual Incentive Plan of Terra Industries Inc.*
(e)(16)	Item 3 to Terra Industries Inc.’s Schedule 14D-9, filed on March 5, 2009 and incorporated herein by reference.

*	Previously Filed.

ANNEX A

TERRA INDUSTRIES INC.
TERRA CENTRE
600 FOURTH STREET, P.O. BOX 6000
SIOUX CITY, IOWA 51102-6000

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about March 18, 2010 to holders of record of common stock, without par value (the “Terra Common Shares”), of Terra Industries Inc., a Maryland corporation (“Terra” or the “Company”), as part of the Solicitation/Recommendation Statement on Schedule 14D-9/A (the “Schedule 14D-9/A”) of Terra with respect to the offer by CF Industries Holdings, Inc., a Delaware corporation (“CF”), through its indirect wholly-owned subsidiary, Composite Merger Corporation, a Maryland corporation (“CF Sub”), as disclosed in the Tender Offer Statement on Schedule TO, dated March 5, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to exchange each outstanding Terra Common Share for the “Per Share Consideration”, which is equal to (i) $37.15 in cash, less any applicable withholding taxes and without interest, and (ii) 0.0953 of a share of common stock, par value $0.01 per share, of CF (together with the associated preferred stock purchase rights) (the “CF Common Stock”), upon the terms and subject to the conditions set forth in (a) the Preliminary Prospectus/Offer to Exchange, dated March 5, 2010 (as amended or supplemented from time to time, the “Exchange Offer”), and (b) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, constitute the “Offer”). You are receiving this Information Statement in connection with the possible election of persons designated by CF to at least a majority of the seats on the Terra Board of Directors (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of March 12, 2010 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), among Terra, CF and CF Sub.

The Offer will expire at 12:00 midnight, New York City time, on April 2, 2010, unless CF or CF Sub extends the Offer in accordance with the Merger Agreement. Promptly after that time, if all conditions to the Offer have been satisfied or waived, CF Sub will purchase all Terra Common Shares validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Exchange Offer and the related Letter of Transmittal have been mailed with the Schedule 14D-9/A to Terra stockholders and are filed as exhibits to the Schedule 14D-9/A filed by Terra with the Securities and Exchange Commission (the “SEC”) on March 18, 2010.

The Merger Agreement provides that, upon the payment by CF Sub for Terra Common Shares pursuant to and subject to the conditions of the Offer, CF shall be entitled to designate to serve on the Board such number of directors as will give CF representation equal to that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board (giving effect to the directors elected pursuant to the right of CF described in this sentence) by (ii) the percentage that (A) the number of Terra Common Shares beneficially owned by CF, CF Sub and their affiliates bears to (B) the number of Terra Common Shares then outstanding. Terra has agreed to take all action necessary to cause CF’s designees to be elected to the Board, including obtaining resignations of incumbent directors. As a result, CF will have the ability to designate a majority of the Board following the consummation of the Offer.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of CF’s designees to the Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement, including information incorporated herein by reference, concerning CF’s designees has been furnished to Terra by CF, and Terra assumes no responsibility for the accuracy or completeness of such information.

CF DESIGNEES

CF has informed Terra that it will choose its designees to the Board from the executive officers of CF listed in Schedule I to the Exchange Offer, a copy of which is being mailed to Terra stockholders. The information with respect to such individuals in Schedule I to the Exchange Offer is incorporated herein by reference. CF has informed Terra that each of the executive officers of CF listed in Schedule I to the Exchange Offer who may be chosen has consented to act as a director of Terra, if so designated.

Based solely on the information set forth in the Exchange Offer and Schedule I thereto, none of the executive officers of CF listed in Schedule I to the Exchange Offer (i) is currently a director of, or holds any position with, Terra, or (ii) has a familial relationship with any directors or executive officers of Terra. Terra has been advised that, to the best knowledge of CF and CF Sub, except as disclosed in the Exchange Offer, none of the executive officers of CF listed in Schedule I to the Exchange Offer beneficially owns any equity securities (or rights to acquire such equity securities) of Terra and none have been involved in any transactions with Terra or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Based solely on the information set forth in Schedule I to the Exchange Offer, and except as described in such schedule, none of the executive officers of CF listed on Schedule I to the Exchange Offer has, during the last ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

It is expected that CF’s designees may assume office at any time following the payment by CF Sub for Terra Common Shares pursuant to the Offer, which payment cannot be earlier than April 5, 2010, and that, upon assuming office, CF’s designees will thereafter constitute at least a majority of the Board. It is currently not known which of the current directors of Terra would resign.

CERTAIN INFORMATION CONCERNING TERRA

The authorized capital stock of the Company consists of 133,500,000 shares, without par value, of which (i) 133,380,000 shares have been classified as Terra Common Shares and (ii) 120,000 shares have been classified as 4.25% Series A Cumulative Convertible Perpetual Preferred Shares (the “Series A Preferred Stock”). As of March 17, 2010, there were 100,165,757 Terra Common Shares outstanding and no shares of Series A Preferred Stock outstanding.

The Terra Common Shares constitute the only class of securities of the Company that is entitled to vote at a meeting of stockholders of the Company. Each Terra Common Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF TERRA

Directors.

The following sets forth information regarding the members of the Board:

First Year as
Director;
	Present Positions and Offices with Terra, Other Directorships,	Class and
Name and Age	Principal Occupation During the Past Five Years	Term

Henry R. Slack (60)	Mr. Slack has served as Chairman of Terra since April 2001 and as the Managing Member of Quarterwatch, LLC, a financial advisory and related family services company, since 2003. Prior to his retirement, he was Chief Executive Officer of Minorco SA, an international mining company, from 1991 until 1999, when that company merged with Anglo American Corporation to form Anglo American plc. He has also served as a director of E. Oppenheimer and Son International Limited, a private investment and holding company, since 1979; served as Chairman of First Africa Group, a private investment banking firm, from 2006 until its acquisition in 2009; and was Chairman of Task (USA) Inc., a private investment firm, from September 1999 to June 2002. Mr. Slack was a member of the Board of Directors and the executive committee of Anglo American Corporation, an international mining company, from 1981 until 1999. He has also served on the board of directors of Salomon Brothers Inc., a provider of investment banking, securities underwriting and foreign exchange trading services, from 1982 to 1988, SAB Miller plc., one of the world’s largest brewers, from 1998 to 2002, and for more than twenty years on the board of Engelhard Corporation, a supplier of catalysts used in the petroleum, chemical and food industries, until its acquisition in 2006. The Board selected Mr. Slack as a director, among other reasons, because of his extensive knowledge of Terra and the nitrogen fertilizer business and industry gained through serving on the Board for 27 years, as well as his broad business acumen and demonstrated ability to serve as Chairman of the Board.	1983; Class II Director, term expires at the 2012 annual meeting

First Year as
Director;
	Present Positions and Offices with Terra, Other Directorships,	Class and
Name and Age	Principal Occupation During the Past Five Years	Term

Michael L. Bennett (56)	Mr. Bennett, who has been employed by the Company for 36 years, has served as President and Chief Executive Officer of Terra since April 2001 and as Executive Vice President and Chief Operating Officer of Terra from February 1997 to April 2001. Mr. Bennett has served as President of Terra Nitrogen GP Inc. (“TNGP”) (or its predecessor), a subsidiary of Terra and the General Partner of Terra Nitrogen Company, L.P. (“TNCLP”), since June 1998, as Chairman of the Board of TNGP since April 2002 and a director of TNGP (or its predecessor) since 1995. Mr. Bennett has served as a director of Alliant Energy Corporation (“Alliant Energy”), a public utility holding company, since 2003 and is a member of the Capital Approval, Audit and Executive Committees, the Chairman of the Nominating and Governance Committee and the Lead Independent Director. Mr. Bennett has also served as a director of Interstate Power and Light Company, Wisconsin Power and Light Company and Alliant Energy Resources, Inc., each a first tier subsidiary of Alliant Energy, since 2003. The Board selected Mr. Bennett as a director, among other reasons, because of his demonstrated ability as Chief Executive Officer of Terra and extensive knowledge of the nitrogen fertilizer business and industry, gained while serving in numerous positions with Terra over a 36-year career.	2001; Class I Director, term expires at the 2011 annual meeting
David E. Fisher (67)	Mr. Fisher served as a director of Falcon Oil & Gas Ltd., a global energy company, between 2007 and 2009 and was Chairman of its Audit Committee and a member of its Compensation Committee. Mr. Fisher is the Chairman of Real Associates Limited, a private company which invests in commercial and residential property principally located in Scandinavia, and has served in that capacity since 2005. He has over 25 years experience in the natural resources and extractive industries, having served as Finance Director of Minorco SA, an international mining company, from 1992 until his retirement in 1999. The Board selected Mr. Fisher as a director, among other reasons, because of his over 25 years of experience in the natural resources and extractive industries, his extensive knowledge of Terra and the nitrogen fertilizer business and industry gained through serving on the Board for 17 years, as well as his extensive financial and accounting expertise, enabling him to effectively chair Terra’s Audit Committee and to qualify as an “audit committee financial expert” as that term has been defined by the SEC.	1993; Class III Director, term expires at the 2010 annual meeting

First Year as
Director;
	Present Positions and Offices with Terra, Other Directorships,	Class and
Name and Age	Principal Occupation During the Past Five Years	Term

Dod A. Fraser (59)	Mr. Fraser has served as President of Sackett Partners Incorporated, a consulting company he established in 2000, upon retiring from a 27-year career in investment banking. Previously, Mr. Fraser was a General Partner of Lazard Frères & Co., which he joined in 1978, and most recently, from 1995 to 2000, he was with The Chase Manhattan Bank, now JP Morgan Chase, where he was a Managing Director and Group Executive leading the global oil and gas group. Mr. Fraser also has served as a board member of Smith International, Inc. (“Smith”), an oilfield service company, since 2004; Forest Oil Corporation (“Forest Oil”), an independent oil and gas company, since 2000; and Acergy S.A. (“Acergy”), a sub-sea engineering and construction company, since 2009. He serves as Chairman of the Audit Committees of both Smith and Forest Oil, a member of the Compensation Committee of both Smith and Acergy and a member of the Nominating and Corporate Governance Committee of Forest Oil. The Board selected Mr. Fraser as a director, among other reasons, because of his extensive energy industry experience, as well as his experience as an investment banker and as a director of Smith, Acergy and Forest Oil, and his experience with executive compensation issues and demonstrated ability to serve as chairman of various board committees.	2003; Class III Director, term expires at the 2010 annual meeting
Martha O. Hesse (67)	Ms. Hesse founded, owned and was President and Chief Executive Officer of Hesse Gas Company, a nationwide natural gas marketing company, from 1992 to 2003. She served as Chairman of the U.S. Federal Energy Regulatory Commission from 1986 to 1989, the first woman to hold such position, and previously served as assistant secretary for Management and Administration for the U.S. Department of Energy, as well as Senior Vice President of First Chicago Corporation, a multibank holding company. Ms. Hesse serves as Chairman of the Boards of Enbridge Energy Company, Inc., the general partner of Enbridge Energy Partners, LP, which owns and operates certain crude oil, petroleum and natural gas-related assets in the United States, and Enbridge Energy Management, LLC, which manages the business and affairs of the partnership, and is a member of the Audit, Finance and Risk Committee of each. She is also a director of AMEC plc, a supplier of consultancy, engineering and project management services to the energy, power and process industries, serving as a member of the Audit Committee and chair of the Compliance and Ethics Committee, and a director of Mutual Trust Financial Group, an insurance-based financial services organization, serving as chair of the Audit Committee. The Board selected Ms. Hesse as a director, among other reasons, because of her extensive knowledge of the natural gas industry and its regulation, as well as her experience with corporate governance issues and demonstrated ability to serve as chairman of various board committees.	2001; Class I Director, term expires at the 2011 annual meeting

First Year as
Director;
	Present Positions and Offices with Terra, Other Directorships,	Class and
Name and Age	Principal Occupation During the Past Five Years	Term

Peter S. Janson (62)	Mr. Janson retired from AMEC Inc., an engineering and environmental services firm, in 2002. Mr. Janson served as Chairman and Chief Executive Officer of AMEC Inc. and a director of AMEC plc from 2000 to 2002 and as President and Chief Executive Officer of Agra Inc., an engineering and environmental services firm (which was sold to AMEC Inc. in 2000), from 1999 to 2000. Mr. Janson also serves as a director of Teekay Corporation, a provider of international crude oil and petroleum product transportation services, serving on the Audit and Compensation and Human Resources Committees. Mr. Janson served as a director of Tembec Industries Inc., a forest products company, from 2004 to 2008, serving as Chair of the Environment and Safety Committee, Chair of the Special Committee for Strategic Purposes and a member of the Corporate Governance and Human Resources Committee. He also served as a director of ATS Automation Tooling Systems Inc., a provider of custom designed, built and installed manufacturing solutions, from 2004 to 2007, serving as a member of the Human Resources and Compensation Committee and the Governance Committee. The Board selected Mr. Janson as a director, among other reasons, because of his extensive energy industry experience, his general business experience as a chief executive officer of public and subsidiary companies, his experience managing projects at a senior management level and his board experience on audit, compensation and special committees.	2005; Class I Director, term expires at the 2011 annual meeting
James R. Kroner (48)	Mr. Kroner has been a private investor since his retirement in December 2005. Mr. Kroner served as Chief Financial Officer and Chief Investment Officer for Endurance Specialty Holdings Ltd. (“Endurance”), a publicly traded insurance and reinsurance company, from December 2001 to December 2005, and as Managing Director of Fox Paine & Company, a private equity firm, from January 2000 to December 2001. Mr. Kroner served as a director of Endurance from 2002 to 2003. Mr. Kroner served as a director of WJ Communications Inc. from 2000 to 2002. Mr. Kroner has served as a director of United America Indemnity, Ltd, a specialty property and casualty insurer, since 2007, and serves as Chairman of its Investment and Section 162(m) Committees and a member of its Audit Committee. The Board selected Mr. Kroner as a director, among other reasons, based on input from Terra stockholders and because of his past directorships and extensive financial and accounting expertise, including that gained from his past experience as a Managing Director at Fox Paine & Company, JP Morgan & Co. and Salomon Smith Barney.	2001; Class I Director, term expires at the 2011 annual meeting

First Year as
Director;
	Present Positions and Offices with Terra, Other Directorships,	Class and
Name and Age	Principal Occupation During the Past Five Years	Term

John N. Lilly (56)	Mr. Lilly has been the President of John Lilly Strategic Insights, LLC, an advisory service company to the financial services industry, since 2002. Mr. Lilly was employed by Procter & Gamble Company (“P&G”) from 1976 to 1997, working in the laundry, paper, food and beverage brands in multiple countries. In 1997, Mr. Lilly joined the Pillsbury Company as President of Pillsbury North American and then as Chief Executive Officer of the Pillsbury Company worldwide. After Pillsbury became part of General Mills, Mr. Lilly started to work as an advisor. He has acted as a senior advisor to TPG Capital, Duff & Phelps, Lehman Brothers and Compass Advisors. Mr. Lilly served on the board of Adams Respiratory Therapeutics until it was sold to Reckitt Benckiser PLC in 2008. He is an advisor to LEK Consulting, LLC and a Trustee of the National Public Radio Foundation. Mr. Lilly brings to the Board extensive strategic corporate insight and corporate governance expertise through his consulting and advisory experience, his experience as an officer of P&G, his experience as Chief Executive Officer of the Pillsbury Company and his past directorships.	2009; Class II Director, term expires at the 2012 annual meeting
Dennis McGlone (60)	Mr. McGlone has been a private investor since October 2005. Prior to this, Mr. McGlone served as President, Chief Executive Officer and director of Copperweld Corp., a major North American producer of steel tubing and fabricated tubular products, from February 2004 to October 2005; President, Chief Operating Officer, and director of Copperweld from October 2002 to February 2004; and Vice President of Copperweld from July 2001 to October 2002. Mr. McGlone served as Vice President, Corporate Officer of Armco Inc./AK Steel, a leading U.S. producer and international marketer of steel products for automotive, appliance, construction, power generation and distribution, and process industries, from 1996 to March 2001. The Board selected Mr. McGlone as a director, among other reasons, based on input from Terra stockholders and his broad business acumen, including that gained in the specialty steel industry managing cyclical price-sensitive commodities that are energy and capital intensive.	2006; Class III Director, term expires at the 2010 annual meeting

First Year as
Director;
	Present Positions and Offices with Terra, Other Directorships,	Class and
Name and Age	Principal Occupation During the Past Five Years	Term

David A. Wilson (68)	Dr. Wilson has served as President and Chief Executive Officer of the Graduate Management Admission Council since 1995. Dr. Wilson was a director of Laureate Education, Inc. (formerly Sylvan Learning Systems, Inc.), from 2002 to 2007 and was Chairman of the Audit Committee beginning in 2003. Dr. Wilson was employed by Ernst & Young LLP (and its predecessor, Arthur Young & Company) from 1978 to 1994, as an Audit Partner, Managing Partner, National Director of Professional Development, Chairman of Ernst & Young’s International Professional Development Committee and as a director of the Ernst & Young Foundation. From 1968 to 1978, Dr. Wilson served as a faculty member at Queen’s University, the University of Illinois at Urbana-Champaign, the University of Texas and Harvard University’s Graduate School of Business. Dr. Wilson brings to the Board extensive financial and accounting expertise, including a Masters of Business Administration, a Ph.D in accounting, professional accounting certifications in the United States and Canada, authorship of four books on accounting and financial reporting and experience gained at Ernst & Young LLP.	2009; Class II Director, term expires at the 2012 annual meeting
Irving B. Yoskowitz (64)	Mr. Yoskowitz is Senior Counsel at the law firm of Dickstein Shapiro LLP and a Senior Partner of Global Technology Partners, LLC (“GTP”), an investment banking and consulting firm. He also is a Centre Operating Partner of Centre Partners, LLP, a private equity firm. From 2005 to 2008, he was Executive Vice President and General Counsel of Constellation Energy Group, Inc., the parent company of Baltimore Gas and Electric Company, an electric and gas public utility. From 1998 to 2005, Mr. Yoskowitz was a Senior Partner of GTP, and from 2001 to 2005, Mr. Yoskowitz also served as Senior Counsel at the law firm of Crowell & Moring LLP. From 1981 to 1998, Mr. Yoskowitz served as Executive Vice President and General Counsel of United Technologies Corporation (“UTC”), where he also was responsible for environmental, health and safety, government contracts and compliance. Prior to joining UTC in 1979, Mr. Yoskowitz held a number of positions with International Business Machines Corporation. Mr. Yoskowitz is a director of Ross Aviation, Inc. He was a director of Wyle Holdings, Inc. from 2006 to July 2009. He was a director, chair of the Strategic Planning Committee and a member of the Audit and Compensation Committees of Darwin Professional Underwriters, Inc. from 2007 to 2008, until it was acquired by Allied World Assurance Company. He was the Lead Independent Director and a member of the Audit and Compensation Committees of Equant, NV, a global data networking company, from 1998 to 2005; a director of Sirva, Inc., from 2004 to 2005, BBA Group, plc from 1995 to 2004 and Executive Risk Insurance, Inc. from 1996 to 1999, until it was acquired by Chubb. Mr. Yoskowitz brings to the Board extensive knowledge of the energy industry and broad business experience through his work for numerous companies in a variety of industries.	2009; Class II Director, term expires at the 2012 annual meeting

Executive Officers.

The following sets forth information regarding the executive officers of Terra:

Name and Age	Present Positions and Offices with Terra and Principal Occupations During the Past Five Years

Michael L. Bennett (56)	See the information provided for Mr. Bennett above under “Directors.”
Daniel D. Greenwell (47)	Senior Vice President and Chief Financial Officer of Terra since July 2007; Vice President, Controller of Terra from April 2005 to July 2007; Director of TNGP, the General Partner of TNCLP, since March 2008; Vice President and Chief Financial Officer of TNGP since February 2008; Vice President and Chief Accounting Officer of TNGP from April 2006 to February 2008; Corporate Controller for Belden CDT Inc. from 2002 to 2005; and Chief Financial Officer of Zoltek Companies Inc. from 1996 to 2002.
Joseph D. Giesler (51)	Senior Vice President, Commercial Operations of Terra since December 2004; Vice President of Industrial Sales and Operations of Terra from December 2002 to December 2004; Global Director, Industrial Sales of Terra from September 2001 to December 2002; Vice President of TNGP, the General Partner of TNCLP, since April 2006.
Douglas M. Stone (44)	Senior Vice President, Sales and Marketing since September 2007; Vice President, Corporate Development and Strategic Planning from 2006 to September 2007; Director, Industrial Sales from 2003 to 2006; Manager, Methanol and Industrial Nitrogen from 2000 to 2003; Vice President of TNGP, the General Partner of TNCLP, since April 2009.
Edward J. Dillon (42)	Vice President and Controller of Terra since November 2008; Vice President of TNGP, the General Partner of TNCLP, since April 2009. In 1998, he joined the General Electric Company and served in numerous roles including Finance Manager for the National Broadcasting Company in New York City, progressing to Global Controller for the Consumer & Industrial segment in Louisville, Kentucky. He joined INVISTA, a subsidiary of Koch Industries, Inc. (KII) in 2005 in Wichita as Director of Corporate Finance and in 2007, moved to KII Corporation as Finance Director.
Joe A. Ewing (59)	Vice President, Investor Relations and Human Resources of Terra since December 2004; Vice President, Human Resources of Mississippi Chemical Corporation from April 2003 to December 2004; Vice President, Marketing and Distribution of Mississippi Chemical Corporation from 1999 to April 2003.
John W. Huey (62)	Vice President, General Counsel and Corporate Secretary of Terra since October 2006; Vice President, General Counsel and Corporate Secretary of TNGP, the General Partner of TNCLP, since October 2006; Counsel with Shughart Thomson & Kilroy, P.C. from 2005-2006; Attorney with Butler Manufacturing Company from 1978 to 2004, Vice President of Administration from 1993 to 1998, Vice President, General Counsel and Corporate Secretary from 1998 to 2004.
Geoffrey J. Obeney (52)	Vice President, Information Technology of Terra since February of 2008, a Director and member of the Compensation Committee of Wireless Ronin (RNIN) from April 2008 to present, Interim CEO of Spirit Computing Ltd from November 2005 to January 2008; CIO of SEI LLC, a start-up company from October 2004 to October 2005.
Richard S. Sanders Jr. (52)	Vice President, Manufacturing of Terra since August 2003; Vice President, Manufacturing of TNGP (or its predecessor), the General Partner of TNCLP, since October 2003; Plant Manager, Verdigris, Oklahoma manufacturing facility from 1995 to August 2003.
Earl B. Smith (50)	Vice President, Business Development of Terra since March 2008; Registered Financial Advisor with UBS from 2006 to 2008. Various positions with Vulcan Materials Company from 1982 to 2005, serving last as Global Business Manager from 2003 to 2005.

CORPORATE GOVERNANCE

General.

Terra strives to uphold the highest standards of ethical conduct, to follow corporate governance best practices, to report accurately and transparently and to fully comply with the laws, rules and regulations that govern Terra’s business.

The Board currently consists of eleven members. In accordance with its Corporate Governance Guidelines, the Board has affirmatively determined that David E. Fisher, Dod A. Fraser, Martha O. Hesse, Peter S. Janson, James R. Kroner, John N. Lilly, Dennis McGlone, Henry R. Slack, David A. Wilson and Irving B. Yoskowitz each meet the criteria for independence required by the New York Stock Exchange (“NYSE”) listing standards. The Board’s independence determination was based on information provided by our directors and discussions among our officers and directors. Following its evaluation, the Board concluded that none of the non-employee directors was involved in any transactions, relationships or arrangements not otherwise disclosed that would impair his or her independence. Mr. Bennett did not meet the independence standards because he is an employee of Terra and TNGP (or its predecessor), which is the General Partner of TNCLP and an indirect, wholly owned subsidiary of Terra. The Nominating and Corporate Governance Committee reviews and designates director-nominees in accordance with the policies and principles of its charter and the Corporate Governance Guidelines.

Except for Mr. Bennett’s employment described above with TNGP, no occupation carried on by any director during the past five years was carried on with any corporation or organization that is a parent, subsidiary or other affiliate of the Company. There are no family relationships among any of the directors and any executive officer of the Company. Other than the arrangements between CF and each of Messrs. Lilly, Wilson and Yoskowitz (the “2009 Directors”) described in this Information Statement, there is not any arrangement or understanding between any director, executive officer and any other person pursuant to which that director or executive officer was selected as a director or executive officer of the Company, as the case may be. There are no material proceedings in which any director or executive officer of the Company is a party adverse to the Company or any of its subsidiaries, or has a material interest adverse to the Company or any of its subsidiaries.

Each 2009 Director entered into a letter agreement (each, a “Nomination Agreement”) with CF agreeing to stand for election as a director in CF’s proxy solicitation relating to Terra’s 2009 annual meeting of stockholders (the “Proxy Solicitation”) and to serve as a director of the Company if elected. In consideration of this agreement, CF paid each 2009 Director a one-time fee of $50,000 and agreed to reimburse each 2009 Director for certain out-of-pocket expenses incurred by him in connection with serving as a nominee.

Each Nomination Agreement contains an acknowledgement by CF and the 2009 Director party thereto that all of such 2009 Director’s activities and decisions as a director of Terra will be governed by applicable law and subject to his duties to Terra and, as a result, there is not, and cannot be, any agreement between such 2009 Director and CF that governs the decisions that such 2009 Director will make as a director of Terra.

In consideration of the 2009 Directors’ respective undertakings in each Nomination Agreement, and subject to certain exceptions and limitations, CF agreed to indemnify and hold harmless each 2009 Director from any and all liabilities, losses, claims, damages, suits, actions, judgments and reasonable costs and expenses actually incurred resulting from, based upon, arising out of or relating to (i) serving as a nominee; (ii) being a participant in connection with the Proxy Solicitation; (iii) being otherwise involved in the Proxy Solicitation as a nominee; or (iv) serving as a director of Terra, but (x) such indemnification pursuant to this item (iv) will be extended only to the extent that Terra has declined or failed to indemnify a 2009 Director, or to provide such 2009 Director with liability insurance coverage, to the same extent as other directors of Terra and (y) the indemnification pursuant to this item (iv) will (1) be limited to those matters as to which Terra could provide indemnification to such 2009 Director as a director under applicable law and (2) terminate with respect to occurrences taking place after the earlier of (A) the date that Terra offers to enter into an indemnification agreement with such 2009 Director on substantially the same terms as those made available to Terra’s other directors and (B) the expiration of such 2009 Director’s initial term as a director of Terra.

Terra has structured its Board to provide separate positions for a non-executive Chairman of the Board and a chief executive officer, because it believes, due to the different and demanding nature of these positions and the skill sets they call for, that this structure provides the most efficient and effective leadership model for the Company. The Board plans to maintain these responsibilities as separate positions.

During 2009, in accordance with the Corporate Governance Guidelines, the independent directors met at regularly scheduled executive sessions of the Board without management. The Chairman of the Board, Henry R. Slack, presided at all these executive sessions, which are held at each of our Board meetings.

The Board currently has three committees: Audit, Compensation, and Nominating and Corporate Governance. A description of each committee and its function appears in the “Board of Directors and Committees” section of this Information Statement under the heading “Committees of the Board”. The Audit, Compensation, and Nominating and Corporate Governance Committees are each composed solely of independent directors as required by the NYSE listing standards. Each committee has its own charter setting forth the qualifications for membership and the committee’s purposes, goals and responsibilities. Each of these committees has the power to hire independent legal, financial or other advisors it deems necessary, without consulting or obtaining the advance approval of any Terra officer.

The Board has also adopted a Code of Ethics and Standards of Business Conduct, which outlines the principles, policies and laws that govern Terra’s activities and which serve as a tool for professional conduct in the workplace. The Code of Ethics and Standards of Business Conduct applies to Terra’s principal executive officer and principal financial officer, as well as all other officers, directors and employees of Terra.

It is the Board’s practice to encourage all its members to attend the Company’s annual stockholders meeting, although no written policy has been adopted in that regard. All Board members attended the Company’s 2009 stockholders meeting held November 20, 2009, in New York, New York, except for Messrs. Lilly, Wilson and Yoskowitz, who had not yet been elected to the Board.

Current versions of Terra’s Corporate Governance Guidelines, Code of Ethics and Standards of Business Conduct and committee charters can be found in the “Investors” section under “Governance” on Terra’s Web site at www.terraindustries.com, and are available in print, free of charge, upon request.

Risk Oversight.

Terra’s policy is to avoid unnecessary risk and to limit, to the extent practical, risks associated with operating activities. Our management may not engage in activities that expose us to speculative or non-operating risks and is expected to limit risks to acceptable levels. The use of derivative financial instruments is consistent with our overall business objectives. Derivatives are used to manage operating risk within the limits established by our Board, and in response to identified exposures, provided they qualify as hedge activities. As such, derivative financial instruments are used to manage exposure to interest rate fluctuations, to hedge specific assets and liabilities denominated in foreign currency, to hedge firm commitments and forecasted natural gas purchase transactions, to set a floor for nitrogen selling prices and to protect against foreign exchange rate movements between different currencies that impact revenue and earnings expressed in U.S. dollars.

The use of derivative financial instruments subjects us to some inherent risks associated with future contractual commitments, including market and operational risks, credit risk associated with counterparties, product location (basis) differentials and market liquidity. We continuously monitor the valuation of identified risks and adjust the portfolio based on current market conditions.

The Board established a policy containing certain limits on management’s ability to hedge natural gas purchase prices in relationship to forward sales commitments of nitrogen products, and receives weekly reports from management on actual transactions and commitments in relation to policy limits. Further review and discussion of these policy limits and actual practice occur at regular and special Board meetings, along with review of other significant risk matters pertaining to the conduct of our business, including reserves for doubtful accounts and working capital needs.

Communication.

Interested parties who wish to report questionable practices by Terra employees may do so by calling Terra’s toll free, anonymous hotline at 1-866-551-8010 (in the U.S. and Canada) or at 011-44-866-551-8010 (in the U.K.). Interested parties who wish to communicate any message or voice a complaint to the Board, any of its committees or the non-management directors should address their communications to: Henry R. Slack, Chairman of the Board; Terra Industries Inc.; 600 Fourth Street; Sioux City, Iowa 51101. Such communications can also be made by calling 712-277-1340 or by e-mail at boardethics@terraindustries.com.

BOARD OF DIRECTORS AND COMMITTEES

Committees of the Board.

Audit Committee.

The Audit Committee met five times in 2009 and is currently composed of Mr. Fisher (Chairman), Ms. Hesse, Mr. Kroner and Mr. Wilson. The committee is composed entirely of non-employee directors, each of whom meets the “independence” requirements of the NYSE listing standards. In accordance with Terra’s Audit Committee charter, all members of the committee are financially literate and the Board has determined that Mr. Fisher meets the requirements to be named “audit committee financial expert” as the term has been defined by the SEC. The Audit Committee charter is available on Terra’s website as set out in the “Corporate Governance — General” section above.

The Audit Committee reviews Terra’s procedures for reporting financial information to the public. The Audit Committee also reviews Terra’s internal audits, reports and related recommendations. Its members are directly responsible for Terra’s independent accounting firm and have the sole authority to appoint or replace the independent accounting firm. The committee reviews the scope of the annual audit, reviews related reports and recommendations and preapproves any non-audit services provided by the independent registered public accounting firm. In addition, the committee maintains, through regularly scheduled meetings, open lines of communication between the Board and Terra’s financial management, internal auditors and independent registered public accounting firm. See “Audit Committee Report” below.

Compensation Committee.

The Compensation Committee met twice in 2009 and is currently composed of Messrs. Fraser (Chairman), Janson, McGlone and Yoskowitz. Each of the members of the committee meets the “independence” requirements of the NYSE listing standards. The committee’s functions include establishing the compensation to be paid to Terra’s executive officers. The committee also administers certain employee benefit plans, establishes and, in consultation with management, administers compensation guidelines and personnel policies. See the report on “Executive Compensation” below. The Compensation Committee charter is available on Terra’s website as set out in the “Corporate Governance — General” section above.

Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee met three times in 2009 and is currently composed of Ms. Hesse (Chairman) and Messrs. Fraser, Lilly and Slack. Each of the members of the committee meets the “independence” requirements of the NYSE listing standards. The committee’s functions include helping the Board fulfill its responsibilities to stockholders by shaping the Company’s corporate governance and enhancing the quality and independence of the Board nominees. In addition, the committee identifies and reviews qualifications of potential Terra director candidates, to include those recommended by stockholders, and makes recommendations to the Board for nomination or election. The Nominating and Corporate Governance Committee generally identifies nominees for new directors based upon outside research and recommendations from directors and officers of the Company. Nominees for director are selected on the basis of broad experience, wisdom, integrity, ability to make independent analytical inquiries, understanding of Terra’s business environment, and willingness to devote adequate time and energy to Board duties. The Board considers directors of diverse backgrounds, in terms of both the individuals involved and their various experiences and areas of expertise. Each Board member must ensure that future commitments (including commitments to serve on boards of other companies) do not materially interfere with the member’s service as a Terra director. The Board has determined that the above mentioned policy has been implemented appropriately when, and has been effective in, determining the qualifications of potential director candidates to the Board. The Nominating and Corporate Governance Committee charter is available on Terra’s website as set out in the “Corporate Governance — General” section above.

The Nominating and Corporate Governance Committee charter also provides that the committee will review candidates who have been recommended by stockholders. Appropriate materials describing the personal and professional background and experience of candidates recommended by stockholders should be communicated to the Board as set out in the “Corporate Governance — Communication” section above. The committee will evaluate all such stockholder recommended candidates on the basis of the same qualities and characteristics as described in the preceding paragraph.

The Board establishes special Board committees from time to time, determining such committees’ specific functions as they are established. The Board and its committees occasionally take action by unanimous written consent in lieu of a meeting.

Meetings of the Board.

The Board held five regular meetings and 26 special meetings in 2009. Each director attended at least 94 percent of the total meetings of the Board and its committees of which he or she was a member.

Compensation Committee Interlocks and Insider Participation.

The Compensation Committee is composed of the directors named as signatories to the “Compensation Committee Report” below. No director has any direct or indirect material interest in or relationship with Terra other than shareholdings as discussed below and as related to his or her position as a director, except as described under the heading “Executive Compensation and Other Information — Transactions with Related Persons” below. During 2009, no officer or other employee of Terra served on the board of directors of any other entity, where any officer or director of such entity also served on the Board.

SECURITIES OWNERSHIP OF DIRECTORS, MANAGEMENT
AND CERTAIN BENEFICIAL OWNERS

Equity Security Ownership.

Except as set forth below, the following table sets forth certain information with respect to the beneficial ownership of Terra Common Shares as of March 17, 2010 by each of Terra’s directors, certain of Terra’s executive officers, all executive officers and directors as a group and the beneficial owners known to Terra of 5% or more of the outstanding Terra Common Shares. Unless otherwise specified, the address for each holder is c/o Terra Industries Inc., 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102.

	Amount of
	Beneficial		Percent of
Name and Address of Beneficial Owner	Ownership		Class

BlackRock Inc.	5,879,699	(1)	5.9%
55 East 52nd Street
New York, New York 10055
Mason Capital Management LLC	5,770,062	(2)	5.8%
110 East 59th Street
New York, New York 10022
TPG-Axon Capital Management, LP	5,000,000	(3)	5.0%
888 Seventh Avenue
38th Floor
New York, New York 10019
Michael L. Bennett, Director, President and Executive Officer	685,288	(4)	*
David E. Fisher, Director	51,853	(5)	*
Dod A. Fraser, Director	37,097	(5)	*
Martha O. Hesse, Director	54,775	(5)	*
Peter S. Janson, Director	25,547	(5)	*
James R. Kroner, Director	25,647	(5)	*
John N. Lilly, Director	5,055	(5)	*
Dennis McGlone, Director	23,647	(5)	*
Hank R. Slack, Director	50,221	(5)	*
David A. Wilson, Director	5,055	(5)	*
Irving B. Yoskowitz, Director	5,055	(5)	*
Daniel D. Greenwell, Senior Vice President and Chief Financial Officer	109,699	(6)	*
John W. Huey, Vice President, General Counsel and Corporate Secretary	58,314	(7)	*
Earl B. Smith, Vice President, Business Development	8,500	(8)	*
Douglas M. Stone, Senior Vice President, Sales & Marketing	44,850	(9)	*
Directors and Executive Officers as a group (20 persons)	1,537,928		1.5%

*	Less than 1%

(1)	Based on the Schedule 13G filed by BlackRock Inc. (“BlackRock”) with the SEC on January 29, 2010, which indicates that BlackRock has sole voting and sole dispositive power over 5,879,699 Terra Common Shares. BlackRock reports that on December 1, 2009, BlackRock completed its acquisition of Barclays Global Investors NA from Barclays Bank PLC, and that as a result, substantially all of the Barclays Global Investors entities are now included as subsidiaries of BlackRock for purposes of Schedule 13G filings.

(2)	Based on the Schedule 13G filed jointly by Mason Capital Management LLC (“Mason Management”), Kenneth M. Garschina and Michael E. Martino with the SEC on March 15, 2010, which indicates that Mason Management holds sole voting and dispositive power over 5,770,062 Terra Common Shares and Mr. Martino and Mr. Garschina hold shared voting and dispositive power as to such Terra Common Shares. Mason Management reports that such Terra Common Shares are directly owned by Mason Capital L.P.

(“Mason Capital LP”), Mason Capital Master Fund, L.P. (“Mason Capital Master Fund”) and certain other funds and accounts (the “Managed Accounts”). Mason Management reports that it is the investment manager of each of Mason Capital LP, Mason Capital Master Fund and the Managed Accounts, and Mason Management may be deemed to have beneficial ownership over the Terra Common Shares reported on the Schedule 13G by virtue of the authority granted to Mason Management by Mason Capital LP, Mason Capital Master Fund and the Managed Accounts to vote and dispose of such Terra Common Shares. It further reports that Mr. Garschina and Mr. Martino are managing principals of Mason Management.

(3)	Based on the Schedule 13G/A filed by TPG-Axon Capital Management, LP (“TPG-Axon Management”) with the SEC on February 16, 2010, which indicates that TPG-Axon Capital Management shares voting and dispositive power over 5,000,000 Terra Common Shares. TPG-Axon Capital Management reports that it is an investment manager to TPG-Axon Partners, LP (“TPG-Axon Domestic”) and TPG-Axon Partners (Offshore), Ltd. (“TPG-Axon Offshore”), has the power to direct the disposition and voting of the Terra Common Shares held by TPG-Axon Domestic and TPG-Axon Offshore, and further that TPG-Axon Partners GP, LP (“PartnersGP”) is the general partner of TPG-Axon Domestic and TPG-Axon GP, LLC (“GPLLC”) is the general partner of PartnersGP and TPG-Axon Management. It further reports that Dinakar Singh LLC (“Singh LLC”) is a Managing Member of GPLLC and that Mr. Dinakar Singh is the Managing Member of Singh LLC and in such capacity may be deemed to control Singh LLC, GPLLC and TPG-Axon Management, and therefore may be deemed the beneficial owner of the securities held by TPG-Axon Domestic and TPG-Axon Offshore.

(4)	Includes 606,192 fully vested Terra Common Shares directly held, 19,281 Terra Common Shares indirectly held in Mr. Bennett’s 401(k) plan account (as of March 16, 2010), 1,815 Terra Common Shares indirectly held in Mr. Bennett’s wife’s 401(k) plan account (as of March 16, 2010) and 58,000 restricted Terra Common Shares directly held.

(5)	All Terra Common Shares are directly held by the director.

(6)	Includes 86,475 fully vested Terra Common Shares directly held, 2,024 Terra Common Shares indirectly held in Mr. Greenwell’s 401(k) plan account (as of March 16, 2010) and 21,200 restricted Terra Common Shares directly held.

(7)	Includes 40,430 fully vested Terra Common Shares directly held, 84 Terra Common Shares indirectly held in Mr. Huey’s 401(k) plan account (as of March 16, 2010) and 17,800 restricted Terra Common Shares directly held.

(8)	Includes 100 fully vested Terra Common Shares directly held and 8,400 restricted Terra Common Shares directly held.

(9)	Includes 25,029 fully vested Terra Common Shares directly held, 3,421 Terra Common Shares indirectly held in Mr. Stone’s 401(k) plan account (as of March 16, 2010) and 16,400 restricted Terra Common Shares directly held.

Change in Control.

Except as set forth in this Information Statement, the Company is not aware of any arrangements, including any pledge by any person of securities of the Company, the consummation or operation of which may at a subsequent date result in a change of control of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance.

Section 16(a) of the Exchange Act requires Terra’s executive officers, directors and beneficial owners of more than 10 percent of the Terra Common Shares to file initial reports of beneficial ownership and reports of changes in beneficial ownership of Terra Common Shares with the SEC and the NYSE. Executive officers and directors are required by SEC regulations to furnish Terra with copies of all Section 16(a) reports they file. To Terra’s knowledge, all persons who were Terra executive officers, directors and beneficial owners of more than 10 percent of the Terra Common Shares at any time during 2009 filed all reports required under Section 16(a) during and with respect to 2009 in a timely manner, except Mr. Giesler, who inadvertently filed one Form 4 late. This conclusion is based solely on a review of the copies of such filings furnished to Terra and of written representations from Terra’s executive officers and directors.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis.

Background.

This compensation discussion and analysis discusses the material elements of compensation of our named executive officers for 2009. In 2009, our named executive officers were:

•	Michael L. Bennett, President and Chief Executive Officer

•	Daniel D. Greenwell, Senior Vice President and Chief Financial Officer

•	Douglas M. Stone, Senior Vice President, Sales & Marketing

•	John W. Huey, Vice President, General Counsel and Corporate Secretary

•	Earl B. Smith, Vice President, Business Development

As a producer and marketer of nitrogen products for agricultural, industrial and environmental customers, Terra’s operating results are affected by the volatile nature of the nitrogen products industry. During 2009, the nitrogen business was affected by the decline in the global economy, contributing to a lessened demand for our industrial nitrogen products. The credit crisis and volatile crop prices continued to impact the agriculture industry, hampering demand for agricultural nitrogen products. This resulted in a decline in net income as compared to 2008 and 2007, albeit returns on invested capital remained relatively robust. The period of strong growth that we experienced for 2007 and much of 2008 was preceded by a period of approximately six years of difficult market conditions characterized by losses and low returns. We expect that market volatility will continue to be a factor in this industry. We have designed our executive compensation program to reflect these fundamental factors. For additional details regarding the cyclical nature of the nitrogen products industry and our performance in light of these conditions, see the Management’s Discussion and Analysis of Financial Conditions and Results of Operations in our 2009 Annual Report on Form 10-K.

Overview.

Objectives.

The Compensation Committee’s primary objectives in designing our executive compensation program are to (i) provide competitive incentive rewards for the achievement of specific annual goals by Terra; (ii) minimize fixed costs during cyclical downturns; and (iii) provide incentives to manage our North American and United Kingdom asset base as well as new investments to earn returns in excess of our cost of capital over the long term.

Elements of Compensation.

Our compensation program is comprised of three primary components:

Base Salary	Base salaries are targeted at the low end of the market range in order to maintain low fixed-cash costs during cyclical downturns.
Annual Incentives	Annual incentives are paid in cash and provide the opportunity during periods of average and cyclically robust performance for management to earn competitive total cash compensation through a combination of salary and annual incentive payments.
Long-Term Incentives	Long-term incentives are paid in restricted shares and performance shares in order to align the interests of our executive officers with those of our shareholders. While a portion is subject to time-based vesting in order to promote retention, for our most senior officers, a significant portion is comprised of performance share grants that will not vest unless Terra meets specified performance goals and will vest at above-target levels in the case of superior company performance. In particular, the vesting criteria for the performance share grants has significant upside potential tied to the ability of our senior officers to successfully manage our existing asset base and invest in new assets to generate returns in excess of the cost of capital. Together with base salary and annual cash incentive awards, long-term incentive awards are intended to provide the opportunity for our executive officers to achieve total compensation at approximately the 50th percentile of companies in our survey comparison group if target levels of performance are met.

The Compensation Committee’s approach to executive compensation is to review all three elements of compensation together, rather than considering each element separately, and to compare our total compensation levels to a survey comparison group of approximately 400 companies, as described in the next paragraph. On a total compensation basis, the combination of base salaries, annual cash incentive awards and long-term incentives should provide our executive officers with above-average compensation for above-average individual and company performance and below-average compensation for below-average performance.

Analysis of Market Practices.

In implementing our compensation program, our Compensation Committee has reviewed studies conducted by its compensation consultant, Towers Watson (formerly known as Towers Perrin prior to its merger with Watson Wyatt), which compare our compensation practices with respect to the levels of compensation and the mix of types of compensation to those of companies that are similar to us in revenue, market capitalization or industry profile. For 2009, the survey comparison group, which included approximately 400 companies in the 2009 Towers Watson Compensation Data Bank (the “2009 Towers Watson Survey”), was comprised of a combination of “general industry” and “chemical industry” companies. The 2009 Towers Watson Survey is a broad-based, published survey, rather than a survey that was prepared specifically for the Company. The “general industry” group included all companies in the 2009 Towers Watson Survey, other than utilities, energy companies and financial services companies. The purpose of Towers Watson’s review of the group of general industry companies was to provide the Compensation Committee with a broad overview of general market practices. Towers Watson employed regression analysis to normalize the data relative to companies similar in size to Terra to ensure comparability.

Towers Watson also reviewed publicly available data on the compensation paid to the chief executive officers, chief financial officers and chief legal officers of 21 companies in our industry or a related industry, including most of the 10 companies included in the Performance Graph that appears on page 29 of our 2009 Annual Report on Form 10-K. The purpose of the review of companies in the chemical industry group and the group of 21 companies was to determine whether the compensation practices of these groups differed from the general industry group in any meaningful respects. For purposes of reviewing 2009 compensation, Towers Watson did not identify any meaningful distinctions.

The general industry group serves as the Compensation Committee’s main focus for information on market practices. We believe that the broader group is appropriate in our case, because Terra has few direct U.S. competitors, and many of the companies in our industry do not compete with us in executive recruitment. In addition, we recruit executive talent from across a broad range of industries.

The data described above was used to provide the Compensation Committee with a broad understanding of market practices, rather than to compare the Company’s pay practices to those of any specific group. When the Compensation Committee targeted 2009 compensation at particular levels, these levels were based on data regarding general compensation practices.

Internal Pay Equity.

Our Compensation Committee’s approach to determining the compensation of Michael Bennett, our Chief Executive Officer, is generally the same approach that is used to determine the compensation levels of our other senior executives, with two principal exceptions.

First, the performance measure for Mr. Bennett’s annual incentive award differs from those of our other executive officers. The individual goals applicable to Mr. Bennett under our Annual Incentive Plan are based on total company performance, whereas the individual goals of the executives who report directly to Mr. Bennett are generally based on their particular areas of responsibility. This distinction is intended to reflect Mr. Bennett’s level of accountability and influence with respect to overall company performance.

Additionally, in the case of long-term incentive awards, which are comprised of a combination of time-based restricted stock and performance share awards, two-thirds of Mr. Bennett’s awards are comprised of performance shares, whereas half of the other senior executives’ awards are comprised of performance shares. The Compensation Committee believes that Mr. Bennett has a greater ability to influence company performance, and, therefore, his awards should have more upside and downside potential than awards granted to our other executive officers.

Role of Our Compensation Consultant.

In 2005, our Compensation Committee selected and retained Towers Watson to serve as its independent compensation consultant. Towers Watson advises and consults with the Chairman of our Compensation Committee in connection with our compensation programs, including long-term incentive compensation, stock ownership guidelines and executive severance and change in control arrangements. While Towers Watson advises our Compensation Committee in making its decisions, including by providing our Compensation Committee with information about current market practices, our Compensation Committee retains ultimate authority to make all final determinations. Our Vice President, Investor Relations and Human Resources, Joe Ewing, often provides Towers Watson with the necessary data and background information that it needs in order to prepare materials requested by the Compensation Committee.

At the request of our Compensation Committee, Towers Watson also assisted us in preparing the executive compensation disclosure in this Information Statement and in our 2008 and 2009 proxy statements by reviewing the Compensation Discussion and Analysis and, based on data we provided, assisting in the preparation of the tables included in this Information Statement and prior proxy statements.

2009 Executive Compensation Program.

Our Compensation Committee developed a 2009 executive compensation program that provided for the following:

Base Salaries.

For 2009, our executive officers received base salaries at approximately the 25th percentile of the survey comparison group of companies. The Compensation Committee determined that base salaries should be targeted around that level in order to control fixed costs in light of the volatile nature of the nitrogen products industry. The Summary Compensation Table below details the annual base salaries paid in 2009 to each of our named executive officers.

In February 2009, Mr. Bennett proposed increases to the base salaries of our named executive officers, based on his evaluation of each of our named executive officer’s performance. The Compensation Committee considered the proposed salary increases for our named executive officers and determined that salary increases were appropriate in order to maintain base salaries at approximately the 25th percentile level. The Compensation Committee also took into account the individual performance of each of the named executive officers when determining the amount of salary increase to award.

Executive	2008 Base Salary	2009 Base Salary

Bennett	$600,000	$650,000
Greenwell	$330,000	$380,000
Stone	$270,000	$300,000
Huey	$285,000	$295,000
Smith	$210,000	$220,000

Annual Incentive Compensation.

The cash incentive awards to be paid to our executive officers are allocated from an overall pool of available funds that is established by our Compensation Committee during the first quarter of each year based on the aggregate value of the potential awards payable to all participants in our Annual Incentive Plan. The amount of the overall pool of available funds is determined by our achievement of return on capital employed (ROCE) targets, as described below. Beginning in 2008, the Compensation Committee decided to use ROCE targets for determining the funding of the incentive pool because ROCE is a better indicator of the operating and investment decisions of management and requires management to be disciplined in the use of Terra’s capital.

Actual payout levels under the Annual Incentive Plan, however, are determined based on individual performance against individual goals. For Messrs. Bennett, Greenwell and Huey, 30% of their individual goals are based on achievement of the Company’s projected annual operating budget as approved by the Board, while 40% of Messrs. Stone and Smith’s individual goals are based on achievement of the Company’s projected annual operating budget. The Compensation Committee determined that the lower weighting of achievement of the Company’s projected annual operating budget was appropriate for Messrs. Bennett, Greenwell and Huey because of the need for them to focus on driving to the optimum decision on the unsolicited acquisition offers made by CF during 2009.

Mr. Bennett prepared a proposal for his own individual performance goals that was reviewed, modified and approved by the Compensation Committee in the first quarter of 2009. In addition, during the first quarter of 2009, each other executive officer worked with Mr. Bennett to establish individual performance goals for 2009, which focused on the executive’s corresponding function, department or business unit and which tracked Mr. Bennett’s own individual goals from an overall corporate perspective. At the same time, during the first quarter of 2009, the Compensation Committee approved the 2009 target annual incentive awards for each of our executive officers.

While funding of the incentive pool for 2009 was dependent on 2009 ROCE, performance by each executive officer against the corresponding individual performance goals (including achievement of the Company’s projected 2009 annual operating budget) based on recommendations by Mr. Bennett was used by the Compensation Committee to determine the executive’s actual award. In its exercise of discretion to determine individual awards under our Annual Incentive Plan, our Compensation Committee applied negative discretion to adjust the amount of certain individual awards downward and also exercised its discretion in some cases to increase the amount of certain individual awards above the amount determined by multiplying the individual’s target award by the incentive pool funding percentage. The aggregate amount of all awards paid, however, was $760,314 less than the funding of the incentive pool. In a similar manner, the Board evaluates Mr. Bennett’s performance at the end of each year and determines the extent to which he has met his performance goals and sets his actual bonus.

The following table, which sets forth the target and actual annual incentive award for each of our named executive officers under our 2006, 2007, 2008 and 2009 Annual Incentive Plans, reflects how the cyclical nature of our business affected our Annual Incentive Plan payouts. Our performance for 2009 was between target and the maximum level, and our performance 2007 and 2008 exceeded the maximum level, while our performance for 2006 was below target.

	Target 2006		Actual 2006	Target 2007	Actual	Target 2008	Actual 2008	Target 2009	Actual 2009
	Annual		Annual	Annual	2007 Annual	Annual	Annual	Annual	Annual
Executive	Incentives		Incentives	Incentives	Incentives	Incentives	Incentives	Incentives	Incentives

Bennett	$575,000		$0	$825,000	$1,468,500	$900,000	$1,710,000	$975,000	$955,927
Greenwell	$116,000		$0	$150,000	$300,000	$198,000	$396,000	$285,000	$400,000
Stone	$42,500		$0	$110,000	$210,000	$162,000	$324,000	$225,000	$250,000
Huey	$132,500	*	$0	$137,500	$265,000	$142,500	$275,000	$147,500	$180,000
Smith	N/A		N/A	N/A	N/A	$105,000	$200,000	$110,000	$125,000

*	Mr. Huey’s 2006 target incentive amount was prorated to reflect that he was hired on October 25, 2006.

The target individual award to each of the executive officers under the Annual Incentive Plan is determined as a percentage of the executive officer’s base salary. The target awards to each of our named executive officers pursuant to the 2009 Annual Incentive Plan were 150% for Mr. Bennett, 75% for each of Messrs. Greenwell and Stone and 50% for Messrs. Huey and Smith. These target awards were chosen to allow our executive officers to achieve total compensation at approximately the 50th percentile if target levels of performance are met. The target awards for Messrs. Bennett, Huey and Smith are identical to their target awards under the 2008 Annual Incentive Plan, while the target awards for Messrs. Greenwell and Stone were increased from 60% under the 2008 Annual Incentive Plan to 75% under the 2009 Annual Incentive Plan.

The Annual Incentive Plan covers our officers and certain other key employees. The size of the pool is determined based on the aggregation of the individual target awards and is funded based on our achievement of ROCE. The funding of the pool for the 2009 Annual Incentive Plan was determined based on the following performance measures:

•	If Terra’s 2009 ROCE was less than 9%, the incentive pool would not have been funded.

•	If Terra’s 2009 ROCE was equal to 9%, 50% of the target annual incentive pool would have been funded.

•	For each 0.07% by which Terra’s 2009 ROCE was greater than 9%, an additional 1% of the target annual incentive pool would have been funded.

Under this formula, if Terra had achieved a 2009 ROCE of 12.5%, the incentive pool would have been funded at 100% of the target amount, and with a 2009 ROCE of 19.5%, the incentive pool would have been funded at the maximum level of 200% of the target amount. The actual 2009 ROCE was 14.988%, resulting in the funding of the incentive pool with a total amount of $4,497,741, equal to 135.54% of target level.

The Compensation Committee selected achievement of 12.5% ROCE as the target for 100% funding of the incentive pool for 2009, because that level of ROCE, according to outside studies performed by investment bankers at the request of our Chief Financial Officer, was approximately equal to our cost of capital for 2009.

The Compensation Committee’s approach in determining ROCE for purposes of the Annual Incentive Plan is that while annual incentive compensation levels for our executive officers should reflect operating costs incurred during the relevant year, decisions made by the Board about Terra’s capital structure and expenses that are unusual in nature should neither increase nor decrease executive compensation levels. This approach was reflected in the calculation of 2009 ROCE, which excluded expenses related to the CF Industries Holdings, Inc. unsolicited acquisition offers. Also in 2009, after an examination of different scenarios for how the inclusion or exclusion of cash in the denominator of ROCE would impact management’s decisions and affect the level of net income required to generate the target levels of ROCE under the Annual Incentive Plan and the long-term incentive program, the Compensation Committee determined that the formula to determine ROCE would include cash.

Long-Term Incentives.

In accordance with our philosophy of tying long-term incentive awards to company performance, the Compensation Committee has designed our long-term incentive program to accomplish the following objectives: (1) reward achievement of return on capital employed (ROCE) targets on a cumulative basis over a three-year period; (2) provide more substantial incentives for achieving returns above the cost of capital; (3) assist with attraction and retention of executives; and (4) align management incentives with shareholder interests through the use of equity awards. To these ends, our long-term incentive compensation is comprised of a combination of performance share awards, which only vest upon achievement of performance goals relating to our return on capital employed (ROCE), and restricted shares, which vest based on continued employment.

Each year, the Compensation Committee sets an annual target award for each executive officer who participates in our long-term incentive plan. For 2009, in the case of executive officers other than Mr. Bennett, target grants were 130% of annual base salary. Mr. Bennett’s target grant was set at 300% of his annual base salary. The Compensation Committee determined that these target levels were appropriate for 2009 based on market data with respect to the comparison group of companies and the objective of setting long-term compensation to allow our executive officers to achieve total compensation at approximately the 50th percentile if target levels of performance are met. The target value of the long-term incentive awards for 2009 for each of the named executive officers (expressed as a percentage of base salary) is set forth in the narrative following the Summary Compensation Table on page A-29.

The Compensation Committee determined that in the case of executive officers other than Mr. Bennett, 50% of the value of the 2009 long-term incentive grant should be subject to time-based vesting criteria to assist in executive retention, while the remaining 50% should be subject to performance-based vesting criteria. As previously noted, Mr. Bennett received one-third of his grant in restricted shares and two-thirds in performance share grants. The performance share grants for 2009 were approved by the Compensation Committee on February 17, 2009 and were made on that same day, and the restricted share grants for 2009 were approved by the Compensation Committee on July 14, 2009 and were made July 15, 2009.

In accordance with applicable disclosure rules, the Summary Compensation Table on page A-29 reflects the aggregate grant-date fair value of the performance-based shares and restricted shares granted in 2009, calculated in accordance with FASB ASC Topic 718, Stock Compensation. When determining the long-term incentive award grants, the Compensation Committee considered the fair market value of the shares on the grant date and, in the case of performance share awards, the value of potential payouts based on achievement of the performance targets described below. The fair market value of these awards, based on our stock price of $32.19 per share as of December 31, 2009, is set forth in the Outstanding Equity Awards at Fiscal Year End Table on page A-36.

2009 Performance Share Awards.

For purposes of the 2009 performance share grants, the number of shares to be issued will depend on Terra’s annualized average return on capital employed (ROCE) over the three-year performance period ending on December 31, 2011. We use ROCE as the performance metric because ROCE is a critical indicator of good operating and investment decisions by management, is an important measurement for judging success of Terra’s strategic initiatives, and is a critical metric for investors.

The following table illustrates target and actual achievement of ROCE as of December 31, 2009, with respect to the 2007-2009, 2008-2010 and 2009-2011 performance periods.

				Level of Payout for
		Actual	Actual Average	Performance Share
		Achievement	Annual ROCE (as of	Awards (as a % of
Performance Period	Target ROCE	of ROCE (by year)	12/31/09)	target)

		2007 27.499%
2007-2009	9%	2008 74.121%	44.404%	200%
		2009 30.382%
2008-2010	10%	2008 74.121%	53.750%	To be determined after 12/31/10
		2009 30.382%
2009-2011	12.5%	2009 14.988%	14.988%	To be determined after 12/31/11

The performance share grant payouts for the 2009 grant cycle (with a performance period ending in 2011) will be determined based on the following measures:

•	If Terra’s annualized average ROCE for the period is less than 7.5%, no shares will be delivered.

•	If Terra’s annualized average ROCE for the period is between 7.5% and 12.5%, 1% of the target number of shares will be delivered for each 0.05% by which annualized average ROCE exceeds 7.5%. Thus, if annualized average ROCE is equal to 12.5%, 100% of the target number of shares will be delivered.

•	If Terra’s annualized average ROCE for the period exceeds 12.5%, an additional 1% of the target number of shares will be delivered for each 0.025% by which annualized average ROCE exceeds 12.5%, up to a maximum of 200% of the target number of shares.

Annualized average ROCE of 12.5% over a cumulative three-year period was determined by the Compensation Committee to be an appropriate goal, as outside studies performed by investment bankers indicated that it is approximately equal to our cost of capital. As noted above in the description of the Annual Incentive Plan, the Compensation Committee believes that while long-term performance awards to our executive officers should reflect operating costs incurred during the relevant performance period, decisions made by the Board about Terra’s capital structure and expenses that are unusual in nature should not affect executive compensation levels.

Achievement of ROCE is the performance goal that determines both the funding of the 2009 Annual Incentive Plan bonus pool and payout of the 2009 performance share awards. In selecting performance metrics for both arrangements, the Compensation Committee considered the objectives of each type of arrangement and set threshold, target and maximum levels for both arrangements accordingly. While achievement of 12.5% ROCE was determined to be the appropriate target level under both arrangements, the Compensation Committee determined that unlike the Annual Incentive Plan, which provides no awards to any participants if the performance for the year is below the level that would fund the target incentive pool at 50%, participants who hold performance shares may earn as few as 1% of the target number of shares for performance that is at the threshold level over the three-year term of the performance period. This approach is intended to ensure that poor performance during an early part of the performance period will not discourage participants by causing the performance measurements to be impossible to achieve but allows participants to earn some portion of the performance shares if performance in the later part of the performance period has improved. In addition, while achievement of ROCE under the Annual Incentive Plan provides for a “straight-line” increase in the percentage at which the bonus pool is funded, the performance share awards provide for a “two tiered” approach, pursuant to which achievement of ROCE above the target level results in a greater increase in the total percentage of shares awarded. The Compensation Committee determined that this distinction was appropriate in order to provide additional incentives to encourage our officers to excel in creating long-term value for our shareholders.

Performance share grants vest at the end of a three-year performance period, based on achievement of performance goals and assuming that the participant remains employed by Terra. Upon vesting of a performance share grant, the holder is entitled to receive a number of shares ranging from 0% to 200% of the target number of shares subject to the award, based on achievement of ROCE. Individual performance does not play a part in determining the level of vesting. Except in the case of death, total disability or termination of employment without cause or for good reason (both as defined in the award agreement) following a change in control of Terra (as described below) or other special circumstances identified by the Compensation Committee, the performance share grants will be forfeited if employment terminates for any reason prior to vesting. In the event of termination of employment due to death prior to a change in control, the holder will become entitled to a number of performance shares based on actual performance prior to death. In the event of termination of employment due to total disability prior to a change in control, performance shares will continue to vest following termination based on achievement of performance goals.

Unlike prior grants of performance shares, which vest automatically upon a change in control at the greater of the target number of shares subject to the award and a number based on actual company performance during the actual quarters completed prior to the change in control, the 2009 performance share grants do not vest automatically upon a change in control of Terra. Instead, for the 2009 performance share grants and grants in future years, following a change in control of Terra, the number of shares that each holder will be entitled to receive will become fixed as of the date of the change in control at the greater of the target number of shares subject to the award and a number based on actual company performance during the actual quarters completed prior to the change in control. Each holder of performance shares will receive such performance shares on the earlier of the date that such award would otherwise vest or the date that such holder is terminated without cause or for good reason (both as defined in the performance share award agreement) or due to death or total disability on or following a change in control.

Under the merger agreement with CF, all performance shares will be canceled at the time CF pays for shares tendered in the Offer in consideration for a cash payment equal to the greater of the target number of shares subject to the award and a number based on actual Company performance during the actual quarters completed prior to the time CF pays for shares tendered in the Offer, multiplied by an amount in cash equal to the sum of (x) the cash portion of the per share merger consideration and (y) the product of (1) the average closing sales price, rounded to four decimal points, of CF common stock on the NYSE (reported in the Wall Street Journal, New York City edition) for the period of the ten consecutive trading days ending on the second full trading day prior to the time CF pays for shares tendered in the Offer and (2) the portion of the offer price paid in CF common stock. The awards will automatically vest at the time CF pays for shares tendered in the Offer pursuant to their terms because CF has chosen not to assume outstanding performance shares.

2009 Restricted Share Awards.

The restricted shares are subject to cliff vesting with 100% of the award vesting on the third anniversary of the grant date, assuming that the participant remains employed by Terra at such time. Except in the case of death, total disability or termination of employment without cause or for good reason (both as defined in the award agreement) following a change in control of Terra or in other special circumstances identified by the Compensation Committee, the restricted shares will be forfeited if employment terminates for any reason prior to vesting. In the event of termination of employment due to death or total disability, the vesting of restricted shares will accelerate in full. Grants of restricted shares made prior to 2008 vest in full automatically upon a change in control of Terra. In 2008, the Compensation Committee considered the issue of vesting of restricted shares upon a change in control and determined that automatic vesting upon a change in control might not be in the shareholders’ best interests, and that full vesting of the restricted shares upon certain terminations following a change in control of Terra would provide more retention value while still providing appropriate protection to the holder of the restricted shares. As a result, the Compensation Committee decided that, following a change in control of Terra, the vesting of restricted shares granted in 2008 and later years shall only accelerate if the holder is terminated without cause or for good reason.

Under the merger agreement with CF, all restricted shares will vest immediately prior to the time CF pays for shares tendered in the Offer and will be treated in the same manner as vested shares of Terra common stock held by other stockholders pursuant to their terms because CF has chosen not to assume restricted shares.

Changes to Incentive Compensation Programs for 2010.

For 2010, in light of the uncertainty created for executives due to the unsolicited acquisition offers by CF, the Compensation Committee decided to approve changes to the annual incentive awards to protect recipients of such awards in the event of a change in control of Terra. In the event of a change in control of Terra during 2010, the performance metric used to calculate the cash awards (ROCE) will become fixed at the greater of target performance and actual performance during the quarters completed through the date of the change in control. Fixing the performance metric in the event of a change in control is consistent with the calculation of the number of performance shares in the event of a change in control. A participant who remains employed through December 31, 2010 will receive his or her full bonus under the plan calculated in such manner. If a participant’s employment is terminated following a change in control of Terra without cause or for good reason (each as defined in the plan), the participant will be entitled to a prorated bonus for 2010 through the participant’s termination date.

The Compensation Committee selected performance targets for the 2010 Annual Incentive Plan and the 2010 performance share grants that are slightly lower than the levels for the 2009 grants. The Compensation Committee selected a target of 11.5% ROCE for both the 2010 Annual Incentive Plan and the 2010 performance share grants because annualized average ROCE of 11.5% over a cumulative three-year period is approximately equal to our cost of capital, as indicated in outside studies performed by investment bankers.

The funding of the pool for the 2010 Annual Incentive Plan will be determined based on the following performance measures:

•	If Terra’s 2010 ROCE is less than 8%, the incentive pool will not be funded.

•	If Terra’s 2010 ROCE is equal to 8%, 50% of the target annual incentive pool will be funded.

•	For each 0.07% by which Terra’s 2010 ROCE is greater than 8%, an additional 1% of the target annual incentive pool will be funded.

Under this formula, if Terra achieves 2010 ROCE of 11.5%, the incentive pool will be funded at 100% of the target amount, and with 2010 ROCE of 18.5%, the incentive pool will be funded at the maximum level of 200% of the target amount.

The performance share grant payouts for the 2010-2012 grant cycle (with a performance period ending December 31, 2012) will be determined based on the following measures:

•	If Terra’s annualized average ROCE for the period is less than 6.5%, no shares will be delivered.

•	If Terra’s annualized average ROCE for the period is between 6.5% and 11.5%, 1% of the target number of shares will be delivered for each 0.05% by which annualized average ROCE exceeds 6.5%. Thus, if annualized average ROCE is equal to 11.5%, 100% of the target number of shares will be delivered.

•	If Terra’s annualized average ROCE for the period exceeds 11.5%, an additional 1% of the target number of shares will be delivered for each 0.025% by which annualized average ROCE exceeds 11.5%, up to a maximum of 200% of the target number of shares for an annualized average ROCE of 14% or higher.

The Compensation Committee approved an anti-dilution adjustment to the number of outstanding unvested performance shares and to the number of outstanding phantom shares and phantom performance shares (which are held by certain of our employees who are not officers) held as of December 11, 2009, in order to reflect the payment of the special cash dividend of $7.50 per common share. These awards did not participate in the special dividend. Restricted shares, however, did participate in the special dividend, and therefore were not adjusted. In addition, the Compensation Committee approved an adjustment to the number of shares available under the Terra Industries Inc. 2007 Omnibus Incentive Compensation Plan in connection with the special dividend. The Grants of Plan-Based Awards in 2009 Table on page A-31, the Outstanding Equity Awards at 2009 Fiscal Year End Table on page A-36 and the Options Exercised and Stock Vested Table beginning on page A-37 all reflect this adjustment to our equity-based awards.

Severance.

Prior to 2006, we were a party to executive retention agreements with our senior executives that provided for payments and benefits in the event of a termination of employment following a change in control, but no executives were covered by employment agreements or other severance arrangements that established the level of payments and benefits to be provided in connection with a termination that was not related to a change in control. During this period, executive severance was generally determined through individual negotiations, which often led to a variety of inconsistent results. In 2006, the Compensation Committee decided that a standard form of severance agreement covering non-change in control severance was needed to promote additional stability, ensure equitable treatment and avoid the need for individual negotiations. At the same time, the Compensation Committee decided to review its change in control severance practices. In connection with the Compensation Committee’s review of our severance practices, Towers Watson provided the Compensation Committee with information about severance benefits that are generally provided in the event of an involuntary termination of a senior executive’s employment, both in the change in control and non-change in control contexts.

Based on the Compensation Committee’s review, on October 5, 2006, we entered into employment severance agreements with each individual who was an executive officer of Terra at that time. In addition, we entered into an employment severance agreement with Mr. Huey in October 2006 when he became an executive officer and with Mr. Smith in March 2008 when he became an executive officer.

All employment severance agreements with our executive officers are identical except that Mr. Bennett’s agreement provides for an initial term of five years rather than three, and the approval of three-quarters of our Board is required in order to terminate Mr. Bennett for “cause”. Our Compensation Committee considered these distinctions appropriate in order to reflect Mr. Bennett’s unique role within our company. For a thorough description of the material terms of the agreements with each of our named executive officers, see the narrative following the Summary Compensation Table beginning on page A-29. For a description and quantification of the payments and benefits that may be provided to the named executive officers under these agreements, see “Post-Employment Payments” beginning on page A-40.

The Compensation Committee selected the severance multiples and levels of benefits based on information that Towers Watson provided in 2006 regarding current market practices relating to executive severance. Annually, the Compensation Committee considers and may extend the term of the agreements by one year. Should the Compensation Committee decide not to extend their terms, the agreements will expire one year thereafter.

In July 2008, the Compensation Committee reviewed the key terms of the employment severance agreements with our executives and the potential impact of the agreements upon a change in control of Terra, including information provided by Towers Watson regarding the potential amounts of excise tax gross-ups that would be payable under different stock price scenarios. The Compensation Committee decided to extend the terms of the agreements (other than Mr. Bennett’s agreement, which expires in 2011) by one year from the originally scheduled expiration date of October 2009, without changes to the key terms of the agreements other than the addition of the willful breach of the Company’s code of conduct and failure to comply with government investigations to the definition of “cause”.

In July 2009, the Compensation Committee considered whether to extend the terms of the agreements (other than Mr. Bennett’s agreement, which expires in 2011) by one year from the scheduled expiration date of October 2010 and decided to defer any action relative to the extension of such agreements.

The extent and nature of the severance compensation and benefits are identified and quantified in the disclosure entitled “Post-Employment Payments”, beginning on page A-40.

Defined Benefit Pension Plans.

We do not offer defined benefit pension plans to our employees who were hired on or after July 1, 2003. We do, however, maintain the Terra Industries Inc. Employees’ Retirement Plan, which is a tax-qualified defined benefit pension plan maintained for the benefit of all U.S. employees hired before July 1, 2003 (which includes Mr. Bennett and Stone). In 2003, Mr. Stone elected to receive the direct company contribution under the 401(k) Plan instead of accruing additional benefits after July 1, 2003 under the Retirement Plan.

On January 1, 1992, we adopted a supplemental executive retirement plan, which we refer to as the SERP. The Compensation Committee and the Board established the SERP so that certain management and highly compensated employees would be eligible for the benefits that would have been provided to them under our tax-qualified defined benefit pension plan but for the limits imposed by the Internal Revenue Code and the Employee Retirement Income Security Act. The SERP is an unfunded plan. Participants in the SERP have the status of unsecured creditors of Terra. As of December 31, 2009, the only named executive officer who had accrued benefits under the SERP was Mr. Bennett.

In February 2010, the Compensation Committee and the Board approved the adoption of a rabbi trust, which is intended to provide a source of funds to assist Terra in meeting its liabilities under the SERP. No later than five days following a change in control of Terra, Terra will be obligated to make an irrevocable contribution to the trust in an amount such that the trust will, immediately following such contribution, hold assets sufficient to pay each SERP participant or beneficiary his or her accrued benefits under the SERP as of the consummation of a change in control. The trustee has broad investment powers with respect to the trust assets, but it may not invest in securities or obligations issued by Terra or any affiliate of Terra.

For a description of the benefits accrued by Messrs. Bennett and Stone under our defined benefit pension plans as of December 31, 2009, see the Pension Benefits table on page A-38.

Defined Contribution Plans.

We maintain a 401(k) plan, which is a tax-qualified defined contribution plan maintained for the benefit of all U.S. employees, including our named executive officers. The 401(k) plan permits employees to contribute a portion of their pay to the plan on a pre-tax basis. We also provide for a company matching contribution as well as a direct company contribution in the case of employees who are not eligible to participate in the Terra Industries Inc. Employees’ Retirement Plan. The amount of our 2009 contribution to the 401(k) on behalf of each of our named executive officers is set forth in the explanation of the All Other Compensation column of the Summary Compensation Table.

Employee Welfare and Fringe Benefit Plans.

Our named executive officers are eligible to participate in our welfare and fringe benefit plans on the same basis as all of our other full-time employees. These benefits include our medical, dental and vision plans, life insurance, short-term and long-term disability plans, business travel accident insurance, tuition reimbursement, healthcare spending accounts, and dependent care spending accounts. In addition, due to limitations on the level of base salary covered by our primary long-term disability policy and in order to provide executive officers with long-term disability coverage equal to 60% of base salary (which is the rate of coverage provided to all U.S. employees), we maintain supplemental long-term disability policies.

Perquisites.

The named executive officers are provided company-paid memberships in a local country club of their choice. We cover any costs associated with this perquisite, including taxes. This perquisite is provided in order to allow the executives to entertain business associates of Terra, such as partners in joint ventures, customers and suppliers. The named executive officers are also permitted to use the club amenities for personal and family activities.

Other Matters.

Stock Ownership/Retention Guidelines.

The Compensation Committee reviewed market data assembled by Towers Watson to arrive at a recommendation with respect to stock ownership by our executive officers. The purpose of the guidelines is to encourage our executive officers to own and retain shares of our stock, thereby aligning their interests with those of our other shareholders. Although these guidelines are not mandatory, executive officers are strongly encouraged to follow them. However, special circumstances may require an executive officer to depart from the guidelines on occasion. Current ownership guidelines are as follows:

Chief Executive Officer Senior Vice Presidents Vice Presidents	4 times annual base salary 3 times annual base salary 1 times annual base salary

Fifty percent of unvested restricted shares will count toward the ownership guidelines prior to vesting. After satisfying the ownership guidelines described above, the executive officers are asked to hold an additional 50% of any shares awarded to them under our long-term incentive programs (including restricted shares and performance share grants) for a minimum of 12 months following vesting.

As of December 31, 2009, Mr. Bennett’s share ownership exceeded 25 times his annual base salary. The other named executive officers, with the exception of Messrs. Stone and Smith, also exceeded their respective guideline multiples as of December 31, 2009. Mr. Stone’s share ownership of approximately 2.64 times his annual base salary as of December 31, 2009 was below the guidelines due to a recent promotion from Vice President to Senior Vice President and Mr. Smith’s share ownership of approximately 0.63 times his annual base salary as of December 31, 2009 was below the guidelines due to the fact that he was only recently hired.

Indemnity Agreements.

Terra’s charter and bylaws provide indemnification for its officers and directors to the maximum extent permitted by law. In general, we will pay the costs of legal defense, settlements or judgments on behalf of the officer or director relating to actions taken in the course of employment or service with Terra, as long as conduct meets applicable standards. We have entered into Indemnity Agreements with the executive officers and directors, including the named executive officers. The agreements provide the maximum indemnity available under Maryland General Corporation Law, which is substantially the same as that provided under our charter and bylaws, and provide for certain procedural requirements in order to obtain indemnification, the timing of required determinations, indemnification payments, advancement of expenses, and the rights of officers and directors in the event that we fail to provide indemnification or to advance expenses.

Role of Executive Officers in Determining Compensation.

Executive officers who are directly involved in administering the executive compensation program include Mr. Bennett and Mr. Ewing, who is our Vice President, Investor Relations and Human Resources. Mr. Bennett is excluded from discussions and decisions regarding his own compensation. Mr. Ewing manages the administrative aspects of the Compensation Committee’s relationship with Towers Watson, as well as the calculation and presentation to the Compensation Committee of proposed executive annual salaries, annual incentive awards, and long-term incentive awards. Mr. Ewing corresponds frequently with Mr. Fraser, the Chairman of our Compensation Committee. Mr. Ewing communicates frequently with Mr. Bennett in all matters relating to executive compensation, other than those matters that relate to Mr. Bennett’s own compensation. Mr. Ewing also occasionally relies on Mr. Greenwell, our Senior Vice President and Chief Financial Officer, to calculate and review Terra’s return on capital employed (ROCE), which is the relevant performance measure under any long-term incentive program and to determine the level of funding of the incentive pool under our Annual Incentive Plan. Mr. Huey, Vice President, General Counsel and Corporate Secretary, is engaged with respect to legal and SEC issues relating to executive compensation, including reporting and disclosure issues.

Pursuant to its charter, the Compensation Committee is required to meet at least twice annually but will meet more frequently to the extent necessary. In 2009, the Compensation Committee met two times. Generally, executive officers who attend the meetings are Mr. Bennett, Mr. Ewing, and Mr. Huey, who acts as secretary of the meeting. Mr. Bennett and Mr. Ewing present the recommendations for any changes to compensation of our executive officers, except that no recommendations are made with respect to Mr. Bennett. Mr. Bennett makes recommendations to the Compensation Committee regarding the level of annual and long-term incentive awards for executive officers other than himself and reviews the performance of such executive officers with regard to payout levels of incentive awards, but the Compensation Committee makes the final determinations regarding grants and payout levels of awards. Mr. Bennett’s day-to-day knowledge of the performance of the executives of Terra enables him to better evaluate the performance of the executives. The Compensation Committee considers the recommendations of Mr. Bennett as well as market data and the overall compensation objectives of Terra in making its determinations. Final decisions regarding compensation for Mr. Bennett are made by the Compensation Committee in executive session, excluding all members of management. Decisions regarding Mr. Bennett are then communicated by Messrs. Slack and Fraser to Mr. Bennett and subsequently to Mr. Ewing. Mr. Ewing is responsible for implementing all approved changes. Decisions regarding the other executive officers are communicated by Mr. Bennett to Mr. Ewing.

Deductibility of Compensation.

As part of its role, the Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code. Section 162(m) provides that the Company may not deduct compensation of more than $1,000,000 paid in any year to the CEO or any of the three other most highly compensated officers (excluding the Chief Financial Officer), to the extent that such compensation is not “performance-based” as defined in Section 162(m). To qualify as “performance-based” compensation, certain pre-established objective performance goals and certain other conditions must be met. We have considered the potential impact of Section 162(m) on Terra’s compensation plans and have determined that it is consistent with Terra’s best interests for the compensation of our executives to qualify for the deduction available under Section 162(m) where possible. Therefore, we have designed certain of our plans and programs, including the 2009 Annual Incentive Plan and the 2009 performance share grants, as described above, to qualify for deductibility under Section 162(m).

In 2008, the Internal Revenue Service released guidance affecting the deductibility pursuant to Section 162(m) of certain bonuses or other programs if the bonus or program is referred to in the severance formula of an employee’s employment agreement. We considered the impact of this guidance on our plans and programs and on the employment severance agreements described above, and decided to revise the language contained in the employment severance agreements to comply with this guidance.

Compensation Committee Report.

We have reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, we recommended to the Board that the Compensation Discussion and Analysis be included in Terra’s Annual Report on Form 10-K and this Information Statement filed pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

Members of the Compensation Committee
of the Board of Directors

Dod A. Fraser, Chairman
Peter S. Janson
Dennis McGlone
Irving B. Yoskowitz

Executive Compensation.

Summary Compensation Table

The following table summarizes the compensation of each of our named executive officers for the fiscal year ended December 31, 2009. The named executive officers are our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers ranked by their total compensation in the table below.

							Change in
							Pension
						Non-	Value &
						Equity	Nonqualified
						Incentive	Deferred
				Stock	Option	Plan	Compensation	All Other
Name & Principal		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Position	Year	($)	($)(1)	($)(2)	($)(2)	($)(3)	($)(4)(5)	($)(6)	($)

M. Bennett, President & CEO	2009	$667,308	$—	$3,435,065	$—	$955,927	$597,697	$27,681	$5,683,678
	2008	$592,308	$—	$3,235,924	$—	$1,710,000	$184,533	$25,028	$5,747,792
	2007	$540,385	$—	$2,945,640	$—	$1,468,500	$96,713	$24,166	$5,075,404
D. Greenwell, SVP & CFO	2009	$386,923	$—	$782,567	$—	$400,000	$—	$35,910	$1,605,400
	2008	$325,385	$—	$667,642	$—	$396,000	$—	$23,800	$1,412,827
	2007	$268,404	$1,250	$552,680	$—	$298,750	$—	$35,285	$1,156,369
D. Stone, SVP Sales & Marketing(7)	2009	$306,923	$—	$617,228	$—	$250,000	$12,983	$29,492	$1,216,626
	2008
	2007
J. Huey, VP, General Counsel & Corporate Secretary	2009	$304,808	$—	$605,453	$—	$180,000	$—	$29,999	$1,120,259
	2008	$283,462	$—	$582,478	$—	$275,000	$—	$21,403	$1,162,342
	2007	$273,077	$—	$564,790	$—	$265,000	$—	$26,919	$1,129,786
E. Smith, VP Corporate Development(7)	2009	$226,923	$—	$454,560	$—	$125,000	$—	$238,482	$1,044,966
	2008
	2007

(1)	Represents annual incentive payments in excess of the named executive officer’s maximum opportunity under the annual incentive plan.

(2)	Represents the grant-date fair value of equity grants made during the year under ASC Topic 718, rather than an amount paid to or realized by the named executive officer. Assumes maximum payout of 200% on performance share plan grants; see the Company’s Annual Report on Form 10-K for other assumptions made in determining ASC Topic 718 values. For additional information about stock-based grants made in 2009, see the Grants of Plan-Based Awards table and accompanying footnotes and narrative.

(3)	Reflects amount earned for 2009 performance under the annual incentive plan, up to the individual’s maximum incentive opportunity. Amounts in excess of the maximum incentive opportunity are shown in the “Bonus” column. 2009 amounts were earned in 2009 and paid in 2010, 2008 amounts were earned in 2008 and paid in 2009 and 2007 amounts were earned in 2007 and paid in 2008.

(4)	In the case of each of our named executive officers, amounts shown are solely an estimate of the annual increase in the actuarial present value of the named executive officer’s age 65 accrued benefit under the Terra Industries Inc. Employees’ Retirement Plan (“Retirement Plan”) and, in the case of Mr. Bennett, under the Terra Industries Inc. Excess Benefit Plan (“SERP”). No amount is payable under these plans before a participant attains age 55.

(5)	Assumptions used to calculate the actuarial present value of the accrued benefits of the named executive officers are further described in the narrative to the Pension Benefits in Fiscal Year 2009 Table on page A-38. The Change in Pension Value and Non-qualified Deferred Compensation Earnings column also reports the amount of above market earnings on compensation that is deferred outside of tax-qualified plans. No amount is reported because above market rates are not permitted under the Supplemental Deferred Compensation Plan and no named executive officer has an outstanding balance under such plan.

(6)	See “All Other Compensation” disclosure for details.

(7)	Messrs. Stone and Smith were not named executive officers in 2007 and 2008.

All Other Compensation Table

The following table describes each component of the All Other Compensation column in the Summary Compensation Table.

			Registrant		Perquisite
	Perquisites	Payments/	Contributions to		Tax		Taxable
	& Other	Accruals on	Defined	Insurance	Reimbursements/	Moving	Lump-Sum
	Personal	Termination	Contribution	Premiums	Gross-	Expenses	Payments
Name	Benefits(1)	Plans	Plans(2)	(3)	Ups(4)	(5)	(6)	Other(7)

M. Bennett, President & CEO	$7,565	$—	$11,836	$3,175	$5,045	$—	$—	$60
D. Greenwell, SVP & CFO	$7,645	$—	$22,922	$603	$4,680	$—	$—	$60
D. Stone, SVP Sales & Marketing	$4,829	$—	$21,097	$306	$3,200	$—	$—	$60
J. Huey, VP, General Counsel & Corporate Secretary	$3,536	$—	$21,215	$2,003	$3,185	$—	$—	$60
E. Smith, VP Corporate Development	$3,432	$—	$15,529	$315	$56,870	$101,976	$60,300	$60

(1)	Amounts include only country club dues for each executive.

(2)	Includes company contributions to each executive’s 401(k) account.

(3)	Includes group life insurance premiums for coverage in excess of $50,000.

(4)	Includes tax gross-ups paid by the company in 2009 on perquisites and other benefits from 2008. These gross-ups are based only on taxes from company payment of country club dues for all of the named executive officers, with the exception of Mr. Smith, whose figure includes a $16,482 tax gross-up on moving expenses and a $40,388 tax gross-up on losses and commissions on the sale of his home.

(5)	Includes a moving allowance of $18,333, moving expenses of $24,249, a loss on sale of his home of $36,000 and commissions on sale of his home of $23,394.

(6)	Payment to compensate for loss of deferred compensation at previous employer.

(7)	Value of gift card given to each of the named executive officers during 2009.

Grants of Plan-Based Awards in 2009

The following table provides information on awards under the Annual Incentive Plan and restricted share and performance share awards granted in 2009 to each of our named executive officers.

										All
										Other
										Stock
										Awards:	All
										Number	Other	Exercise
										of	Option	or		Grant
										Shares	Awards:	Base		Date
										of	Number	Price		Fair
				Estimated Future Payouts			Estimated Future Payouts			Stock	of	of	Market	Value
				Under Non-Equity Incentive			Under Equity Incentive			or	Securities	Option	Price	of
		Date of	Type	Plan Awards(4)			Plan Awards(5)			Units	Underlying	Awards	on	Stock &
	Grant	Action	of	Threshold	Target	Maximum	Threshold	Target	Maximum	(#)	Options	($ /	Grant	Option
Name	Date(1)	(2)	Award(3)	($)	($)	($)	(#)	(#)	(#)	(6)	(#)	Sh)	Date	Awards(7)

M. Bennett,	15-Jul-09	14-Jul-09	RS							25,500	—	NA	$26.71	$681,105
President &	17-Feb-09	17-Feb-09	PS				—	73,318	146,636				$22.76	$3,337,425
CEO	17-Feb-09	—	AI	487,500	975,000	1,950,000								NA

D. Greenwell,	15-Jul-09	14-Jul-09	RS							9,700	—	NA	$26.71	$259,087
SVP & CFO	17-Feb-09	17-Feb-09	PS				—	13,936	27,873				$22.76	$634,387
	17-Feb-09	—	AI	142,500	285,000	570,000								NA

D. Stone,	15-Jul-09	14-Jul-09	RS							7,600	—	NA	$26.71	$202,996
SVP Sales	17-Feb-09	17-Feb-09	PS				—	11,028	22,056				$22.76	$501,993
& Marketing	17-Feb-09	—	AI	112,500	225,000	450,000								NA

J. Huey,	15-Jul-09	14-Jul-09	RS							7,500	—	NA	$26.71	$200,325
VP, General	17-Feb-09	17-Feb-09	PS				—	10,786	21,571				$22.76	$490,960
Counsel &	17-Feb-09	—	AI	73,750	147,500	295,000								NA
Corporate Secretary
E. Smith,	15-Jul-09	14-Jul-09	RS							5,600	—	NA	$26.71	$149,576
VP Corporate	17-Feb-09	17-Feb-09	PS				—	8,119	16,239				$22.76	$369,599
Development	17-Feb-09	—	AI	55,000	110,000	220,000								NA

(1)	Reflects the date grants were actually made.

(2)	Reflects the date grants were approved by the Compensation Committee.

(3)	For purposes of this table, RS means a grant of Restricted Stock, PS means a grant of Performance Stock and AI means a grant under the Annual Incentive Plan.

(4)	Reflects grants made under Terra’s annual incentive plan. Actual payouts under this plan are based on performance versus financial targets over the corresponding fiscal year and individual performance. Cash payouts are made after completion of the one-year performance period. Threshold awards are 50% of target and maximum awards are 200% of target.

(5)	Reflects grants of performance shares made under Terra’s long-term incentive performance plan. Actual payouts under this plan are based on performance versus financial targets over a three-year period and depend on actual performance versus targets over the performance period, except that in the event of a change in control, the number of performance shares will be fixed at the higher of target or actual performance level for the quarters completed prior to the change in control and each holder will receive such performance shares on the earlier of the date that such award would otherwise vest or the date that such holder is terminated without cause or for good reason (both as defined in the award agreement) or due to death or total disability on or following the change in control. Threshold award is zero shares and maximum award is 200% of targeted shares. The number of performance shares granted in 2009 were adjusted to reflect the antidilution adjustment for our special cash dividend of $7.50 per common share paid on December 11, 2009 (as described on pages A-24 and A-25 of the “Compensation Discussion and Analysis”).

(6)	Reflects grants of restricted shares that time vest 100% on the third anniversary of the grant date or immediately upon a change in control and subsequent qualifying termination.

(7)	Amounts reflect maximum payouts for the performance share grants and stock price on the date of grant.

The following is a description of material factors necessary to understand the information disclosed in the Summary Compensation Table and the Grants of Plan-Based Awards Table. This description is intended to supplement the information discussed in the Compensation Discussion and Analysis.

Employment Severance Agreements.

Background.

On October 5, 2006, we entered into an employment severance agreement with each of our named executive officers other than Mr. Huey, with whom we entered into an employment severance agreement on October 25, 2006 and Mr. Smith, with whom we entered into an employment and severance agreement on March 3, 2008. The employment severance agreements provide for severance and other benefits in the event of a termination of employment under circumstances that are both related to and unrelated to a change in control.

Term.

Each employment severance agreement has a three-year term, with the exception of the agreement with Mr. Bennett, which has a five-year term. The term may be extended for additional one-year periods in the Board’s sole discretion. The employment severance agreements may not be terminated during the two-year period following a change in control of Terra without the executive’s consent. Severance and Post-Termination Benefits

The employment severance agreements provide that the executives will be entitled to certain compensation and benefits upon a qualifying termination of employment. The extent and nature of the compensation and benefits are identified and quantified in the disclosure entitled “Post-Employment Payments”, beginning on page A-40 of this Information Statement.

Excise Tax Gross-Up.

The employment severance agreements provide that the executives will be entitled to a gross-up payment to make the executives whole for any excise taxes imposed as a result of Section 280G of the Internal Revenue Code. Entitlement to a gross-up payment is not contingent on an executive’s termination of employment. The estimated amount of the excise tax gross-up for each named executive officer is quantified in the disclosure entitled “Post-Employment Payments”, beginning on page A-40 of this Information Statement.

Restrictive Covenants.

The employment severance agreements contain restrictive covenants that apply following termination of a named executive officer’s employment with Terra and are described in the disclosure entitled “Post-Employment Payments”, beginning on page A-40 of this Information Statement.

Annual Incentive Compensation.

2009 Officer and Key Employee Incentive Plan.

We maintain an Annual Incentive Plan in which our officers and other key employees selected by Mr. Bennett are entitled to participate. As described in the Compensation Discussion and Analysis, the Annual Incentive Plan provides participants, including the named executive officers, the opportunity to earn annual cash incentive awards based upon the achievement of certain performance goals. Awards are paid from a pool established by the Compensation Committee. Funding of the pool for 2009 was based on performance targets relating to return on capital employed. A description of performance target levels and corresponding funding levels is set forth in the Compensation Discussion and Analysis.

Each named executive officer’s threshold, target and maximum incentive award amounts are disclosed in the Grants of Plan-Based Awards table. Annual incentive payments for the named executive officers other than Mr. Greenwell may not be increased to an amount greater than the named executive officer’s target bonus times the pool funding percentage, but may be decreased in the discretion of the Compensation Committee. Payment of an annual incentive award is made as soon as practicable following our determination of whether and to what extent performance goals have been satisfied, subject to approval by the Compensation Committee. Generally, in order to be entitled to receive an annual incentive award payment, an employee must be employed during the applicable fiscal year and until the date of payment.

For 2009, our Compensation Committee set the following target annual incentive award amounts for the named executive officers:

•	Mr. Bennett’s target annual incentive award was equal to 150% of base salary;

•	The target annual incentive award for each of Messrs. Greenwell and Stone was equal to 75% of base salary; and

•	The target annual incentive award for each of Messrs. Huey and Smith was equal to 50% of base salary.

In 2009, the incentive pool under the Annual Incentive Plan was funded at 135.54% of target level. Each of our named executive officers was eligible to receive an amount of up to 200% of their target annual incentive award amounts. The actual awards granted to each of our named executive officers was determined by our Compensation Committee, based on its determination of each named executive officer’s fulfillment of his individual performance goals. For Mr. Bennett, the Compensation Committee, in its discretion, granted an award that was less than his target bonus times his individual performance times the pool funding percentage. For Mr. Greenwell, the Compensation Committee, in its discretion, granted an award that was greater than his target bonus times the pool funding percentage.

Long-Term Incentive Awards.

We maintain the Terra Industries Inc. Stock Incentive Plan of 2002, which we refer to as the 2002 Plan, and the 2007 Omnibus Incentive Compensation Plan, which we refer to as the 2007 Plan, under which the Compensation Committee may grant to the named executive officers, as well as other eligible employees, stock options, stock appreciation rights, restricted shares, performance shares and other forms of stock-based compensation.

2009 Long-Term Incentive Grants.

For 2009, the Compensation Committee granted each of our named executive officers an award based on a combination of restricted shares and performance shares. Each named executive officer’s target grant was determined as a percentage of base salary. For 2009, our Compensation Committee set the following target long-term incentive award values for the named executive officers:

•	Mr. Bennett’s target long-term incentive award was equal to 300% of base salary;

•	The target long-term incentive award for Messrs. Greenwell, Stone, Huey and Smith was equal to 130% of base salary.

With the exception of Mr. Bennett, all executive officers were expected to receive one half of their grants in the form of restricted shares and the other half in the form of performance share grants. Mr. Bennett received one-third of his grant in restricted shares and two-thirds in performance share grants. In all cases, the number of shares subject to the grant was calculated by dividing the target dollar value of the award by the average of Terra’s closing stock price during the twenty trading days prior to the date that the awards were approved by the Compensation Committee. The average stock price was rounded to the nearest fifty cents, and the target number of shares was rounded to the nearest 100 shares.

The number of shares of Terra common stock subject to each grant and the grant date fair value of these awards is reflected in the Grants of Plan-Based Awards table.

•	Restricted share grants. We granted restricted shares to each of our named executive officers on July 15, 2009. The principal terms and conditions of these grants are described below.

•	Vesting. Each restricted share grant is subject to cliff vesting with respect to 100% of the restricted shares subject to the award on the third anniversary of the grant date. However, in the event of a termination of employment without cause or for good reason following a change in control of Terra (within the meaning of the restricted share award agreements) or termination of employment due to death or total disability, all restricted shares will become immediately vested. The Compensation Committee has the authority to extend or accelerate the vesting period at any time, in its discretion.

•	Forfeiture. Upon an executive’s termination of employment for any reason other than death, total disability, termination without cause or for good reason following a change in control of Terra or such other circumstances as determined by the Compensation Committee in its sole discretion, any unvested restricted shares held by the executive will be immediately forfeited and terminated.

•	Voting and Dividend Rights. Holders of restricted shares are entitled to all rights of a shareholder of Terra, including the right to vote and receive dividends with respect to the restricted shares. However, if any distribution is made to our shareholders other than a cash dividend, then any securities or other property received by other shareholders will be subject to the same restrictions applicable to the restricted shares.

•	Performance share grants. We granted performance shares to each of our named executive officers on February 27, 2009. The principal terms and conditions of these grants are described below.

•	Vesting. Each performance share grant is subject to cliff vesting with respect to all shares subject to the award after December 31, 2011, based on achievement of the performance goals during the period from January 1, 2009 through December 31, 2011, as described in the Compensation Discussion and Analysis. Upon vesting, a holder will become entitled to receive a number of shares ranging from 0% to 200% of the target number of shares subject to the award, based on achievement of performance goals. In the event of a change in control of Terra (within the meaning of the performance share award agreements), the number of shares that each holder will be entitled to receive will become fixed as of the date of the change in control at the greater of the target number of shares subject to the award and a number based on actual company performance during the actual quarters completed prior to the change in control. Each holder of performance shares will receive such performance shares on the earlier of the date that such award would otherwise vest or the date that such holder is terminated without cause or for good reason (both as defined in the performance share award agreement) or due to death or total disability on or following a change in control. In the event of termination of employment due to death prior to a change in control, the holder will become entitled to a number of performance shares based on actual performance prior to death. In the event of termination of employment due to total disability prior to a change in control, performance shares will continue to vest following termination based on achievement of performance goals. In special circumstances, as determined by the Compensation Committee, the Compensation Committee may extend the period for earning all or a portion of a holder’s performance shares.

•	Forfeiture. Upon an executive’s termination of employment prior to the end of the performance period for any reason other than death, total disability, termination without cause or for good reason following a change in control of Terra or such other circumstances as determined by the Compensation Committee in its sole discretion, any unvested performance shares held by the executive will be immediately forfeited and terminated.

Pre-2008 Long-Term Incentive Grants.

In accordance with applicable disclosure rules, the Stock Awards column of the Summary Compensation Table reflects the aggregate grant-date fair value of the performance-based shares and restricted shares granted in each of 2007, 2008 and 2009. We granted time-based restricted shares in 2007 and 2008 on terms and conditions that are substantially the same as the grants made in 2009 and described above, except that the grants of restricted shares in 2007 will vest in full upon the change in control of Terra. We also made performance share grants in 2007 and 2008. These grants, which were made on February 28, 2007 and

February 22, 2008, were subject to three-year performance periods ending on December 31, 2009 and December 31, 2010, respectively, and will vest automatically upon a change in control at the greater of the target number of shares subject to the award and a number based on actual company performance during the actual quarters completed prior to the change in control.

Retirement Benefits.

Defined Benefit Pension Plans.

We maintain a U.S. tax-qualified defined benefit plan, and an excess benefit plan, which we refer to as the SERP which covers certain named executive officers. For a description of the material terms of these plans and the present value of each named executive officer’s accumulated benefits under these plans as of December 31, 2009, see the Pension Benefit in Fiscal Year 2009 Table and accompanying disclosure, beginning on page A-38.

Defined Contribution Plans.

We maintain a 401(k) plan, which is a tax-qualified defined contribution plan maintained for the benefit of all U.S. employees, including each of our named executive officers. The 401(k) plan permits employees to contribute a portion of eligible pay to the plan on a pre-tax basis. During 2009, we matched 100% of the first 3% of eligible compensation that an employee contributed to the 401(k) plan and 60% of the next 3% of pay contributed. In addition, in the case of employees hired after June 30, 2003 and who are therefore ineligible to participate in the U.S. tax-qualified defined benefit plan, we made an additional non-elective contribution for 2009 equal to 3.2% of eligible compensation. The amount of our 2009 contribution to the 401(k) on behalf of each of our named executive officers is set forth in the explanation of the All Other Compensation column of the Summary Compensation Table.

Outstanding Equity Awards at 2009 Fiscal Year-End
Option Awards

The following table provides information on the holdings of stock option and stock awards by each of our named executive officers as of December 31, 2009.

	Option Awards					Stock Awards
											Equity
											Incentive
											Plan
									Equity		Awards:
			Equity						Incentive		Market or
			Incentive						Plan Awards:		Payout
			Plan						Number		Value of
			Awards:			Number of		Market	of Unearned		Unearned
	Number of	Number of	Number			Shares or		Value of	Shares,		Shares,
	Securities	Securities	of Securities			Units of		Shares or	Units or		Units or
	Underlying	Underlying	Underlying			Stock		Units of	Other		Other
	Unexercised	Unexercised	Unexercised	Option		That		Stock That	Rights That		Rights That
	Options	Options	Unearned	Exercise	Option	Have Not		Have Not	Have Not		Have Not
	(#)	(#)	Options	Price	Expiration	Vested		Vested	Vested		Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)		($)(1)	(#)		($)(1)

M. Bennett,						20,400	(2)	$656,676
President & CEO						12,100	(3)	$389,499
						25,500	(4)	$820,845
									67,864	(5)	$2,184,555
									146,636	(6)	$4,720,198
D. Greenwell,						7,200	(2)	$231,768
SVP & CFO						4,300	(3)	$138,417
						9,700	(4)	$312,243
									11,876	(5)	$382,297
									27,873	(6)	$897,228
D. Stone,						5,300	(2)	$170,607
SVP Sales& Marketing						3,500	(3)	$112,665
						7,600	(4)	$244,644
									9,695	(5)	$312,079
									22,056	(6)	$709,980
J. Huey,						6,600	(2)	$212,454
VP, General Counsel &						3,700	(3)	$119,103
Corporate Secretary						7,500	(4)	$241,425
									10,422	(5)	$335,485
									21,571	(6)	$694,376
E. Smith,						—	(2)	$—
VP Corporate Development						2,800	(3)	$90,132
						5,600	(4)	$180,264
									7,514	(5)	$241,861
									16,239	(6)	$522,733

(1)	Based on a year-end closing price of $32.19 per share.

(2)	Restricted shares will time-vest on July 26, 2010 or earlier upon a change in control.

(3)	Restricted shares will time-vest on July 18, 2011 or earlier upon a change in control and subsequent qualifying termination.

(4)	Restricted shares will time-vest on July 16, 2012 or earlier upon a change in control and subsequent qualifying termination.

(5)	This performance plan cycle will end December 31, 2010. The actual number of shares paid out subsequent to that time will depend on actual performance versus targets over the performance period, except that in the event of a change in control, the number of performance shares will be fixed at the higher of target or actual performance level for the quarters completed prior to the change in control and each holder will receive such performance shares on the earlier of the date that such award would otherwise vest or the date that such holder is terminated without cause or for good reason (both as defined in the award agreement) or due to death or total disability on or following the change in control. The threshold award is zero; therefore, the number of shares and market value shown in the Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested column are based on performance through December 31, 2009 (200% of target) for the 2008 performance plan grant. The number of performance shares is adjusted to reflect the antidilution adjustment for our special cash dividend of $7.50 per common share paid on December 11, 2009 (as described on pages A-24 and A-25 of the “Compensation Discussion and Analysis”).

(6)	This performance plan cycle will end December 31, 2011. The actual number of shares paid out subsequent to that time will depend on actual performance versus targets over the performance period, except that in the event of a change in control, the number of performance shares will be fixed at the higher of target or actual performance level for the quarters completed prior to the change in control and each holder will receive such performance shares on the earlier of the date that such award would otherwise vest or the date that such holder is terminated without cause or for good reason (both as defined in the award agreement) or due to death or total disability on or following the change in control. The threshold award is zero; therefore, the number of shares and market value shown in the Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested column are based on performance through December 31, 2009 (200% of target) for the 2009 performance plan grant. The number of performance shares is adjusted to reflect the antidilution adjustment for our special cash dividend of $7.50 per common share paid on December 11, 2009 (as described on pages A-24 and A-25 of the “Compensation Discussion and Analysis”).

Option Exercises and Stock Vested

The following table provides information, for each of our named executive officers, on the number of restricted shares and performance share awards that became vested in 2009 and the value realized before payment of any applicable withholding taxes and broker commissions.

	Option Awards		Stock Awards
			Number of
	Number of Shares	Value	Shares
	Acquired on	Realized on	Acquired		Value Realized
	Exercise	Exercise	on Vesting		on Vesting
Name	(#)(1)	($)(2)	(#)		($)

M. Bennett, President & CEO	—	—	77,000	(3)	2,286,130
	—	—	167,237	(4)	5,383,359
D. Greenwell, SVP & CFO	—	—	21,400	(3)	635,366
	—	—	25,207	(4)	811,413
D. Stone, SVP Sales & Marketing	—	—	18,000	(3)	534,420
	—	—	17,936	(4)	577,359
J. Huey, VP, General Counsel & Corporate Secretary	—	—	24,000	(3)	712,560
	—	—	27,146	(4)	873,829
E. Smith,	—	—	—		—
VP Corporate Development	—	—	—		—

(1)	Reflects stock options exercised in 2009.

(2)	Based on the intrinsic value of the stock option at date of exercise.

(3)	Reflects time-vesting restricted shares vesting on August 3, 2009, at a price of $29.69. Shares were granted on August 1, 2006, except for Mr. Huey’s shares, which were granted on October 25, 2006.

(4)	Performance share awards for performance from January 1, 2007 through December 31, 2009. Shares were not actually delivered until February 12, 2010 when the Compensation Committee determined the level of performance achieved. Number of shares based on performance through December 31, 2009 (200% of target) and share price based on December 31, 2009 closing price of $32.19. The number of performance shares delivered reflect the antidilution adjustment for our special cash dividend of $7.50 per common share paid on December 11, 2009 (as described on pages A-24 and A-25 of the “Compensation Discussion and Analysis”).

Pension Benefits in Fiscal Year 2009

The following table sets forth information on the pension benefits for each of our named executive officers as of December 31, 2009.

		Number of Years		Payments
		Credited	Present Value of	During Last
		Service (#)	Accumulated Benefit	Fiscal Year
Name	Plan Name	(1)	($)(2)	($)

M. Bennett, President & CEO	Terra Industries Inc. Employees’ Retirement Plan	37	$762,023	$—
	Terra Industries Inc. Excess Benefit Plan	37	$1,208,251	$—
D. Greenwell, SVP & CFO(3)	Terra Industries Inc. Employees’ Retirement Plan	—	$—	$—
	Terra Industries Inc. Excess Benefit Plan	—	$—	$—
D. Stone, SVP Sales & Marketing	Terra Industries Inc. Employees’ Retirement Plan	14	$46,367	$—
	Terra Industries Inc. Excess Benefit Plan	14	$—	$—
J. Huey, VP, General Counsel & Corporate Secretary(3)	Terra Industries Inc. Employees’ Retirement Plan	—	$—	$—
	Terra Industries Inc. Excess Benefit Plan	—	$—	$—
E. Smith, VP Corporate Development(3)	Terra Industries Inc. Employees’ Retirement Plan	—	$—	$—
	Terra Industries Inc. Excess Benefit Plan	—	$—	$—

(1)	Credited service is the period of the executive’s actual service with Terra.

(2)	Actuarial present value for the Retirement Plan and SERP was determined in accordance with the following assumptions:

•	Discount rate equals 5.79%.

•	Postretirement mortality was projected using the 2009 Static Mortality Table for Annuitants Per §1.430(h)(3)-1(e).

•	Employees are assumed to have elected benefits in the form of a single life annuity.

•	Benefits commence at age 65.

(3)	Messrs. Greenwell, Huey and Smith are not participants in the Terra Industries Inc. Employee’s Retirement Plan or Excess Benefit Plan.

We maintain a U.S. tax-qualified defined benefit plan (the Terra Industries Inc. Employees’ Retirement Plan or the “Retirement Plan”) for the benefit of all U.S. employees hired before July 1, 2003, including Messrs. Bennett and Stone. In 2003, Mr. Stone elected to receive the additional non-elective contribution under the 401(k) plan instead of accruing additional benefits under the Retirement Plan. The Retirement Plan is closed to employees hired on or after July 1, 2003.

We also maintain an excess benefit plan (the “SERP”). The purpose of the SERP is to restore those benefits that a participant would otherwise lose in the tax-qualified plan due to Internal Revenue Code compensation limits and benefit limits.

Retirement Plan.

Benefit Accrual Formula.

The Retirement Plan provides an unreduced single life annuity at age 65 equal to an amount which:

  Multiplies

•	1.55% of the highest 60 month average pensionable compensation by

•	Years of credited service and

  Subtracts

•	0.6% of the highest 60 month average pensionable compensation up to the social security compensation limit multiplied by years of credited service (up to a maximum of 35 years).

Prior to 2004, pensionable compensation included total salary and wages paid to the participant for services rendered in the period considered as service, including bonuses, overtime, commissions and salary deferrals under a Section 401(k) or Section 125 plan. Effective January 1, 2004, bonuses are no longer considered as part of pensionable compensation.

Vesting.

An employee hired prior to July 1, 2003 became eligible to participate once he or she had completed a 12 consecutive month period of at least 1,000 hours of service. Benefits under the Retirement Plan cliff vest after five years of service.

Early Retirement.

Eligibility for early retirement under the Retirement Plan is age 55 with 5 years of vesting service. For a participant who commences pension benefits directly from active status, the early retirement reductions are 3% per year from age 65, 10% per year from age 60, 8% per year from age 59, 6% per year from age 58 and 5% per year from age 56. All other participants who commence pension benefits prior to age 65 are subject to an actuarial reduction of 6.67% per year from age 65 and 3.33% per year from age 60. As of the date of this Information Statement, only Mr. Bennett is eligible for early retirement under the Retirement Plan.

Forms of Benefit.

Participants in the Retirement Plan generally can choose among the following optional forms of benefit:

•	Single life annuity;

•	50% joint and survivor annuity;

•	75% joint and survivor annuity;

•	100% joint and survivor annuity;

•	10 year or 15 year certain and life annuity; and

•	Social Security level income benefit.

Each option is provided on an actuarially equivalent basis.

SERP.

The Retirement Plan benefits are limited by various constraints by the Internal Revenue Code. The SERP is an unfunded plan maintained to provide benefits to a certain group of management and highly compensated employees. The terms of the SERP, as they relate to our named executive officers, with respect to benefit accrual formula, vesting, early retirement and forms of benefit are the same as the Retirement Plan, except that under the SERP, pensionable compensation is not subject to the limits imposed by the Internal Revenue Code and deferred compensation is not excluded from the definition of pensionable compensation under the SERP. In 2010, the Compensation Committee and the Board approved the adoption of a rabbi trust, which is intended to provide a source of funds to assist Terra in meeting its liabilities under the SERP following a change in control.

Post-Employment Payments

This section describes and quantifies potential payments that may be made to each named executive officer at, following, or in connection with the resignation, severance, retirement, or other termination of the named executive officer’s employment or a change in control of Terra on December 31, 2009.

	M. Bennett, President & CEO
					Qualifying
					Termination	Change in	Change in
					Unrelated to	Control	Control &
					a Change in	Without	Qualifying
Benefit	Death	Disability	For Cause	Voluntary	Control	Termination	Termination

Cash Severance	$—	$—	$—	$—	$2,437,500	$—	$3,250,000
Equity
Restricted Shares	$1,867,020	$1,867,020	$—	$—	$—	$656,676	$1,867,020
Performance Share Awards	$5,697,630	$—	$—	$—	$—	$5,697,630	$5,697,630
Unexercisable Options	$—	$—	$—	$—	$—	$—	$—
Total	$7,564,650	$1,867,020	$—	$—	$—	$6,354,306	$7,564,650
Retirement Benefits
DB Plan	$—	$—	$—	$—	$—	$—	$473,383
DC Plan	$—	$—	$—	$—	$—	$—	$—
Total	$—	$—	$—	$—	$—	$—	$473,383
Unvested Deferred Compensation	$—	$—	$—	$—	$—	$—	$—
Other Benefits
Health & Welfare	$—	$—	$—	$—	$23,753	$—	$23,753
Outplacement	$—	$—	$—	$—	$78,000	$—	$78,000
Perquisites	$—	$—	$—	$—	$—	$—	$—
Long-Term Disability	$—	$1,666,384	$—	$—	$—	$—	$—
Tax Gross-Ups	$—	$—	$—	$—	$—	$—	$—
Total	$—	$1,666,384	$—	$—	$101,753	$—	$101,753
Total	$7,564,650	$3,533,404	$—	$—	$2,539,253	$6,354,306	$11,389,786

(1)	Please see narrative accompanying these tables for details and key assumptions.

	D. Greenwell, SVP & CFO
					Qualifying
					Termination	Change in	Change in
					Unrelated to a	Control	Control &
					Change in	Without	Qualifying
Benefit	Death	Disability	For Cause	Voluntary	Control	Termination	Termination

Cash Severance	$—	$—	$—	$—	$997,500	$—	$1,330,000
Equity
Restricted Shares	$682,428	$682,428	$—	$—	$—	$231,768	$682,428
Performance Share Awards	$1,055,832	$—	$—	$—	$—	$1,055,832	$1,055,832
Unexercisable Options	$—	$—	$—	$—	$—	$—	$—
Total	$1,738,260	$682,428	$—	$—	$—	$1,287,600	$1,738,260
Retirement Benefits
DB Plan	$—	$—	$—	$—	$—	$—	$—
DC Plan	$—	$—	$—	$—	$—	$—	$—
Total	$—	$—	$—	$—	$—	$—	$—
Unvested Deferred Compensation	$—	$—	$—	$—	$—	$—	$—
Other Benefits
Health & Welfare	$—	$—	$—	$—	$29,674	$—	$29,674
Outplacement	$—	$—	$—	$—	$45,600	$—	$45,600
Perquisites	$—	$—	$—	$—	$—	$—	$—
Long-Term Disability	$—	$2,155,145	$—	$—	$—	$—	$—
Tax Gross-Ups	$—	$—	$—	$—	$—	$—	$872,768
Total	$—	$2,155,145	$—	$—	$75,274	$—	$948,042
Total	$1,738,260	$2,837,573	$—	$—	$1,072,774	$1,287,600	$4,016,302

(1)	Please see narrative accompanying these tables for details and key assumptions.

	D. Stone, SVP Sales & Marketing
					Qualifying
					Termination	Change in	Change in
					Unrelated to a	Control	Control &
					Change	Without	Qualifying
Benefit	Death	Disability	For Cause	Voluntary	in Control	Termination	Termination

Cash Severance	$—	$—	$—	$—	$720,000	$—	$1,050,000
Equity
Restricted Shares	$527,916	$527,916	$—	$—	$—	$170,607	$527,916
Performance Share Awards	$843,378	$—	$—	$—	$—	$843,378	$843,378
Unexercisable Options	$—	$—	$—	$—	$—	$—	$—
Total	$1,371,294	$527,916	$—	$—	$—	$1,013,985	$1,371,294
Retirement Benefits
DB Plan	$—	$—	$—	$—	$—	$—	$—
DC Plan	$—	$—	$—	$—	$—	$—	$—
Total	$—	$—	$—	$—	$—	$—	$—
Unvested Deferred Compensation	$—	$—	$—	$—	$—	$—	$—
Other Benefits
Health & Welfare	$—	$—	$—	$—	$29,674	$—	$29,674
Outplacement	$—	$—	$—	$—	$36,000	$—	$36,000
Perquisites	$—	$—	$—	$—	$—	$—	$—
Long-Term Disability	$—	$631,759	$—	$—	$—	$—	$—
Tax Gross-Ups	$—	$—	$—	$—	$—	$—	$803,108
Total	$—	$631,759	$—	$—	$65,674	$—	$868,782
Total	$1,371,294	$1,159,675	$—	$—	$785,674	$1,013,985	$3,290,076

(1)	Please see narrative accompanying these tables for details and key assumptions.

	J. Huey, VP, General Counsel & Corporate Secretary
					Qualifying
					Termination	Change in	Change in
					Unrelated to a	Control	Control &
					Change in	Without	Qualifying
Benefit	Death	Disability	For Cause	Voluntary	Control	Termination	Termination

Cash Severance	$—	$—	$—	$—	$663,750	$—	$885,000
Equity
Restricted Shares	$572,982	$572,982	$—	$—	$—	$212,454	$572,982
Performance Share Awards	$849,816	$—	$—	$—	$—	$849,816	$849,816
Unexercisable Options	$—	$—	$—	$—	$—	$—	$—
Total	$1,422,798	$527,982	$—	$—	$—	$1,062,270	$1,422,798
Retirement Benefits
DB Plan	$—	$—	$—	$—	$—	$—	$—
DC Plan	$—	$—	$—	$—	$—	$—	$—
Total	$—	$—	$—	$—	$—	$—	$—
Unvested Deferred Compensation	$—	$—	$—	$—	$—	$—	$—
Other Benefits
Health & Welfare	$—	$—	$—	$—	$18,346	$—	$18,346
Outplacement	$—	$—	$—	$—	$35,400	$—	$35,400
Perquisites	$—	$—	$—	$—	$—	$—	$—
Long-Term Disability	$—	$—	$—	$—	$—	$—	$—
Tax Gross-Ups	$—	$—	$—	$—	$—	$—	$721,485
Total	$—	$631,759	$—	$—	$53,746	$—	$775,231
Total	$1,422,798	$572,982	$—	$—	$717,496	$1,062,270	$3,083,029

(1)	Please see narrative accompanying these tables for details and key assumptions.

	E. Smith, VP Corporate Development
					Qualifying
					Termination	Change in	Change in
					Unrelated to a	Control	Control &
					Change in	Without	Qualifying
Benefit	Death	Disability	For Cause	Voluntary	Control	Termination	Termination

Cash Severance	$—	$—	$—	$—	$495,000	$—	$660,000
Equity
Restricted Shares	$270,396	$270,396	$—	$—	$—	$—	$270,396
Performance Share Awards	$630,924	$—	$—	$—	$—	$630,924	$630,924
Unexercisable Options	$—	$—	$—	$—	$—	$—	$—
Total	$901,320	$270,396	$—	$—	$—	$630,924	$901,320
Retirement Benefits
DB Plan	$—	$—	$—	$—	$—	$—	$—
DC Plan	$—	$—	$—	$—	$—	$—	$—
Total	$—	$—	$—	$—	$—	$—	$—
Unvested Deferred Compensation	$—	$—	$—	$—	$—	$—	$—
Other Benefits
Health & Welfare	$—	$—	$—	$—	$23,752	$—	$23,752
Outplacement	$—	$—	$—	$—	$26,400	$—	$26,400
Perquisites	$—	$—	$—	$—	$—	$—	$—
Long-Term Disability	$—	$—	$—	$—	$—	$—	$—
Tax Gross-Ups	$—	$—	$—	$—	$—	$—	$567,561
Total	$—	$—	$—	$—	$50,152	$—	$617,713
Total	$901,320	$270,396	$—	$—	$545,152	$630,924	$2,179,033

(1)	Please see narrative accompanying these tables for details and key assumptions.

Named Executive Officers Employed by the Company as of December 31, 2009.

We have entered into executive severance agreements and maintain certain plans that will require us to pay compensation and provide certain benefits to each of our named executive officers at, following, or in connection with the executive’s termination of employment or a change in control of Terra. The material terms and conditions relating to these payments and benefits are described below. Unless otherwise specifically noted, the terms described below apply to each named executive officer on an identical basis.

Involuntary Termination Without “Cause” or Voluntary Termination for “Good Reason” on December 31, 2009, Other Than During the Two-Year Period Following a “Change in Control”.

If a named executive officer’s employment with Terra had been involuntarily terminated by Terra without “cause” or voluntarily terminated by the executive for “good reason” on December 31, 2009, the executive would have been entitled to the following payments and benefits:

•	A lump-sum cash severance payment in an amount equal to 1.5 times the sum of his annual base salary at termination and his target annual incentive award for 2009;

•	Continuation of medical and dental benefits until the earlier of two years following the date of termination or the date the executive becomes covered by another employer’s major medical plan; and

•	Outplacement services at our expense until the earlier of the first anniversary of termination and the date that the executive becomes employed by a new employer.

Termination Due to Death on December 31, 2009.

If a named executive officer’s employment with Terra was terminated due to death on December 31, 2009, then his estate would have been entitled to the following payments and benefits:

•	Immediate vesting of all unvested restricted shares; and

•	Immediate vesting of all unvested performance shares at a level based on actual performance during the performance period through December 31, 2009.

Termination Due to Disability on December 31, 2009.

If a named executive officer’s employment with Terra was terminated due to his disability on December 31, 2009, he would have been entitled to the following payments and benefits:

•	Immediate vesting of all unvested restricted shares; and

•	Payment of monthly disability benefits.

“Change in Control” Without a Qualifying Termination on December 31, 2009.

If a “change in control” of Terra occurred on December 31, 2009, each named executive officer would have been entitled to the following benefits:

•	Immediate vesting of all unvested restricted shares granted prior to July 2008;

•	Immediate vesting of a number of performance shares granted prior to February 2009 equal to the greater of the target number of shares subject to each outstanding performance share grant and a number based on actual performance during the performance period through December 31, 2009; and

•	Payment of a gross-up to make the executive whole for any excise tax imposed as a result of Section 280G of the Internal Revenue Code.

Involuntary Termination Without “Cause” or Voluntary Termination for “Good Reason” on December 31, 2009 During the Two-Year Period Following a “Change in Control”.

If a named executive officer’s employment with Terra was involuntarily terminated by Terra without “cause” or voluntarily terminated by the executive for “good reason” on December 31, 2009 and during the two-year period following a “change in control” of Terra, he would have been entitled to the following payments and benefits:

•	A lump-sum cash severance payment in an amount equal to two times the sum of his annual base salary at termination and the target annual incentive award for 2009 (or, for officers who are covered by Section 162(m) of the Code, the product of their annual base salary at termination and their target annual incentive award opportunity for 2008);

•	Continuation of medical and dental benefits until the earlier of two years following the date of termination or the date the executive becomes covered by another employer’s major medical plan;

•	Outplacement services at our expense until the earlier of the first anniversary of termination and the date that the executive becomes employed by a new employer;

•	Immediate vesting of all benefits accrued under the SERP and two years of additional age and service credit for purposes of calculating such benefits (only applicable to Mr. Bennett, because Messrs. Greenwell, Stone, Huey, and Smith do not participate in the SERP);

•	Immediate vesting of all unvested restricted shares;

•	Immediate vesting of a number of performance shares equal to the greater of the target number of shares subject to each outstanding performance share grant and a number based on actual performance during the performance period through December 31, 2009; and

•	Payment of a gross-up to make the executive whole for any excise tax imposed as a result of Section 280G of the Internal Revenue Code.

Material Defined Terms.

The terms “cause” and “good reason” as used above are defined under the employment severance agreements and mean the following:

“Cause” means (i) the willful and continued failure of the executive to perform substantially the executive’s duties with Terra (other than any such failure resulting from incapacity due to physical or mental illness); (ii) the willful engaging by the executive in illegal conduct or gross misconduct which is materially and demonstrably injurious to Terra; (iii) the executive’s willful and material breach of the employment severance agreement; (iv) the executive’s willful violation of any material provision of Terra’s code of ethics and standards of business conduct or (v) the executive’s willful failure to cooperate with a government investigation.

“Good Reason” means, other than during the two-year period following a “change in control” (as defined in the employment severance agreements), (i) our failure to pay the executive any compensation when due (other than an inadvertent failure that is remedied within 10 business days following notice by the executive) and (ii) delivery by Terra to the executive of a notice to terminate the executive’s employment other than for “cause” or “permanent disability” (as defined in the employment severance agreements).

“Good Reason” means, during the two-year period following a “change in control” (as defined in the employment severance agreements), (i) our failure to pay the executive any compensation when due (other than an inadvertent failure that is remedied within 10 business days following notice by the executive); (ii) delivery by Terra to the executive of a notice to terminate the executive’s employment other than for “cause” or “permanent disability” (as defined in the employment severance agreements); (iii) a reduction in the executive’s annual base salary of 10% or more from the level in effect immediately prior to the “change in control”; (iv) the relocation of the executive’s principal place of employment to a location more than 50 miles from immediately prior to the change; (v) a reduction in the executive’s target annual incentive award of more than 10% from the level in effect immediately prior to the “change in control”; (vi) a material diminution in the executive’s titles, duties, responsibilities or status from those in effect immediately prior to the “change in control”; (vii) the removal of the executive from, or any failure to re-elect the executive to, any of the offices the executive held immediately prior to the “change in control”; or (viii) any material reduction in executive’s retirement, insurance or fringe benefits from the levels in effect immediately prior to the “change in control”.

The term “change in control”, as defined under the employment severance agreements, means, in general, the occurrence of any one of the following events: (i) certain changes in the membership of a majority of the Board; (ii) consummation of certain mergers or consolidations of Terra with any other corporation following which our shareholders hold less than 60% of the combined voting power of the surviving entity; (iii) approval by our shareholders of a plan of complete liquidation or dissolution of Terra; or (iv) certain acquisitions by a third-party or third-parties, acting in concert, of at least 25% of our then outstanding voting securities.

The definition of “change in control” for purposes of the restricted share agreements and the performance share agreements is substantially the same as that definition for purposes of the employment severance agreements.

Release Requirement.

Pursuant to the employment severance agreements, an executive will not be entitled to severance and other separation benefits unless he executes a release of claims in favor of Terra and the release becomes effective and irrevocable.

Post-Employment Covenants.

In exchange for the above described payments and benefits to the extent provided for under the employment severance agreements, following termination of employment, the executive will remain subject to confidentiality, cooperation and non-solicitation/non-competition covenants that are set forth in the employment severance agreements. The confidentiality covenant prohibits the executive from disclosing “confidential information” as defined under the employment severance agreements. The cooperation covenant requires the executive to cooperate with Terra in connection with any lawsuit or investigation that related to the executive’s employment with Terra. The non-solicitation/non-competition covenant prohibits the executive, for a period of one year following his termination of employment, from (i) engaging in any activity that is in competition with Terra (including any business relating to the production or marketing of nitrogen products) and (ii) soliciting or hiring any of our employees without our consent.

Methodologies and Assumptions used for Calculating Other Potential Post-Employment Payments.

For purposes of quantifying the other potential post-employment payments disclosed in the following tables, we utilized the following assumptions and methodologies:

•	Date of triggering event. The date of each triggering event is December 31, 2009.

•	Determination of cash severance. Following a qualifying triggering event, each named executive officer is entitled to cash severance equal to the sum of the named executive officer’s current base salary and target annual incentive award multiplied by the appropriate severance multiple. The severance multiple is 1.5 in the case of a termination other than within two years following a change in control of Terra, and is two in the case of a termination during the two-year period following a change in control. In accordance with this formula, each named executive officer’s cash severance was determined based on the following:

•	Mr. Bennett. Annual base salary of $650,000 as of December 31, 2009, and 2009 target annual incentive award of $975,000.

•	Mr. Greenwell. Annual base salary of $380,000 as of December 31, 2009, and 2009 target annual incentive award of $285,000.

•	Mr. Stone. Annual base salary of $300,000 as of December 31, 2009, and 2009 target annual incentive award of $225,000 and solely for the purpose of a termination other than within two years following a change in control, $180,000.

•	Mr. Huey. Annual base salary of $295,000 as of December 31, 2009, and 2009 target annual incentive award of $147,500.

•	Mr. Smith. Annual base salary of $220,000 as of December 31, 2009, and 2009 target annual incentive award of $110,000.

•	Number of performance shares subject to vesting in the event of a change in control. The performance share award agreements for grants prior to February 2009 provide that in the event of a “change in control” of Terra, a number of performance shares equal to the greater of the target number of shares subject to each outstanding performance share grant and a number based on actual performance during the performance period through December 31, 2009 will become vested. For performance share awards granted in 2009, the number of shares that each holder will receive will become fixed at the greater of the target number of shares subject to the award and a number based on actual performance during the performance period through December 31, 2009. Each holder will receive such performance shares on the earlier of the date that such award would otherwise vest or the date that such holder is terminated without cause or for good reason (both as defined in the performance share award agreement) or due to death or total disability on or following a change in control. Based on company performance as of December 31, 2009, the actual performance number for each of the outstanding performance share grants is at least equal to the maximum level of performance, and therefore, we have assumed vesting at the maximum level (200% of target).

•	Number of restricted shares subject to vesting in the event of death or disability. The restricted share award agreements for the outstanding grants of restricted shares provide that in the event of a termination of employment due to death or disability, the restricted shares subject to such grant will vest in full.

•	Number of performance shares subject to vesting in the event of death. The performance share award agreements provide that in the event of a termination of employment due to death prior to a change in control, performance shares will vest at a level based on actual performance during the performance period through the date of death. Based on company performance as of December 31, 2009, the actual performance number for each of the outstanding performance share grants is at least equal to the maximum level of performance, and therefore, we have assumed vesting at the maximum level (200% of target).

•	Value of restricted shares and performance shares subject to vesting. The value of each restricted share and performance share that was subject to vesting upon a triggering event was determined by multiplying the number of shares subject to vesting by the closing price of Terra common stock on December 31, 2009, the last trading day of 2009 (i.e., $32.19).

•	Value of continuation of health and dental benefits. The value of health and dental benefits which are continued for a two-year period following certain qualifying triggering events was determined based on assumptions used for financial reporting purposes under Financial Accounting Standards Board ASC Topic 715, Retirement Benefits.

•	Value of post-termination outplacement services. The value of post-termination outplacement services was determined based on a value equal to approximately 12% of an executive’s annual base salary as of the date of termination of employment.

•	Incremental value of accelerated vesting of SERP benefits and additional age/service credit in the event of a “change in control”. These amounts, which are applicable to Mr. Bennett, were calculated by adding two years of credited service to the year-end 2009 total pension benefit (i.e., sum of tax-qualified pension and SERP) for the named executive officer and then determining the present value of that accrued benefit deferred to the date the executive reaches age 63, which is the earliest age at which unreduced pension benefits would be available to the executive with an extra two years of age. The actuarial basis for these determinations is the same as the basis used in the Pension Benefits Table.

•	Value of monthly disability benefits. The value of monthly disability benefits is based on the present value of the excess of each named executive officer’s monthly disability benefit under our long-term disability plan that covers the executive as of December 31, 2009, over the monthly disability benefit that would be payable under our long-term disability plan that is generally available to all employees. Amounts are calculated using a 7% discount rate and assuming that each named executive officer continues to receive monthly disability benefits until age 65.

•	Determination of excise tax payments and tax gross-up payments made in connection with a change in control. We determined the amount of the excise tax payment by multiplying by 20% the “excess parachute payment” that would arise in connection with payments made to the applicable named executive officers upon either (i) a change in control of Terra or (ii) a qualifying termination of employment following a change in control. The excess parachute payment was determined in accordance with the provisions of Section 280G of the Internal Revenue Code. We utilized the following key assumptions to determine the applicable named executive officer’s tax gross-up payment:

•	Based on our performance through December 31, 2009, all of our outstanding performance share awards are currently expected to vest at 200% of the target level. Therefore, the amount of the excise tax with respect to the performance share awards was calculated assuming that all performance goals with respect to the performance share awards had already been met at the 200% level. The result is that the amount of the excise tax attributable to both the performance share awards and the restricted shares is based solely on the value of the accelerated vesting and the lapse of the obligation to perform future services;

•	A statutory federal income tax rate of 35%, a Medicare tax rate of 1.45% and a state income tax rate of 8.98%, which is the maximum individual income tax rate for Iowa;

•	Each named executive officer’s Section 280G “base amount” was determined based on average W-2 compensation for the period from 2004-2008 (or the period of the executive’s employment with Terra, if shorter); and

•	The interest rate assumption was 120% of the applicable federal rate for December 2009.

Director Compensation.

The following table summarizes the compensation of each of our non-employee directors for the fiscal year ended December 31, 2009.

					Change in
					Pension
					Value &
					Nonqualified
	Fees Earned			Non-Equity	Deferred
	or Paid			Incentive Plan	Compensation	All Other
	in Cash	Stock Awards	Option	Compensation	Earnings	Compensation	Total
Name	($)(1)	($)(2)(3)	Awards	($)	($)	($)	($)

Fisher, D.	$83,750	$164,690	$—	$—	$—	$—	$248,440
Fraser, D.	$75,250	$164,690	$—	$—	$—	$—	$239,940
Hesse, M.	$79,000	$164,690	$—	$—	$—	$—	$243,690
Janson, P.	$72,500	$164,690	$—	$—	$—	$—	$237,190
Kroner, J.	$72,500	$164,690	$—	$—	$—	$—	$237,190
Lilly, J.	$10,625	$190,656	$—	$—	$—	$—	$201,281
McGlone, D.	$68,750	$164,690	$—	$—	$—	$—	$233,440
Slack, H.	$100,000	$247,050	$—	$—	$—	$—	$347,050
Wilson, D.	$10,625	$190,656	$—	$—	$—	$—	$201,281
Yoskowitz, I.	$10,625	$190,656	$—	$—	$—	$—	$201,281

(1)	For information about the nature of the fees earned during the fiscal year, see the narrative accompanying this table.

(2)	This column sets forth the amount of fees earned by each director from Terra during 2009. These amounts represent the grant-date fair value of stock-based compensation granted in 2009.

(3)	Includes a share award of 8,321 shares to the Chairman of the Board (Mr. Slack) on August 3, 2009; share awards of 4,025 shares (on December 1, 2009) and 1,030 shares (on December 17, 2009) to Messrs. Lilly, Wilson and Yoskowitz, and a share award of 5,547 shares (on August 3, 2009) to the other directors. Grants are immediately vested.

In May 2003, the board of directors voted to compensate non-employee directors using a combination of cash and shares. In 2007, the board of directors again reviewed the compensation plan and structure for non-employee directors and made certain revisions thereto while leaving intact the mix of cash and shares.

Director Fees Paid in Cash.

Under the director compensation policy, in 2009, Mr. Slack, Chairman of the Board, received an annual cash retainer of $100,000 (paid quarterly). The other non-employee directors each received an annual retainer of $27,500 (paid quarterly) and meeting fees of $1,250 per meeting attended, including committee meetings. Mr. Fisher received an additional annual cash retainer of $10,000 (paid quarterly) for serving as Chairman of the Audit Committee. Ms. Hesse, Chairman of the Nominating and Corporate Governance Committee, and Mr. Fraser, Chairman of the Compensation Committee, each received an additional annual cash retainer of $4,000 (paid quarterly) for serving as committee chairs.

Director Stock Awards.

2009 Stock Awards.

Pursuant to a resolution of the Board of Directors dated August 16, 2006, the Board determined that beginning in 2006 and on a going-forward basis, director stock awards would be delivered in the form of fully vested shares of Terra common stock. By resolution of the Board of Directors dated October 23, 2007, the Board determined that new equity grants should be made August 1 (or the following business day) each year, and that starting August 2008, the number of shares awarded shall be determined by reference to a fixed dollar amount divided by the share price of Terra shares for the previous 20 trading days immediately preceding the date of grant, rounded up to the next whole share. The dollar value used in the numerator is $150,000 for all non-employee directors except for Mr. Slack, the chairman, in which case the numerator is the sum of $225,000. This level of stock award was selected based on a prior market study of compensation paid to non-employee directors of public companies. In addition, the Board determined that each newly elected outside director will receive, simultaneously with his or her election to the Board, an initial grant of Terra shares that is equivalent to the annual equity grant as described above. On August 3, 2009, each director serving on the Board on that date other than Mr. Slack received a grant of 5,547 shares of Terra common stock, and Mr. Slack received a grant of 8,321 shares of Terra common stock.

On December 1, 2009, newly elected directors Messrs. Lily, Wilson and Yoskowitz each received a grant of 4,025 shares of Terra common stock upon their election to the Board. On December 17, 2009, Terra issued a subsequent grant to each such newly elected directors of 1,030 shares of Terra common stock to ensure that the directors’ initial grant was not diminished as a result of the $7.50 special cash dividend paid by Terra on December 11, 2009.

Director Stock Ownership Guidelines.

Pursuant to resolution of the Board of Directors dated October 23, 2007, the Board implemented, effective immediately, Terra stock ownership guidelines for all non-employee directors. The guide for all non-employee directors is 20,000 shares for all except the Chairman, which guide is 30,000 shares. All newly elected directors are to be allowed a five year period from election to satisfy the new guidelines.

Other Director Compensation.

We reimburse all directors for reasonable travel and other necessary business expenses incurred in the performance of their services for Terra. Non-employee directors do not receive any additional payments or perquisites. A director who is a Terra employee, such as Mr. Bennett, does not receive any additional compensation for service as a director.

Transactions with Related Persons.

During 2009, the Company was engaged in no transactions, nor are any such transactions currently proposed, in which a related party, as that term is defined in Title 17, Chapter II, Subpart § 229.404 of the Code of Federal Regulations, had or will have a direct or indirect material interest and which involves an amount exceeding $120,000.

Policies and Procedures.

The Audit Committee of the Board reviews all material transactions with any related person as identified by management. “Related persons” include any of our directors, executive officers, certain of our stockholders and immediate family members of any of the foregoing.

At its February 2008 meeting, the Audit Committee and Board adopted a written policy for evaluating related person transactions. To identify related person transactions under such policy, each year we submit and require our directors and officers to complete Director and Officer Questionnaires identifying any transactions with us in which the officer or director or their family members have an interest. Additionally, all material undertakings by the Company are reviewed by management, with a view, in part, to identify if a related person is involved. Pursuant to our policy, we periodically compile a list of related persons (“Related Person List”) based on information gathered from responses to the Director and Officer Questionnaire along with information concerning stockholders who beneficially own more than five percent (5%) of the voting securities of Terra, and distribute the list to key members of management for review. Management is instructed to review the Related Person List and promptly inform the General Counsel of any current or proposed transactions with any person on the list. The General Counsel is to report to the Audit Committee any potential related person transaction so identified. We review related person transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual’s private interest interferes, or appears to interfere, in any way with the Company’s interest. Our Code of Ethics and Standards of Business Conduct requires all directors, officers and employees who may have a potential or apparent conflict of interest to immediately notify our General Counsel.

We expect our directors, officers and employees to act and make decisions that are in the Company’s best interests and encourage them to avoid situations which present a conflict between our interests and their own personal interests. Our directors, officers and employees are prohibited from taking any action that may make it difficult for them to perform their duties, responsibilities and services to Terra in an objective and fair manner. The Nominating and Corporate Governance Committee is charged with responsibility to bring before the Board all requests for a waiver of the Company’s Code of Ethics and Standards of Business Conduct.

AUDIT COMMITTEE REPORT

The responsibilities of the Audit Committee, which are set forth in the Audit Committee charter adopted by the Board of Directors, include providing oversight to Terra’s financial reporting process through periodic meetings with Terra’s independent auditors, internal auditors and management to review accounting, auditing, internal controls and financial reporting matters. Terra management is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on Terra’s senior management, including its senior financial management, its internal audit function, and its independent auditors.

The Audit Committee appointed Deloitte & Touche LLP (“Deloitte & Touche”) as the independent registered public accounting firm for Terra for 2010.

The Audit Committee has reviewed and discussed with senior management Terra’s audited financial statements included in the 2009 Annual Report to Stockholders. Management has confirmed to us that the data in such financial statements (i) has been prepared with integrity and objectivity and is management’s responsibility, and (ii) has been prepared in conformity with generally accepted accounting principles.

The Audit Committee has discussed with Deloitte & Touche, Terra’s independent registered accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61 (“SAS 61”) Communications with Audit Committees. SAS 61 requires Terra’s independent registered accounting firm to provide us with additional information regarding the scope and results of their audit of Terra’s financial statements, including with respect to (i) their responsibility under generally accepted auditing standards, (ii) significant accounting policies, (iii) management judgments and estimates, (iv) any significant audit adjustments, (v) any disagreements with management, and (vi) any difficulties encountered in performing the audit.

The Audit Committee has received from Deloitte & Touche a letter providing the disclosures required by the applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche’s communications with the Audit Committee concerning its independence. Deloitte & Touche has discussed its independence with us and has confirmed in such letter that, in its professional judgment, it is independent of Terra within the meaning of the Federal securities laws and other applicable requirements. Deloitte & Touche has also discussed with us its findings related to its review of Terra’s internal control procedures as required by Section 404 of the Sarbanes-Oxley Act.

Based on the review and discussions described above with respect to Terra’s audited financial statements for the year ended December 31, 2009, the Audit Committee has recommended to the Board of Directors that such financial statements be included in Terra’s Annual Report for 2009 on Form 10-K for filing with the SEC.

The Audit Committee has a policy concerning the approval of audit and non-audit services to be provided by Terra’s independent registered public accounting firm. A copy of this policy can be found in Terra’s Audit Committee charter on our website at www.terraindustries.com. Select the “Investors” link, followed by “Terra Industries (TRA)” and choose “Governance”. The policy requires that all services provided by Terra’s independent auditors to Terra, including audit services and permitted audit-related and non-audit related services, be pre-approved by the Audit Committee.

In giving our recommendation to the Board of Directors, we have relied on (i) management’s representation that the data in such financial statements has been prepared with integrity and objectivity and in conformity with generally accepted accounting principles, and (ii) the report of Terra’s independent registered accounting firm with respect to such financial statements.

Members of the Audit Committee of the Board of Directors

D.E. Fisher, Chairman
M.O. Hesse
J.R. Kroner
D.A. Wilson

ANNEX B

March 11, 2010
Board of Directors
Terra Industries Inc.
Terra Center
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102

Members of the Board:

You have asked us to advise you with respect to the fairness to the holders of common stock, without par value (“Company Common Stock”), of Terra Industries Inc. (the “Company”), from a financial point of view, of the Consideration (as defined below) to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, to be entered into (the “Merger Agreement”) by and among CF Industries Holdings, Inc. (“Parent”), Composite Merger Corporation, an indirect wholly owned subsidiary of Parent (“Merger Sub”) and the Company. The Merger Agreement provides for, among other things, (i) the exchange offer (the “Offer”) by Merger Sub to purchase all of the outstanding shares of Company Common Stock at a per share purchase price of $37.15 in cash (the “Cash Consideration”), and 0.0953 shares of common stock, par value $0.01 per share (“Parent Common Stock”), of Parent (the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”), and (ii) the subsequent merger (the “Merger” and, together with the Offer, the “Transaction”) of Merger Sub with and into the Company, whereby the Company will become a wholly owned subsidiary of Parent and each outstanding share of Company Common Stock not acquired in the Offer, other than those shares owned by Parent, Merger Sub and the Company or any wholly owned subsidiary of Parent or the Company, will be converted into the right to receive the Consideration.

In arriving at our opinion, we have reviewed a draft of the Merger Agreement, dated March 10, 2010, certain related agreements, as well as certain publicly available business and financial information relating to the Company and Parent. We also have reviewed certain other information relating to the Company and Parent, including financial forecasts relating to the Company and Parent (certain of which were publicly available), as well as pricing information related to natural gas and certain other commodities reflected in such forecasts and data, which were provided to or discussed with us by the Company. We also have met with the management of the Company to discuss the business and prospects of the Company and Parent. We have also considered certain financial and stock market data of the Company and Parent, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company and Parent and we have considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and have assumed and relied on such information being complete and accurate in

Board of Directors
Terra Industries Inc.
March 11, 2010

all material respects. With respect to the financial forecasts for the Company and Parent and the estimated data for the Company and Parent that we have reviewed, the management of the Company has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company and Parent, and that such other data (including the assumptions related to pricing of natural gas and certain other commodities) have also been reasonably prepared on bases reflecting the best currently available estimates of the Company. With respect to the publicly available financial forecasts for the Company and Parent referred to above, we have reviewed and discussed such forecasts with the management of the Company and have assumed, with your consent, that such forecasts represent reasonable estimates and judgments with respect to the future financial performance of the Company and Parent. We have also assumed, with your consent, that in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no modification, delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the Transaction in any respect material to our analyses and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of the Company have advised us, and we have assumed, that the terms of the Merger Agreement, when executed, will conform in all respects material to our analyses to the terms reflected in the draft reviewed by us. We also noted that payment will be made in full by Parent (on behalf of the Company) of the $123 million termination fee payable to Yara International ASA (“Yara”) pursuant to Section 8.2(b)(i) of the Agreement and Plan of Merger, dated as of February 12, 2010, by and between the Company, Yara and Yukon Merger Sub, Inc., an indirect wholly owned subsidiary of Yara (the “Yara Merger Agreement”). In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluations or appraisals.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received in the Transaction and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof and upon certain assumptions regarding such financial, economic, market and other

Board of Directors
Terra Industries Inc.
March 11, 2010

conditions, which are currently subject to unusual volatility and which, if different than assumed, could have a material impact on our analyses. Our opinion also is based on assumptions provided by the Company’s management as to the pricing of natural gas and certain other commodities, which is subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses. We are not expressing any opinion as to what the value of shares of

Parent Common Stock actually will be when issued to the holders of the Company Common Stock pursuant to the Transaction or the prices at which shares of Parent Common Stock will trade at any time. Our opinion does not address the merits of the Transaction as compared to alternative transactions or strategies that may be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Transaction.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided investment banking and other financial services to the Company and its affiliates, for which we and our affiliates have received compensation, including having acted as (i) financial advisor to the Company in connection with its entry into the Yara Merger Agreement upon the closing of which we would have also been entitled to receive a fee, (ii) financial advisor to the Company in connection with the consideration of various proposals made by Parent for a business combination with the Company, (iii) financial advisor to the Company in 2008 in connection with the review of the Company’s strategic alternatives (which alternatives included a potential transaction involving Parent), and (iv) joint lead managing underwriter in connection with a subsidiary of the Company’s offering in 2009 of $600,000,000 of 7.75% Senior Notes due 2019. We and our affiliates may in the future provide financial advice and services, to the Company, Parent and their respective affiliates or any company that may be involved in the Transaction for which we and our affiliates would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of our business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent and any other companies that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender any shares of Company Common Stock into the Offer or act on any matter relating to the proposed Transaction.

Board of Directors
Terra Industries Inc.
March 11, 2010

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such stockholders.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:     /s/ David A. DeNunzio
Title: Managing Director

B-4